As filed with the Securities and Exchange Commission on March 16, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

OR

 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 ☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from              to

Commission File No.

PIEDMONT LITHIUM LIMITED
(Exact name of Registrant as specified in its charter)

N/A	AUSTRALIA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Level 9, BGC Centre, 28 The Esplanade
Perth, WA, 6000 Australia
(Address of principal executive offices)

Keith D. Phillips
President and Chief Executive Officer
+61 8 9322 6322 (telephone)
+61 8 9322 6558 (facsimile)
Level 9, BGC Centre, 28 The Esplanade
Perth, WA, 6000 Australia
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered or to be registered:
American Depository Shares each representing 100 Ordinary Shares, no par value(1)	The Nasdaq Capital Market
(1)	Evidenced by American Depositary Receipts

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 15, 2018: 554,030,352 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes  ☐ No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes  ☐ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer  ☐ Accelerated filer  ☐ Non-accelerated filer  ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes  ☐ No  ☐

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐ No  ☐

INTRODUCTION

Piedmont Lithium Limited holds a 100% interest in a lithium project located within the Carolina Tin-Spodumene Belt and along trend to the Hallman Beam and Kings Mountain mines, historically providing much of the western world’s lithium between the 1950s and 1990s. We refer to this project as the “Piedmont Lithium Project” or the “Project”.

We are currently undertaking a significant exploration drilling campaign, which may lead to us beginning technical studies to assess to the economic potential of the Project and us to become an integrated lithium business. Following the completion of all technical studies and all necessary permitting activities, Piedmont may undertake mining and lithium processing activities to produce a highly strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

Piedmont Lithium Location and Bessemer City Lithium Processing Plant and Kings Mountain Lithium Processing Facility

Our head office is located at 6 East 46th Street, 3rd Floor, New York, NY 10017, United States. The telephone number of our head office is +(1) 347-577-9497. Our registered office is located at Level 9, BGC Centre, 28 The Esplanade, Perth, Western Australia 6000. The telephone number of our registered office is +(61) 8-9322-6322.

Our ordinary shares are publicly traded on the Australian Securities Exchange, or ASX, under the symbol “PLL”.

We are filing this registration statement on Form 20-F in anticipation of the listing of our American Depositary Shares, or ADSs, each representing 100 of our ordinary shares, on the Nasdaq Capital Market, or Nasdaq, under the symbol “PLLL”. The Bank of New York Mellon, acting as depositary, will register and deliver the ADSs.

We also maintain a web site at www.piedmontlithium.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this registration statement on Form 20-F, and the reference to our website in this registration statement on Form 20-F is an inactive textual reference only.

ABOUT THIS REGISTRATION STATEMENT

Unless otherwise indicated or the context implies otherwise, any reference in this registration statement on Form 20-F to:

•	“Piedmont” refers to Piedmont Lithium Limited, unless otherwise indicated;
•	“the Company”, we”, “us”, or “our” refer to Piedmont and its consolidated subsidiaries, through which it conducts its business, unless otherwise indicated;
•	“shares” or “ordinary shares” refers to our ordinary shares;
•	“ADS” refers to the American depositary shares; and
•	“ASX” refers to the Australian Securities Exchange.

Unless otherwise indicated, all references to “$” or “A$” are to Australian dollars, and all references to “US$” are to United States dollars. Our reporting and functional currency is the Australian dollar. This registration statement on Form 20-F contains references to U.S. dollars where the underlying transaction or event was denominated in U.S. dollars. See “Exchange Rate Information.” This registration statement on Form 20-F contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” This registration statement on Form 20-F also includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

As a public company in Australia, we will report estimates of “measured,” “indicated” and “inferred” mineral resources, which are terms that are recognized and required by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, or JORC, and also the ASX. These definitions differ from the definitions in Industry Guide 7, or Guide 7, under the U.S. Securities Act of 1933, as amended, or the Securities Act.

In particular, Guide 7 applies different standards in order to classify mineralization as a reserve. Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Consequently, the terms “measured,” “indicated” and “inferred” mineral resources are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned that public disclosure by us of such mineral resources in Australia in accordance with ASX listing rules do not form a part of this registration statement on Form 20-F.

Accordingly, information contained in this registration statement on Form 20-F may contain descriptions of the mineralization of our projects that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder, in particular Guide 7. As such, under Guide 7 we are an exploration stage company as we don’t currently have any proven and probable reserves under Guide 7 standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this registration statement on Form 20-F may be deemed to be “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this registration statement on Form 20-F include, but are not limited to, statements with respect to:

•	risks related to our limited operating history in the lithium industry;
•	risks related to our status as an exploration stage company;
•	risks related to our ability to identify lithium mineralization and achieve commercial lithium mining at the Project;
•	risks related to mining, exploration and mine construction, if warranted, on our properties;
•	risks related to our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities;
•	risks related to investment risk and operational costs associated with our exploration activities;
•	risks related to our ability to access capital and the financial markets;
•	risks related to compliance with government regulations;
•	risks related to our ability to acquire necessary mining licenses, permits or access rights;
•	risks related to environmental liabilities and reclamation costs;
•	risks related to volatility in lithium prices or demand for lithium;
•	risks related to stock price and trading volume volatility;
•	risks relating to the development of an active trading market for the ADSs;
•	risks related to ADS holders not having certain shareholder rights;
•	risks related to ADS holders not receiving certain distributions; and
•	risks related to our status as a foreign private issuer and emerging growth company.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as otherwise required by the securities laws of the United States and Australia, we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We qualify all the forward-looking statements contained in this registration statement on Form 20-F by the foregoing cautionary statements.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, the consolidated financial statements and related notes included in this registration statement on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States, or U.S. GAAP, and thus may not be comparable to financial statements of United States companies. Because the SEC has adopted rules to accept financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP for foreign private issuers such as us, we will not be providing a description of the principal differences between U.S. GAAP and IFRS.

Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g. fiscal 2017 refers to our fiscal year ended June 30, 2017.

COMPETENT PERSONS STATEMENT

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this registration statement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the Society for Mining, Metallurgy and Exploration, a Recognized Professional Organization. Mr. Leatherman is a consultant to the Company. We believe Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a “Competent Person” as defined in the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, or JORC Code. Mr. Leatherman consents (within the meaning of, and as required by, the JORC Code and the ASX Listing Rules) to the inclusion in the report of the matters based on his information in the form and context in which it appears.

EXCHANGE RATE INFORMATION

We are an Australian company that is headquartered in the Commonwealth of Australia. All of our revenues and losses are denominated in Australian dollars. The conversion of Australian dollars into U.S. dollars in this registration statement on Form 20-F is based on the rate published by the Reserve Bank of Australia on the date indicated.

The table below sets forth for the periods identified the number of U.S. dollars per Australian dollar as published by the Reserve Bank of Australia. We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate, the rates stated below, or at all.

	High (US$)	Low (US$)
Fiscal Year Ended
June 30, 2013	1.0593	0.9202
June 30, 2014	0.9672	0.8716
June 30, 2015	0.9458	0.7590
June 30, 2016	0.7812	0.7590
June 30, 2017	0.7724	0.7202

Quarter Ended
September 30, 2014	0.9458	0.8693
December 31, 2014	0.8883	0.8112
March 31, 2015	0.8244	0.7604
June 30, 2015	0.8122	0.7590
September 30, 2015	0.7713	0.6924
December 31, 2015	0.7332	0.7038
March 31, 2016	0.7657	0.6867
June 30, 2016	0.7812	0.7160
September 30, 2016	0.7711	0.7436
December 31, 2016	0.7700	0.7202
March 31, 2017	0.7724	0.7234
June 30, 2017	0.7692	0.7352
September 30, 2017	0.8121	0.7585
December 31, 2017	0.7512	0.7872

Month Ended
September 2017	0.8121	0.7813
October 2017	0.7872	0.7642
November 2017	0.7715	0.7537
December 2017	0.7800	0.7512
January 2018	0.7816	0.8096
February 2018	0.7779	0.8044
March 1 to March 15	0.7876	0.7731

On March 15, 2018, the exchange rate published by the Reserve Bank of Australia for the conversion of Australian dollars into U.S. dollars was $1.00 = US$0.7876.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.	Directors and Senior Management

The following table lists the current members of our board of directors and our executive officers. The address for our directors and officers is c/o Level 9, BGC Centre, 28 The Esplanade, Perth, WA 6000, Australia.

Name	Position
Ian Middlemas	Non-Executive Chairman
Keith Phillips	Managing Director, President and Chief Executive Officer
Anastasios Arima	Executive Director
Robert Behets	Non-Executive Director
Jorge Beristain	Non-Executive Director Nominee
Levi Mochkin	Non-Executive Director
Mark Pearce	Non-Executive Director
Gregory Swan	Company Secretary
Patrick Brindle	Vice President and Project Manager
David Buckley	Vice President and Chief Process Engineer
Bruce Czachor	Vice President and General Counsel
Lamont Leatherman	Vice President and Chief Geologist

For further details, see “Directors, Senior Management and Employees.” Upon our listing on Nasdaq, Mr. Beristain will join our board of directors and Mr. Behets will step down as a director.

B.	Advisers

Our principal Australian legal advisers are DLA Piper, located at Level 31, Central Park, 152-158 St. Georges Terrace, Perth WA 6000, Australia. Our principal United States legal advisors are Gibson, Dunn & Crutcher LLP, located at 200 Park Avenue, New York, New York 10166, and Johnston, Allison and Hord, P.A., located at 1065 East Morehead Street, Charlotte, NC 28204.

C.	Auditors

Deloitte Touche Tohmatsu served as our principal independent registered public accounting firm for the fiscal years ended June 30, 2015, 2016 and 2017. The address of Deloitte Touche Tohmatsu is Tower 2, Brookfield Place, 123 St. Georges Terrace, Perth Western Australia, 6000.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The consolidated financial information included in this registration statement on Form 20-F in the tables below at June 30, 2016 and 2017 and for the fiscal years ended June 30, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements and related notes included elsewhere within this registration statement.

The consolidated financial information included in this registration statement on Form 20-F in the tables below at December 31, 2017 and for the six months ended December 31, 2017 and 2016 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this registration statement. We have prepared the unaudited information on the same basis as the audited consolidated financial statements, and have included, in our opinion, all adjustments consisting of normal and recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements.

The summary consolidated financial data below should be read in conjunction with our consolidated financial statements beginning on page F-1 of this registration statement on Form 20-F and with the information appearing in the section of this registration statement on Form 20-F entitled “Operating and Financial Review and Prospects.” Our historical results do not necessarily indicate results expected for any future period.

Summary Financial Information
(In Australian dollars, except numbers of ordinary shares)

	As of June 30,						Six months ended December 31, 2016		Six months ended December 31, 2017
	Fiscal 2015		Fiscal 2016		Fiscal 2017
Consolidated Operating Data
Interest income	A$	71,205	A$	53,556	A$	44,978	A$	18,976	A$	65,515
Exploration and evaluation expenses		(357,554)		(54,793)		(1,501,453)		(155,444)		(3,295,574)
Corporate and administrative expenses		(454,789)		(386,950)		(588,983)		(218,131)		(395,856)
Business development expenses		(307,097)		(191,016)		(309,527)		(175,099)		(581,779)
Share based payments		(99,514)		99,514		(1,142,443)		(540,933)		(731,233)
Other income (expense)		(30,000)		95,711		(820)		2,933		(376,455)
Loss for the year		(1,177,749)		(383,978)		(3,498,248)		(1,067,698)		(5,315,382)
Loss per basic and diluted ordinary share (cents per ordinary share)		(0.30)		(0.10)		(0.85)		(0.27)		(1.09)
Weighted average number of ordinary shares outstanding (basic and diluted)		397,808,129		397,808,129		454,030,352		486,095,569		554,030,352
	As of June 30,				As of December 31, 2017
	2016		2017
Consolidated Statement of Financial Position
Cash and cash equivalents	A$	1,855,095	A$	4,597,397	A$	14,969,268
Trade and other receivables		13,811		44,172		117,254
Property, plant and equipment		1,289		5,064		4,230
Exploration and evaluation assets		52,022		231,149		1,132,206
Working capital (deficit)		1,805,584		4,013,089		13,653,026
Total assets		1,922,217		4,877,782		16,222,958
Total liabilities		63,322		628,480		1,433,496
Contributed equity		30,453,178		35,202,197		50,349,671
Total equity		1,858,895		4,249,302		14,789,462
B.	Capitalization and Indebtedness

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2017. You should read this information together with our financial statements and the related notes and with “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this registration statement on Form 20-F.

	As of December 31, 2017
Cash and cash equivalents	A$	14,969,268

Equity:
Contributed equity		50,349,671
Reserves		1,847,704
Accumulated losses		(37,407,913)
Total equity		14,789,462
Total capitalization		14,789,462

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this registration statement on Form 20-F. If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of the ADSs could decline. We operate in a competitive environment that involves significant risks and uncertainties, some of which are outside of our control. If any of these risks actually occurs, our business and financial condition could suffer and the price of the ADSs could decline.

Business Risks

Our future performance is difficult to evaluate because we have a limited operating history in the lithium industry.

Although we were incorporated in 1983, we began to implement our current business strategy in the lithium industry in 2016. We have not realized any revenues to date from the sale of lithium, and our operating cash flow needs have been financed primarily through issuances of our ordinary shares and not through cash flows derived from our operations. As a result, we have little historical financial and operating information available to help you evaluate our performance.

We are an exploration stage company, and there is no guarantee that our properties will result in the commercial extraction of mineral deposits.

We are engaged in the business of acquiring and exploring mineral properties with the intention of locating economic deposits of minerals. Our property interests are at the exploration stage. Accordingly, it is unlikely that we will realize profits in the short term, and we cannot assure you that we will realize profits in the medium to long term. Any profitability in the future from our business will be dependent upon development of an economic deposit of minerals and further exploration and development of other economic deposits of minerals, each of which is subject to numerous risk factors. Further, we cannot assure you that, even if an economic deposit of minerals is located, any of our property interests can be commercially mined. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing deposits may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that our current exploration programs will result in profitable commercial mining operations. The profitability of our operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors. Additional expenditures are required to establish reserves which are sufficient to commercially mine and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

In addition, exploration projects like ours have no operating history upon which to base estimates of future operating costs and capital requirements. Exploration project items, such as any future estimates of reserves, metal recoveries or cash operating costs will to a large extent be based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques, and future feasibility studies. Actual operating costs and economic returns of any and all exploration projects may materially differ from the costs and returns estimated, and accordingly, our financial condition, results of operations and cash flows may be negatively affected.

Because the probability of an individual prospect ever having reserves is not known, our properties may not contain any reserves, and any funds spent on exploration and evaluation may be lost.

We are an exploration stage mining company, and we have no reserves as defined by Guide 7. We cannot assure you about the existence of economically extractable mineralization at this time, nor about the quantity or grade of any mineralization we may have found. Because the probability of an individual prospect ever having reserves is uncertain, our properties may not contain any reserves and any funds spent on evaluation and exploration may be lost. Even if we confirm reserves on our properties, any quantity or grade of reserves we indicate must be considered as estimates only such reserves are actually mined. We do not know with certainty that economically recoverable lithium exists on our properties. In addition, the quantity of any reserves may vary depending on commodity prices. Any material change in the quantity or grade of reserves may affect the economic viability of our properties. Further, our lack of established reserves means that we are uncertain about our ability to generate revenue from our operations.

We face risks related to mining, exploration and mine construction, if warranted, on our properties.

Our level of profitability, if any, in future years will depend to a great degree on lithium prices and whether our exploration stage properties can be brought into production. It is impossible to ensure that the current and future exploration programs and/or feasibility studies on our existing properties will establish reserves. Whether it will be economically feasible to extract lithium depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; lithium prices; mining, processing and transportation costs; the willingness of lenders and investors to provide project financing; labor costs and possible labor strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving an inadequate return on invested capital. In addition, we are subject to the risks normally encountered in the mining industry, such as:

•	the discovery of unusual or unexpected geological formations;
•	accidental fires, floods, earthquakes or other natural disasters;
•	unplanned power outages and water shortages;
•	controlling water and other similar mining hazards;
•	operating labor disruptions and labor disputes;
•	the ability to obtain suitable or adequate machinery, equipment, or labor;
•	our liability for pollution or other hazards; and
•	other known and unknown risks involved in the conduct of exploration and operation of mines.

The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our future earnings and competitive position and, potentially our financial viability.

Our long-term success will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities.

Our long-term success, including the recoverability of the carrying values of our assets, our ability to acquire additional lithium projects, and continuing with exploration, development and commissioning and mining activities on our existing lithium project, will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our operations by establishing ore bodies that contain commercially recoverable lithium and to develop these into profitable mining activities. The economic viability of our future mining activities has many risks and uncertainties including, but not limited to:

•	a significant, prolonged decrease in the market price of lithium;
•	difficulty in marketing and/or selling lithium;
•	significantly higher than expected capital costs to construct our mine;
•	significantly higher than expected extraction costs;

•	significantly lower than expected lithium extraction;
•	significant delays, reductions or stoppages of lithium extraction activities; and
•	the introduction of significantly more stringent regulatory laws and regulations.

Our future mining activities may change as a result of any one or more of these risks and uncertainties, and we cannot assure you that any ore body that we extract mineralized materials from will result in achieving and maintaining profitability and developing positive cash flow.

We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to execute our business plan or pursue investments that we may rely on for future growth.

We rely on access to long-term capital markets as a source of liquidity for our capital and operating requirements. We will require additional capital to explore and define lithium mineralization, conduct a feasibility study and establish any future mining operations, which would require funds for construction and working capital. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all, or that we will be successful in commencing commercial lithium extraction, or that our sales projections will be realized.

In order to finance our future capital needs, we expect to raise additional funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our ordinary shares or the ADSs could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on such debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our ordinary shares or the ADSs, the market price of the ADSs could be negatively impacted.

If we are unable to obtain additional financing, as needed, at competitive rates, our ability to implement our business plan and strategy may be affected, and we may be required to reduce the scope of our operations and scale back our exploration, development and mining programs. There is, however, no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position.

Certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from:

•	adverse economic conditions;
•	adverse general capital market conditions;
•	poor performance and health of the lithium or mining industries in general;
•	bankruptcy or financial distress of unrelated lithium companies or marketers;
•	significant decrease in the demand for lithium; or
•	adverse regulatory actions that affect our exploration and construction plans or the use of lithium generally.

Our ability to manage growth will have an impact on our business, financial condition and results of operations.

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on a number of factors, including:

•	our ability to obtain leases or options on properties;
•	our ability to identify and acquire new exploratory prospects;
•	our ability to develop existing prospects;

•	our ability to continue to retain and attract skilled personnel;
•	our ability to maintain or enter into new relationships with project partners and independent contractors;
•	the results of our exploration programs;
•	the market price for lithium;
•	our access to capital; and
•	our ability to enter into agreements for the sale of lithium.

We may not be successful in upgrading our technical, operational and administrative resources or increasing our internal resources sufficiently to provide certain of the services currently provided by third parties, and we may not be able to maintain or enter into new relationships with project partners and independent contractors on financially attractive terms, if at all. Our inability to achieve or manage growth may materially and adversely affect our business, results of operations and financial condition.

We are dependent upon key management employees.

The responsibility of overseeing the day-to-day operations and the strategic management of our business depends substantially on our senior management and our key personnel. Loss of such personnel may have an adverse effect on our performance. The success of our operations will depend upon numerous factors, many of which are beyond our control, including our ability to attract and retain additional key personnel in sales, marketing, technical support and finance. We currently depend upon a relatively small number of key persons to seek out and form strategic alliances and find and retain additional employees. Certain areas in which we operate are highly competitive regions and competition for qualified personnel is intense. We may be unable to hire suitable field personnel for our technical team or there may be periods of time where a particular position remains vacant while a suitable replacement is identified and appointed. We may not be successful in attracting and retaining the personnel required to grow and operate our business profitably.

Our growth will require new personnel, which we will be required to recruit, hire, train and retain.

Members of our management team possess significant experience and have previously carried out or been exposed to exploration and production activities. However, we have limited operating history with respect to lithium projects and our ability to achieve our objectives depends on the ability of our directors, officers and management to implement current plans and respond to any unforeseen circumstances that require changes to those plans. The execution of our exploration and development plans will place demands on us and our management. Our ability to recruit and assimilate new personnel will be critical to our performance. We will be required to recruit additional personnel and to train, motivate and manage employees, which may adversely affect our plans.

Lawsuits may be filed against us and an adverse ruling in any such lawsuit may adversely affect our business, financial condition or liquidity or the market price of the ADSs.

In the normal course of our business, we may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to personal injuries, property damage, property taxes, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition or results of operations. Even if we prevail in any such legal proceeding, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition.

Our mineral properties may be subject to defects in title.

Title to the majority of our lithium properties are derived from option agreements with local landowners in North Carolina, which upon exercise, allow us to purchase (or in certain cases long-term lease) the surface property and the associated mineral rights from the local landowners. Upon exercise, in the case of a purchase, we will pay cash consideration approximating the fair market value of the surface property at the time of exercise (excluding the value of any minerals) plus 50%. Upon exercise, in the case of a long-term lease, the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, between US$0.50 to US$2.00 per tonne of ore produced.

The ownership and validity or title of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Although we have obtained title opinions with respect to certain of our properties and have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impugned. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. We may incur significant costs related to defending the title to our properties. A successful claim contesting our title to a property may cause us to compensate other persons or perhaps reduce our interest in the affected property or lose our rights to explore and, if warranted, develop that property. This could result in us not being compensated for our prior expenditures relating to the property. Also, in any such case, the investigation and resolution of title issues would divert our management’s time from ongoing exploration and, if warranted, development programs. Any impairment or defect in title could negatively affect us.

Our directors may be in a position of conflict of interest.

Some of our directors and officers currently also serve as directors and officers of other companies involved in natural resource exploration, development and production, and any of our directors may in the future serve in such positions. As at the date of this registration statement on Form 20-F, none of our directors or officers serves as an officer or director of a lithium exploration, development or producing company nor possesses a conflict of interests with our business. However, there exists the possibility that they may in the future be in a position of conflict of interest. Any decision made by such persons involving us will be made in accordance with their duties and obligations to deal fairly and in good faith with us and such other companies. In addition, any such directors will declare, and refrain from voting on, any matter in which such directors may have a material interest.

New U.S. tax legislation could adversely affect us and our shareholders.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA. The TCJA includes significant amendments to the U.S. federal taxation of individuals and business entities. The TCJA contains significant changes to corporate taxation and modifies several existing laws regarding net operating losses, or NOLs, including a limitation on the deductibility of NOLs to 80% of current year taxable income as well as an indefinite carryover period for NOLs. These provisions are applicable to losses arising in tax years beginning after December 31, 2017. For these reasons, even if we attain profitability, our ability to utilize NOLs may be limited.

We are currently evaluating the impact of the TCJA on our business, and significant uncertainty exists with respect to how the TCJA will affect us. Some of this uncertainty will not be resolved until clarifying Treasury regulations are promulgated or other relevant authoritative guidance is published. The TCJA may materially and adversely affect our business, results of operations and cash flows. Prospective investors should consult their tax advisors about the TCJA and its potential impact on us and them before investing in our ADSs or common shares.

Regulatory and Industry Risks

The Piedmont Lithium Project will be subject to significant governmental regulations, including the U.S. Federal Mine Safety and Health Act.

Mining activities in the United States are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations are substantial. In addition, changes in such laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could result in unanticipated capital expenditures, expenses or restrictions on or suspensions of our operations and delays in the development of our properties.

We will be required to obtain governmental permits in order to conduct development and mining operations, a process which is often costly and time-consuming.

We are required to obtain and renew governmental permits for our exploration activities and, prior to developing or mining any mineralization that we discover, we will be required to obtain new governmental permits. Obtaining and renewing governmental permits is a complex and time-consuming process. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of our properties, which in turn could materially adversely affect our future revenues and profitability. In addition, key permits and approvals may be revoked or suspended or may be changed in a manner that adversely affects our activities.

Private parties, such as environmental activists, frequently attempt to intervene in the permitting process and to persuade regulators to deny necessary permits or seek to overturn permits that have been issued. Obtaining the necessary governmental permits involves numerous jurisdictions, public hearings and possibly costly undertakings. These third-party actions can materially increase the costs and cause delays in the permitting process and could cause us to not proceed with the development or operation of a property. In addition, our ability to successfully obtain key permits and approvals to explore for, develop, operate and expand operations will likely depend on our ability to undertake such activities in a manner consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Our ability to obtain permits and approvals and to successfully operate in particular communities may be adversely affected by real or perceived detrimental events associated with our activities.

Compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures.

Environmental regulations mandate, among other things, the maintenance of air and water quality standards, land development and land reclamation, and set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for mining companies and their officers, directors and employees. In connection with our current exploration activities or in connection with our prior mining operations, we may incur environmental costs that could have a material adverse effect on financial condition and results of operations. Any failure to remedy an environmental problem could require us to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of prior and current operations, including operations conducted by other mining companies many years ago at sites located on properties that we currently own or formerly owned. These lawsuits could lead to the imposition of substantial fines, remediation costs, penalties and other civil and criminal sanctions. We cannot assure you that any such law, regulation, enforcement or private claim would not have a material adverse effect on our financial condition, results of operations or cash flows.

Lithium prices are subject to unpredictable fluctuations.

We may derive revenues, if any, from the extraction and sale of lithium. The price of lithium may fluctuate widely and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products. The effect of these factors on the price of lithium, and therefore the economic viability of any of our exploration properties, cannot accurately be predicted.

Changes in technology or other developments could result in preferences for substitute products

Lithium and its derivatives are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid crystal displays, or LCDs. Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging and less expensive. Some of these technologies could be successful and could adversely affect demand for lithium batteries in personal electronics, electric and hybrid vehicles and other applications. We cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon. In addition, alternatives to such products may become more economically attractive as global commodity prices shift. Any of these events could adversely affect demand for and market prices of lithium, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization we discover and reducing or eliminating any reserves we identify.

New production of lithium carbonate from current or new competitors in the lithium markets could adversely affect prices

In recent years, new and existing competitors have increased the supply of lithium carbonate, which has affected its price. Further production increases could negatively affect prices. There is limited information on the status of new lithium carbonate production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market lithium prices, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization we discover and reducing or eliminating any reserves identify.

Risks Related to an Investment in the ADSs

The market price and trading volume of the ADSs may be volatile and may be affected by economic conditions beyond our control.

The market price of the ADSs may be highly volatile and subject to wide fluctuations. In addition, the trading volume of the ADSs may fluctuate and cause significant price variations to occur. If the market price of the ADSs declines significantly, you may be unable to resell your ADSs at or above the purchase price, if at all. We cannot assure you that the market price of the ADSs will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of the ADSs or result in fluctuations in their price and trading volume include:

•	actual or expected fluctuations in our prospects or operating results;
•	changes in the demand for, or market price of, lithium;
•	additions to or departures of our key personnel;
•	fluctuations of exchange rates between the U.S. dollar and the Australian dollar;
•	changes or proposed changes in laws and regulations;
•	changes in trading volume of ADSs on the Nasdaq Capital Market and of our ordinary shares on the ASX;
•	sales or perceived potential sales of the ADSs or ordinary shares by us, our directors, senior management or our shareholders in the future;
•	announcement or expectation of additional financing efforts; and
•	conditions in the U.S. or Australian financial markets or changes in general economic conditions.

An active trading market for the ADSs may not develop and the trading price for our ordinary shares may fluctuate significantly.

Currently, there is no public market in the United States for the ADSs. However, in connection with the filing of this registration statement on Form 20-F we intend to apply for a listing of the ADSs on the Nasdaq Capital Market. If an active public market in the United States for the ADSs does not develop the market price and liquidity of the ADSs may be adversely affected. While we intend to apply for a listing of the ADSs on the Nasdaq Capital Market, a liquid public market in the United States for the ADSs may not develop or be sustained should the ADSs be approved for listing on the Nasdaq Capital Market, which means you may experience a decrease in the value of your ADSs regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

Our ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, executes and delivers our ADSs, on our behalf. Each ADS is a certificate evidencing a specific number of ADSs. Our ADS holders will not be treated as shareholders and will not have shareholders rights. The depositary will be the holder of our ordinary shares underlying our ADSs. Holders of our ADSs will have ADS holder rights. A deposit agreement among us, the depositary, our ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. We and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders. For a description of ADS holder rights, see “Description of Securities Other Than Equity Securities—American Depositary Shares.” Our shareholders have shareholder rights. Australian law and our Constitution govern shareholder rights. For a description of our shareholders’ rights, see “Additional Information—Share Capital.”

Our ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to receive our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. Our ADS holders may instruct the depositary to vote the ordinary shares underlying their ADSs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for the instructions, our ADS holders are not entitled to receive our notices of general meeting. Our ADS holders will not be entitled to attend and vote at a general meeting unless they surrender their ADSs and withdraw the ordinary shares. However, our ADS holders may not have sufficient advance notice about the meeting to surrender their ADSs and withdraw the shares. If we ask for our ADS holders’ instructions, the depositary will notify our ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure our ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADS holders may not be able to exercise voting rights.

Our ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to any shares, the directors may determine that a dividend will be payable on our ordinary shares and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on our ordinary shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Before the depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADS depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution. Our ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADS holders amounts distributed by us as a dividend or distribution.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADSs.

The deposit agreement with the depositary allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADS holders may lose some of the value of the distribution. The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. This means that our ADS holders may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to them.

Rights as a holder of ordinary shares are governed by Australian law and our Constitution and differ from the rights of shareholders under U.S. law. Holders of the ADSs may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

We are a public company incorporated under the laws of Australia. Therefore, the rights of holders of our ordinary shares are governed by Australian law and our Constitution. These rights differ from the typical rights of shareholders in U.S. corporations. The rights of holders of ADSs are affected by Australian law and our Constitution but are governed by U.S. law. Circumstances that under U.S. law may entitle a shareholder in a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case.

Holders of the ADSs may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, liabilities under U.S. securities laws. In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider whether:

•	it did not have jurisdiction;
•	it was not an appropriate forum for such proceedings;
•	applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our ordinary shares or ADSs and us or our directors and officers; or
•	the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.

Certain of our directors and executive officers are residents of countries other than the United States. Furthermore, a portion of our and their assets are located outside the United States. As a result, it may not be possible for a holder of our ordinary shares or ADSs to:

•	effect service of process within the United States upon certain directors and executive officers or on us;
•	enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;
•	enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or
•	bring an original action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

Holders of our ordinary shares and ADSs may also have difficulties enforcing in courts outside the U.S. judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.

Following this registration statement on Form 20-F and after the anticipated listing of the ADSs on the Nasdaq Capital Market, our ordinary shares will continue to be listed on the ASX. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on the ASX.

Currency fluctuations may adversely affect the price of the ADSs relative to the price of our ordinary shares.

The price of our ordinary shares is quoted in Australian dollars and the price of the ADSs is quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs and the U.S. dollar equivalent of the price of our ordinary shares. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. If we pay dividends, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of the ADSs will receive from the depositary.

As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers.

As a foreign private issuer and if the ADSs are approved for listing on the Nasdaq Capital Market, we will be permitted to, and intend to, follow certain home country corporate governance practices in lieu of certain Nasdaq practices. Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection than is afforded to investors under the Nasdaq Rules applicable to domestic issuers.

In particular, we expect to follow home country law instead of Nasdaq practice regarding:

•	Nasdaq’s requirement that a majority of our board of directors be “independent” as defined by Nasdaq rules. The ASX Corporate Governance Principles and Recommendations contain non-binding recommendations that all ASX-listed companies should strive to achieve, including a majority of the board being comprised of independent directors. Due to Australian law and generally accepted business practices in Australia regarding director independence, we have departed from this recommendation and differ to the independence requirements under the Nasdaq Capital Market.
•	Nasdaq’s requirement that our independent directors meet regularly in executive sessions. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we seek to claim this exemption.
•	Nasdaq’s requirement that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting.
•	Nasdaq’s requirement that we establish a compensation committee and that all members of such committee be “independent” as defined in the Nasdaq rules. Nasdaq rules would require that nominations to be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on our board of directors. Instead, compensation of our directors and officers will be determined by our board of directors. The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, which is comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its fiscal year. We were not included on the S&P/ASX300 Index at the beginning of our last fiscal year and, hence, are not required under ASX Listing Rules to have a remuneration committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee comprised of at least three members, a majority of whom (including the chair) are independent. While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in the Nasdaq rules.
•	Nasdaq’s requirement that we establish a nominating committee and that all members of such committee be “independent” as defined in the Nasdaq rules. Nasdaq rules would require that nominations to be determined, or recommended to the board of directors for determination, either by a nominating committee comprised of independent directors or by a majority of the independent directors on our board of directors. Instead, nominations for persons for election as our directors will be determined by our board of directors. The ASX Listing Rules and Australian law do not require an Australian company to establish a nominating committee.

•	Nasdaq’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12 month period if shareholder approval by special resolution is sought at the Company's annual general meeting) of our issued share capital in any 12 month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan.
•	Nasdaq’s requirement that we maintain a code of conduct in compliance with Nasdaq rules. Applicable Australian law does not require us to a code of conduct.

As a foreign private issuer, we are permitted to file less information with the SEC than a company that files as a domestic issuer.

As a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information.

Under Australian law, we prepare financial statements on an annual and semi-annual basis, we are not required to prepare or file quarterly financial information other than quarterly updates. Our quarterly updates have consisted of a brief review of operations for the quarter together with a statement of cash expenditure during the quarter, the cash and cash equivalents balance as at the end of the quarter and estimated cash outflows for the following quarter.

For as long as we are a “foreign private issuer,” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements and quarterly updates on Form 6-K to the SEC as long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and Nasdaq listing standards. Further, we would be required to comply with United States generally accepted accounting principles, as opposed to IFRS, in the preparation and issuance of our financial statements for historical and current periods. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S.

domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.

We are an emerging growth company as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the ADSs less attractive because of our reliance on some or all of these exemptions. If investors find the ADSs less attractive, it may adversely affect the price of the ADSs and there may be a less active trading market for the ADSs.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the United States Securities and Exchange Commission, or SEC) or more;
•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;
•	the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or
•	the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently-completed second fiscal quarter.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a company whose ADSs will be publicly traded in the United States, we will incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, and we will need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company in the United States, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

We do not anticipate paying dividends in the foreseeable future.

We have not declared any dividends during fiscal 2015, 2016 or 2017 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law. As a result, a return on your investment will only occur if our ADS price appreciates. We cannot assure you that the ADSs will appreciate in value or even maintain the price at which you purchase the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

If U.S. securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the market price and trading volume of our ordinary shares or ADSs could decline.

The trading market for our ordinary shares and ADSs will be influenced by the research and reports that U.S. securities or industry analysts publish about us or our business. Securities and industry analysts may discontinue research on us, to the extent such coverage currently exists, or in other cases, may never publish research on us. If no or too few U.S. securities or industry analysts commence coverage of our Company, the trading price for the ADSs would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the market price of the ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause our price and trading volume to decline. In addition, research and reports that Australian securities or industry analysts publish about us, our business or our ordinary shares may impact the market price of the ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under the section entitled “Additional Information—Share Capital” as well as our Constitution, which is included as an exhibit to this registration on Form 20-F, prior to investing in the ADSs.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act, or Sarbanes-Oxley, will require our management to assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting and may require our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting.

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer based business processes that we believe are appropriate for a company of our size and extent of business transactions. However, we have not completed an assessment to determine whether these controls and procedures would be considered effective for purposes of Sarbanes-Oxley, and there is no guarantee that these requirements will not adversely affect the cost or timing of preparing our financial statements.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Sarbanes-Oxley, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Sarbanes-Oxley, we may not be able to remain listed on the Nasdaq Capital Market.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2017, and we expect to be a passive foreign investment company for the taxable year ending June 30, 2018, which could have adverse tax consequences for our investors.

The rules governing passive foreign investment companies, or PFICs, can have adverse consequences for U.S. investors for U.S. federal income tax purposes. Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. As discussed in “Taxation—U.S. Federal Income Tax Considerations—Certain Tax Consequences If We Are a Passive Foreign Investment Company,” we believe that we were a PFIC for the taxable year ended June 30, 2017 because we did not have active business income in that taxable year, and we expect to be a PFIC for the current taxable year ending June 30, 2018 because we do not expect to begin active business operations in the current taxable year.

If we are characterized as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) holds ADSs or ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. Holder may suffer adverse tax consequences, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may, in certain circumstances, make a timely qualified electing fund, or QEF, election or a mark to market election to avoid or minimize the adverse tax consequences described above. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election. Potential investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ADSs and ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

Overview

Piedmont Lithium Limited holds a 100% interest in the Project located within the Carolina Tin-Spodumene Belt and along trend to the Hallman Beam and Kings Mountain mines, historically providing much of the western world’s lithium between the 1950s and 1990s.

Since securing the exploration rights and initial land position in mid-2016, we have successfully focused on proving the Project’s potential. The first and second phase drilling programs recorded high grade mineralization in a majority of drill holes, and a third, more comprehensive drill program is now underway. Exploratory drilling to date at the Project has only tested the shallow potential of the Project’s pegmatite corridors, with all corridors remaining open along strike and down dip.

The Carolina Tin-Spodumene belt is one of the premier localities in the world to be exploring for lithium pegmatites given its favorable geology and ideal location with easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities. We are in a unique position to leverage our position as a first mover in restarting exploration in this historic lithium producing region.

Piedmont Lithium Location and Bessemer City Lithium Processing Plant
and Kings Mountain Lithium Processing Facility

Under Guide 7 we are an exploration stage company as we don’t currently have any proven and probable reserves under Guide 7 standards. See “Cautionary Note to United States Investors.”

Our head office is located at 6 East 46th Street, 3rd Floor, New York, NY 10017, United States. The telephone number of our head office is +(1) 347-577-9497. Our registered office is located at Level 9, BGC Centre, 28 The Esplanade, Perth, Western Australia 6000. The telephone number of our registered office is +(61) 8-9322-6322.

We were originally incorporated in New South Wales as Penfold Printers Limited on September 27, 1983. We changed our name to W C Penfold Limited on January 7, 1988. After a recapitalization in 2004, we began to engage in prospective gold, uranium, copper and base metal projects. We changed our name to WCP Diversified Investments Limited on April 4, 2005, to WCP Resources Limited on December 7, 2006, and most recently to our current name, Piedmont Lithium Limited, on August 18, 2017. We are subject to the provisions of the Australian Corporations Act.

Our ordinary shares are publicly traded on the ASX under the symbol “PLL”.

We are filing this registration statement on Form 20-F in anticipation of the establishment of the Level 2 program of our American Depositary Shares, each representing 100 of our ordinary shares, which are currently listed on the OTC Market under the symbol “PLLLY”. The Bank of New York Mellon, acting as depositary, will register and deliver our ADSs.

We also maintain a web site at www.piedmontlithium.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this registration statement on Form 20-F, and the reference to our website in this registration statement on Form 20-F is an inactive textual reference only.

Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	Located in an historical major lithium mining district in the United States. The Piedmont Lithium Project is located within the Carolina Tin-Spodumene Belt and along trend to the Hallman Beam and Kings Mountain mines, historically providing much of the western world’s lithium between the 1950s and 1990s. The Carolina Tin-Spodumene Belt extends over approximately 40 miles in length and reaches a maximum width of approximately one mile.
•	Proximate to existing lithium processing facilities. Albemarle Corporation, or Albemarle, and FMC Corporation, or FMC, continue to maintain important lithium processing facilities near the Project site. FMC’s Bessemer City lithium processing facility is approximately six miles from the Project, while Albemarle’s Kings Mountain lithium processing facility is approximately 12 miles from the Project.
•	Significant existing mining related infrastructure. We believe the Project is well situated in a historical lithium mining district, with access to road and rail infrastructure, a highly skilled labor force, low cost baseload grid power, research and development centers for lithium and battery storage and access to major high-tech population centers.
•	First mover in restarting exploration in the Carolina Tin-Spodumene Belt. We believe we are in a strong position to leverage our position as a first mover in restarting exploration in the historic lithium producing region, with the aim of developing a strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.
•	Significant Exploration Drilling Campaign Underway. We are currently undertaking our third phase of exploration drilling program. Following completion of this drilling program, we may elect to undertake necessary technical studies to assess the economic potential of the Project and define a lithium reserve base.
•	Strong balance sheet. We had approximately A$15.0 million of cash and short-term investments at December 31, 2017.
•	Highly experienced management team with a long history of acquiring, developing, building and operating mining properties. Our senior management team has significant experience in acquiring, developing, financing and operating mines and undertaking mine processing activities in the United States under various market conditions. They have previously held senior business development, financial, operations, and sales positions at both large, publicly traded mining companies as well as successful private mining operations.

Development Plans

Subject to market conditions and the ability to define an economically viable project, our business plan for the Project is to become a highly strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets. We plan to effect our business plan by:

•	completing our exploration drilling program on initial land position and continuing to secure additional land leases to undertake additional exploration;
•	undertaking necessary technical studies to assess the economic potential of the Project and defining a lithium reserve base;
•	undertaking discussions with potential lithium offtake parties for future sale of lithium products;
•	completing required permitting and zoning activities;
•	completing required financing activities;
•	completing construction of Piedmont’s lithium mining and processing activities; and
•	beginning lithium mining and processing activities to supply electric vehicle and battery storage markets.

U.S. Regulations

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more;
•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;
•	the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or
•	the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently-completed second fiscal quarter.

An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable to public companies in the United States. Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Rule 12b-2 under the Exchange Act, an auditor attestation report on management’s assessment of the company’s internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company.” In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has been amended by the JOBS Act, to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected not to utilize this extended transition period. This election is irrevocable.

We are also considered a “foreign private issuer” pursuant to Rule 405 under the Securities Act. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares or ADSs. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD (Fair Disclosure), which restricts the selective disclosure of material information.

Under Australian law, we prepare financial statements on an annual and semi-annual basis, and we are not required to prepare or file quarterly financial information other than quarterly updates. Our quarterly updates consist of a brief review of operations for the quarter together with a statement of cash expenditure during the quarter, the cash and cash equivalents balance as at the end of the quarter and estimated cash outflows for the following quarter.

For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements and quarterly updates on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. Since more than 50% of our assets are located in the United States, we will lose our status as a foreign private issuer if more than 50% of our outstanding voting securities are held by U.S. residents as of the last day of our second fiscal quarter in any year. See “Risk Factors— We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.”

Capital Expenditures

We currently expense, rather than capitalize, our exploration costs and will continue to do so until completion of a bankable feasibility study. As a result, our capital expenditures consist principally of costs associated with acquisition and maintenance of exploration rights. Our capital expenditures for fiscal 2015, 2016 and 2017 and the six months ended December 31, 2016 and 2017 amounted to $0, $0, $241,028, $220.655 and $905,302, respectively.

B.	Business Overview

Under Guide 7 we are an exploration stage company as we don’t currently have any proven and probable reserves under Guide 7 standards. See “Cautionary Note to United States Investors.”

Overview

We hold a 100% interest in the Project located within the Carolina Tin-Spodumene Belt and along trend to the Hallman Beam and Kings Mountain mines, historically providing much of the western world’s lithium between the 1950s and 1990s. We are currently undertaking a significant exploration drilling campaign following which we will commence technical studies to assess to the economic potential of the Project with the aim of becoming an integrated lithium business. Following the completion of all technical studies and all necessary permitting activities, Piedmont may undertake mining and lithium processing activities to produce a highly strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

Located in Carolina Tin-Spodumene Belt

The Carolina Tin-Spodumene Belt has previously been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina, United States. The Carolina Tin-Spodumene Belt was the most important lithium producing region in the western world prior to the establishment of the brine operations in Chile and Argentina in the 1990s. The Carolina Tin-Spodumene Belt extends over approximately 40 miles in length and reaches a maximum width of approximately one mile. We believe the Carolina Tin-Spodumene Belt is one of the premier localities in the world to be exploring for lithium pegmatites given its favorable geology and ideal location with easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.

The Project was originally explored by Lithium Corporation of America which eventually was acquired by FMC. FMC and Albemarle both historically mined the lithium bearing spodumene pegmatites from the Carolina Tin-Spodumene Belt, with the historic Kings Mountain lithium mine being described as one of the richest spodumene deposits in the world by Albemarle. These two mines and their respective metallurgy also formed the basis for the design of the two lithium processing facilities in the region which were the first modern spodumene processing facilities in the western world.

Albemarle and FMC continue to operate important lithium processing facilities near the Project site. FMC’s Bessemer City lithium processing facility is approximately six miles from the Project, while Albemarle’s Kings Mountain lithium processing facility is approximately 12 miles from the Project.

We believe we are in a strong position to leverage our position as a first mover in restarting exploration in the historic lithium producing region, with the aim of developing a strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

The Piedmont Lithium Project

The Piedmont Lithium Project currently comprises nearly 1,200 acres. We own approximately 25% of these acres, with the remainder subject to option agreements generally expiring between mid-2020 and early 2023. Nearly 80% of the Project’s acreage falls within three contiguous parcels of approximately 530 acres, 255 acres and 135 acres.

Our option agreements generally provide for annual option payments, bonus payments during periods when we conduct drilling and royalty payments during periods when we conduct mining. Our annual option payments total approximately $200,000, drilling bonuses average approximately $1.00 per drill foot and royalty payments for option properties are expected to average approximately $1.00 per ton. Our option agreements generally provide us with a purchase option pursuant to which we choose to purchase the option properties at a specified premium over fair market value. Our obligation to make annual option payments and drilling payments will terminate with respect to a property if we exercise our purchase option.

Exploration Drilling Program

Phase 2 Exploration

We completed our Phase 2 drilling program in November 2017. This drill program totaled approximately 12,200 meters of drilling in 93 holes and consisted of systematic 40- to 80- meter step-outs along both strike and down dip. The program identified eight spodumene-bearing pegmatites totaling approximately 4 kilometers in strike length. These eight pegmatite trends consisted of spodumene-bearing dikes, with drill thickness ranging up to 16 meters. The Phase 2 drilling program generally tested pegmatites to a vertical depth of 100 meters, with select drilling extending to vertical depths of 120 to 175 meters.

Phase 1 and Phase 2 drilling totaled approximately 16,500 meters in 103 holes. This drilling, along with historic drilling, identified a total of 38 individual spodumene-bearing pegmatites. From these drill holes, approximately 5,100 samples have been submitted for analysis to various laboratories. Analytical techniques used for the lithium assays include a multi-acid digestion with inductively coupled plasma, or ICP, finish and a peroxide fusion with ICP finish.

Phase 3 Exploration

We commenced our Phase 3 drilling program in December 2017, for which we have budgeted US$3.6 million. We expect that the results of Phase 3 drilling will provide a basis to complete a maiden mineral reserve estimate for the Project in accordance with the JORC Code. The program is projected to involve 20,000 meters of drilling, of which 13,000 meters will be infill drilling completed on a 40 meter by 40-meter grid to a vertical depth of approximately 125 meters. The remaining drilling will be wide-spaced exploration drilling in other areas of the Project that we deem high priority.

Quality Control of Drilling

We have established standard operating procedures related to drill sampling, after consultation with a mining and geology consulting company. Our quality control program is designed to conform with the Canadian Institute of Mining, Metallurgy, and Petroleum Exploration Best Practices Guidelines (2000). The program requires us to monitor sample collection procedures, sample shipments, chain of custody and sample preparation, as well as the precision and accuracy of analyses and data collection. In addition, in connection with each publication of drill core results we assess such results under a JORC Checklist of Assessment and Reporting Criteria.

Extent of Lithium Mineralization Identified to date at the Piedmont Lithium Project

Initial assay results for Phase 3 are pending, and we hope to announce partial results by the end of the first calendar quarter of 2018. We expect to complete our Phase 3 drilling campaign by mid-2018, after which we expect to undertake required technical studies to assess the economic potential of the Project and downstream lithium processing activities.

Marketing and Principal Markets

Because we are an exploration stage company, we do not currently have any marketing or distribution channels or sales agreements. We expect to develop a marketing and sales strategy once we have established a development plan for the Piedmont Lithium Project. Based on historical and current production in the Carolina Tin-Spodumene Belt and on markets addressed by producers in North Carolina, we currently anticipate producing spodumene concentrate, certain other lithium byproducts and potentially battery-grade lithium chemicals, which may be used by the global electric vehicle or energy storage markets. We cannot at this time estimate the quality or composition of any ore that may be produced at the Project. As a result, we also cannot estimate the supply, demand or pricing of any products we may produce.

Mining Costs

Generally, the cost of lithium concentrate production from spodumene-bearing pegmatites depends on many factors, including strip ratio (in the case of surface mines), head grade, labor costs, power costs, natural gas costs and diesel costs. As a public company in Australia, our ordinary practice is not to publish estimates of our future operating costs, until studies applicable to the Project have been suitably progressed. We intend to publish initial estimates of our production costs at the conclusion of our scoping study, which we expect will be completed in the third calendar quarter of 2018.

Permitting

Our current drilling exploration activities for the Project are authorized under a general permit approved by the North Carolina Department of Environmental Quality DEQ in April 2017. We have reclamation obligations under this permit, as a result of which we will reclaim all disturbed drill pads and temporary roads to the approximate original contours and will seed with grass and straw to stabilize any disturbances. We generally are required to effect such reclamation within 14 days following exploration drilling.

Prior to developing or mining any mineralization that we discover, we will be required to obtain new governmental permits authorizing, among other things, any mine development activities and mine operating activities. Obtaining and renewing governmental permits is a complex and time-consuming process and involves numerous jurisdictions. public hearings and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of our properties. See “Risk Factors—We will be required to obtain governmental permits in order to conduct development and mining operations, a process which is often costly and time-consuming.”

Specialized Skill and Knowledge

We rely on specialized skills and knowledge to gather, interpret and process geological and geophysical data, successfully permit and then design, build and operate extraction facilities and numerous additional activities required to extract lithium. We expect to employ a strategy of contracting consultants and other service providers to supplement the skills and knowledge of our permanent staff in order to provide the specialized skills and knowledge to undertake our lithium operations effectively.

Competition

We compete with other mining and exploration companies, many of which possess greater financial resources and technical facilities than we do, in connection with the acquisition of suitable exploration properties and in connection with the engagement of qualified personnel. The lithium exploration and mining industry is fragmented, and we are a very small participant in this sector. Many of our competitors explore for a variety of minerals and control many different properties around the world. Many of them have been in business longer than we have and have established more strategic partnerships and relationships and have greater financial accessibility than we have.

While we compete with other exploration companies in acquiring suitable properties, we believe that there would be readily available purchasers of lithium and other precious metals if they were to be produced from any of our leased properties. The price of precious metals can be affected by a number of factors beyond our control, including:

•	fluctuations in the market prices for lithium;
•	fluctuating supplies of lithium;
•	fluctuating demand for lithium; and
•	mining activities of others.

If lithium mineralization that is determined to be of economic grade and in sufficient quantity to justify production were located, additional capital would be required to develop, mine and sell our production.

Government Regulations

Overview

Our exploration operations at the Piedmont Lithium Project are subject to extensive laws and regulations, which are overseen and enforced by multiple U.S. federal, state and local authorities. These laws govern exploration, development, production, exports, various taxes, labor standards, occupational health and safety, waste disposal, protection and remediation of the environment, protection of endangered and protected species and other matters. Mineral exploration operations are also subject to U.S. federal and state laws and regulations that seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted, and we cannot assure you such permits will be received. Environmental laws and regulations also may:

•	require notice to stakeholders of proposed and ongoing operations;
•	require the installation of pollution control equipment;
•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with mining or drilling activities;
•	limit or prohibit mining or drilling activities on lands located within wetlands, areas inhabited by endangered species and other protected areas, or otherwise restrict or prohibit activities that could impact the environment, including water resources;
•	impose substantial liabilities for pollution resulting from current or former operations on or for any preexisting environmental impacts at the Project site; and
•	require preparation of an Environmental Assessment or an Environmental Impact Statement.

As of the date hereof, other than with respect to the acquisition of the Project and related permitting activities, we have not been required to spend material amounts on compliance with environmental regulations. However, compliance with these laws and regulations may impose substantial costs on us, subject us to significant potential liabilities, and have an adverse effect upon our capital expenditures, results of operations or competitive position. Violations and liabilities with respect to these laws and regulations could result in significant administrative, civil, or criminal penalties, remedial clean-ups, natural resource damages, permit modifications or revocations, operational interruptions or shutdowns and other liabilities. The costs of remedying such conditions may be significant, and remediation obligations could adversely affect our business, results of operations and financial condition. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes in these regulations could require us to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse effect on our business operations.

U.S. Legal Framework

The Piedmont Lithium Project will be required to comply with applicable environmental protection laws and regulations and licensing and permitting requirements. The material environmental, health and safety laws and regulations that we must comply with include, among others, the following United States federal laws and regulations:

•	National Environmental Protection Act, or NEPA, which requires careful evaluation of the environmental impacts of mining operations that require federal approvals;
•	Clean Air Act, or CAA, and its amendments, which governs air emissions;
•	Clean Water Act, or CWA, which governs discharges to and excavations within the waters of the United States;
•	Safe Drinking Water Act, or SDWA, which governs the underground injection and disposal of wastewater;
•	Federal Land Policy and Management Act, which governs the way in which the public lands administered by the Bureau of Land Management are managed;
•	Mining in the Parks Act of 1976, which places environmental restrictions on development of existing mining claims in certain National Park Service areas;
•	Resource Conservation and Recovery Act, or RCRA, which governs the management of solid waste;
•	Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which imposes liability where hazardous substances have been released into the environment (commonly known as Superfund); and

•	Federal Mine Safety and Health Act, which established the primary safety and health standards regarding working conditions of employees engaged in mining, related operations, and preparation and milling of the minerals extracted, as well as the Occupation Safety and Health Act, which regulates the protection of the health and safety of workers to the extent such protection is not already addressed by the Federal Mine Safety and Health Act.

Our operations may also be subject to state environmental law and regulations, including laws and regulations related to the reclamation of mined lands, which may require reclamation permits to be require prior to the commencement of mining operations and may require substantial financial guarantees to cover the cost of future reclamation activities.

Solid and Hazardous Waste

RCRA, and comparable state statutes, affect mineral exploration and extraction activities by imposing regulations on the generation, transportation, treatment, storage, disposal and cleanup of hazardous wastes and on the disposal of non-hazardous wastes. Under the auspices of the United States Environmental Protection Agency, or EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements.

In addition, the federal Superfund law can impose joint and several liability without regard to fault or legality of conduct on classes of persons who are statutorily responsible for the release of a hazardous substance into the environment. These persons can include the current and former owners or operators of a site where a release occurs, and anyone who disposes or arranges for the disposal of a hazardous substance released at a site. Under CERCLA, such persons may be subject to strict, joint and several liability for the entire cost of cleaning up hazardous substances that have been released into the environment and for other costs, including response costs, alternative water supplies, damage to natural resources and for the costs of certain health studies. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. Each state also has environmental cleanup laws analogous to CERCLA. Hazardous wastes may have been previously handled, disposed of, or released on or under the properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. These properties and any materials disposed or released on them may subject us to liability under CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, to contribute to remediation costs, or to perform remedial activities to prevent future environmental harm.

Air Emissions

The federal CAA and comparable state laws restrict the emission of air pollutants from numerous sources through the issuance of permits the imposition of other requirements. Major sources of air pollutants are subject to more stringent, federally imposed permitting requirements. Air pollution regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain air permits and comply with stringent permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay our operations, and we may be required to incur capital expenditures for air pollution control equipment or other air emissions related obligations. Administrative enforcement actions for failure to comply strictly with air pollution regulations or permits are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require us to forego construction, modification or operation of certain air emission sources.

Clean Water Act

The CWA imposes restrictions and strict controls regarding the discharge of wastes, including mineral processing wastes, into waters of the United States, a term broadly defined to include, among other things, certain wetlands. Permits must be obtained to discharge pollutants into federal waters. The CWA provides for civil, criminal and administrative penalties for unauthorized discharges, both routine and accidental, of pollutants. It imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties, and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters. In addition, the EPA has promulgated regulations that require permits to discharge storm water runoff, including discharges associated with construction activities. In the event of an unauthorized discharge of wastes, we may be liable for penalties and costs.

Pursuant to these laws and regulations, we may also be required to develop and implement spill prevention, control and countermeasure plans, also referred to as “SPCC plans,” in connection with on-site storage of significant quantities of oil. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. The CWA also prohibits the discharge of fill materials to regulated waters including wetlands without a permit from the United States Army Corps of Engineers.

In May 2015, the EPA issued a final rule that attempted to clarify the federal jurisdictional reach over waters of the United States, but this rule has been stayed nationwide by the U.S. Sixth Circuit Court of Appeals. On January 13, 2017, the U.S. Supreme Court agreed to review the Sixth Circuit’s finding that it has jurisdiction to hear challenges to the rule. On June 27, 2017, the EPA proposed a rule to rescind the Clean Water Act Rule and re-codify the regulatory text that existed prior to 2015 defining the “waters of the United States.” Therefore, the scope of the jurisdictional reach of the Clean Water Act will remain uncertain for several years. We could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas to the extent they are required.

Underground Injection Control Permits

The federal SWDA creates a nationwide regulatory program protecting groundwater. This act is administered by the EPA. However, to avoid the burden of dual federal and state (or Indian tribal) regulation, the Safe Drinking Water Act allows for the Underground Injection Control, or UIC, permits issued by states (and Indian tribes determined eligible for treatment as states) to satisfy the UIC permit required under the Safe Drinking Water Act under two conditions. First, the state’s program must have been granted primacy. Second, the EPA must have granted, upon request by the state, an aquifer exemption. The EPA may delay or decline to process the state’s application if the EPA questions the state’s jurisdiction over the mine site. Permits must be obtained before developing and using deep injection wells for the disposal or storage of produced fluids, and well casing integrity monitoring must be conducted periodically to ensure the well casing is not leaking produced fluids to groundwater. Contamination of groundwater by natural gas and oil drilling, production and related operations may result in fines, penalties, remediation costs and natural resource damages, among other sanctions and liabilities under the SDWA and other federal and state laws. In addition, third-party claims may be filed by landowners and other parties claiming damages for groundwater contamination, alternative water supplies, property impacts and bodily injury.

NEPA

NEPA requires federal agencies to evaluate major agency actions having the potential to significantly impact the environment. The NEPA process involves public input through comments which can alter the nature of a proposed project either by limiting the scope of the project or requiring resource-specific mitigation. NEPA decisions can be appealed through the court system by process participants. This process may result in delaying the permitting and development of projects, increase the costs of permitting and developing some facilities.

Endangered Species Act

The federal Endangered Species Act, or ESA, restricts activities that may affect endangered and threatened species or their habitats. Some of our operations may be located in areas that are designated as habitats for endangered or threatened species. In February 2016, the United States Fish and Wildlife Service published a final policy which alters how it identifies critical habitat for endangered and threatened species. A critical habitat designation could result in further material restrictions to federal and private land use and could delay or prohibit land access or development. Moreover, the United States Fish and Wildlife Service continues its effort to make listing decisions and critical habitat designations where necessary for over 250 species, as required under a 2011 settlement approved by the United States District Court for the District of Columbia, and many hundreds of additional anticipated listing decisions have already been identified beyond those recognized in the 2011 settlement. The ESA has not previously had a significant impact on our operations. However, the designation of previously unprotected species as being endangered or threatened could cause us to incur additional costs or become subject to operating restrictions in areas where the species are known to exist.

C.	Organizational Structure

Piedmont Lithium Limited is principally a holding company, with two wholly-owned subsidiaries. Our two subsidiaries, Piedmont Lithium, Inc. and Gaston Land Company, LLC, are a North Carolina corporation and a North Carolina limited liability company, respectively, that hold directly our interests in the Piedmont Lithium Project.

D.	Property, Plant and Equipment

Assets

Our core asset is the Piedmont Lithium Project in North Carolina, USA.

Exploration Plans

We are currently undertaking our third phase of exploration drilling program. Following completion of this drilling program, we may elect to undertake necessary technical studies to assess the economic potential of the Project and define a lithium reserve base. Following the completion of all technical studies and all necessary permitting activities, Piedmont may undertake mining and lithium processing activities to produce a highly strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

Non-Core Assets

In fiscal 2015 and earlier years, we participated in an exploration stage gold project located in the Republic of Yemen. Based on an earn-in agreement with Cantex Mine Development Corporation, we believe that in October 2014 we earned a 40% joint venture interest in the project and that Cantex should have executed a joint venture agreement with us to memorialize the joint venture. Cantex disputed the formation of, and any interest by us in, the joint venture. Under the earn-in agreement, Cantex may initiate cash calls on us and, if we fail to satisfy such cash calls, any interest we have in the project may be diluted. We have not made cash contributions to the project since the time of the initial dispute and do not expect to make additional cash contributions to this project in the future.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this registration statement on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this registration statement on Form 20-F, particularly those in the section of this registration statement on Form 20-F entitled “Risk Factors.” The consolidated general purpose financial statements of the consolidated group have been prepared in accordance with IFRS as issued by the IASB.

The IASB sets out accounting policies that it has concluded would result in a financial report containing relevant and reliable information about transactions, events and conditions. Material accounting policies adopted in the preparation of this financial report are presented below and have been consistently applied unless otherwise stated.

Our financial statements for the fiscal years ended June 30, 2015, 2016 and 2017 are presented in Australian dollars and have been prepared in accordance with IFRS.

Business Strategy

Subject to market conditions and the ability to define an economically viable project, our business plan for the Project is to become a highly strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets. We plan to effect our business plan by:

•	completing our exploration drilling program on initial land position and continuing to secure additional land leases to undertake additional exploration;

•	undertaking necessary technical studies to assess the economic potential of the Project and defining a lithium reserve base;
•	undertaking discussions with potential lithium offtake parties for future sale of lithium products;
•	completing required permitting and zoning activities;
•	completing required financing activities;
•	completing construction of Piedmont’s lithium mining and processing activities; and
•	beginning lithium mining and processing activities to supply electric vehicle and battery storage markets.
A.	Operating Results

Summary

The following table sets forth our selected financial information for the periods indicated:

	Fiscal 2015	Fiscal 2016		Fiscal 2017		Six months ended December 31, 2016		Six months ended December 31, 2017
Consolidated Statement of Profit or Loss
Interest income	$71,205	A$	53,556	A$	44,978	A$	18,976	A$	65,515
Exploration and evaluation expenses	(454,789)		(54,793)		(1,501,453)		(155,444)		(3,295,574)
Corporate and administrative expenses	(450,050)		(386,950)		(588,983)		(218,131)		(395,856)
Business development expenses	(307,097)		(191,016)		(309,527)		(175,099)		(581,779)
Share based payments	(99,514)		99,514		(1,142,443)		(540,933)		(731,233)
Other income (expense)	(30,000)		95,711		(820)		2,933		(376,455)
Loss for the year	(1,177,749)		(383,978)		(3,498,248)		(1,067,698)		(5,315,382)
Other comprehensive loss	(33,750)		—		(2,807)		7,303		(23,165)
Total comprehensive loss	(1,211,499)		(383,978)		(3,501,055)		(1,060,395)		(5,338,547)
	Fiscal 2015		Fiscal 2016		Fiscal 2017		Six months ended December 31, 2016		Six months ended December 31, 2017
Consolidated Statement of Cash Flows
Net cash flow used in operating activities	A$	(1,288,030)	A$	(553,361)	A$	(1,764,869)	A$	(453,494)	A$	(3,951,105)
Net cash flow from (used in) investing activities		—		106,962		(241,028)		(220,655)		(448,043)
Net cash flow from financing activities		—		—		4,749,019		—		15,147,474
Increase/(decrease) in cash and cash equivalents		(1,288,030)		(446,399)		2,743,122		(674,149)		10,748,326

Interest Income

	Fiscal 2015		Fiscal 2016		Fiscal 2017		Six months ended December 31, 2016		Six months ended December 31, 2017
Interest income	A$	71,205	A$	53,556	A$	44,978	A$	18,976	A$	65,515

Because we are an exploration stage company, we had no revenue from sales. Interest income for the six months ended December 31, 2017 was $65,515, which is higher than the $18,976 for the six months ended December 31, 2016, principally as a result of higher cash balances between these periods. Interest income for fiscal 2017 was $44,978, which is lower than the $53,556 in fiscal 2016 and $71,205 in fiscal 2015. This decrease is principally the result of declining Australian interest rates, combined with decreasing average cash and cash equivalent balances over this period.

Expenses

	Fiscal 2015		Fiscal 2016		Fiscal 2017		Six months ended December 31, 2016		Six months ended December 31, 2017
Exploration and evaluation expenses	A$	(357,554)	A$	(54,793)	A$	(1,501,453)	A$	(155,444)	A$	(3,295,574)
Corporate and administrative expenses		(450,050)		(386,950)		(588,983)		(218,131)		(395,856)
Business development expenses		(307,097)		(191,016)		(309,527)		(175,099)		(581,779)
Share based payments		(99,514)		99,514		(1,142,443)		(540,933)		(731,233)

Exploration and evaluation expenses. Exploration and evaluation expenses include drilling and sampling costs, technical and engineering studies, permitting costs and overhead costs associated with the exploration and evaluation of the Piedmont Lithium Project, such as maintaining our exploration headquarters and other fees for professional services and legal compliance. Expenditures on exploration and evaluation incurred by us are expensed as incurred up and until the completion of a definitive feasibility study (other than costs associated with acquiring the exploration properties, which are capitalized). Costs associated with the acquisition and maintenance of exploration rights are capitalized, rather than expensed.

Corporate and administrative expenses. Corporate and administrative expenses include overhead costs, such as maintaining our corporate headquarters, public company costs, audit and other fees for professional services and legal compliance.

Business development expenses. Business development expenses are comprised of investor relations expenses, including costs for press releases, maintenance of the Company’s website and other investor marketing and information initiatives, and other fees for corporate advisory services.

Share-based payment expense. We expense the value of share-based payment remuneration, including employee options and rights granted to employees and consultants, over the period during which the employees and consultants perform the related services and become entitled to the incentive securities. We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model.

Comparison of the six months ended December 31, 2017 and 2016

Our net loss for the six months ended December 31, 2017 and 2016 was $5,315,382 and $1,067,698, respectively. Significant items contributing to the current year loss and the differences from the corresponding six months in the previous financial year include:

•	exploration and evaluation expenses for the six months ended December 31, 2017 of $3,295,574 were substantially higher than the $155,444 of expense in the six months ended December 31, 2016, as a result of our increased exploration activities following our acquisition of the Piedmont Lithium Project in September 2016;
•	corporate and administrative expenses increased by $177,725, or 81.5%, in the six months ended December 31, 2017 to $395,856 from $218,131 in the six months ended December 31, 2016. This increase resulted principally from increased hiring to support our increased exploration activities following our acquisition of the Piedmont Lithium Project in September 2016;
•	business development expenses increased by $406,680, or 232.3%, in the six months ended December 31, 2017 to $581,779 from $175,099 in the six months ended December 31, 2016, principally as a result of increased business development and investor relation activities to support our increased exploration activities following our acquisition of the Piedmont Lithium Project in September 2016; and
•	share-based payment expense increased in the six months ended December 31, 2017 to $731,233 from $540,933 in the six months ended December 31, 2016. This increase resulted principally from our board’s decision to grant approximately 24.5 million options during the six months ended December 31, 2017 to secure the services of additional directors, employees and consultants.

Comparison of the fiscal years 2017 and 2016

Our net loss for fiscal 2017 and 2016 was $3,498,248 and $383,978, respectively. Significant items contributing to the current year loss and the differences from the previous financial year include:

•	exploration and evaluation expenses for fiscal 2017 of $1,501,453 were substantially higher than the $54,793 of expense in fiscal 2016, as a result of our increased exploration activities following our acquisition of the Piedmont Lithium Project in September 2016;
•	corporate and administrative expenses increased $202,033, or 52.2%, in fiscal 2017 to $588,983 from $386,950 in fiscal 2016. This increase resulted principally from increased hiring to support our increased exploration activities following our acquisition of the Piedmont Lithium Project in September 2016;
•	business development expenses increased $118,511, or 62.0%, in fiscal 2017 to $309,527 from $191,016 in fiscal 2016, principally as a result of increased business development and investor relation activities to support our increased exploration activities following our acquisition of the Piedmont Lithium Project in September 2016; and
•	share-based payment expense increased substantially in fiscal 2017 to $1,142,443 from ($99,514) in fiscal 2016. This increase resulted principally from our board’s decision to grant approximately 56.5 million options during fiscal 2017 to secure the services of additional directors, employees and consultants.

Comparison of the fiscal years 2016 and 2015

Our net loss for fiscal 2016 and 2015 was $383,978 and $1,177,749, respectively. Significant items contributing to the fiscal 2016 loss and the differences from the previous financial year include:

•	exploration and evaluation expenses for fiscal 2016 of $54,793 were substantially lower than the $357,554 of expense in fiscal 2015, as a result of our reduced exploration activities following the suspension of activities at a former exploration property, being a gold tenement in Yemen, in October 2014;
•	corporate and administrative expenses decreased $63,100, or 14.0%, in fiscal 2016 to $386,950 from $450,050 in fiscal 2015. This decrease resulted principally from cost cutting measures implemented as a result of our reduced exploration activities following the suspension of activities at a former exploration property, being a gold tenement in Yemen, in October 2014;
•	business development expenses decreased $116,081, or 37.8%, in fiscal 2016 to $191,016 from $307,097 in fiscal 2015, principally as a result of reduced staffing required to support our reduced exploration activities following the suspension of activities at a former exploration property, being a gold tenement in Yemen, in October 2014; and
•	benefits arising from equity settled share-based payment transactions in fiscal 2016 was $99,514, compared to expenses from equity settled share-based payment transactions in fiscal 2015 of $99,514. The benefits of $99,514 in fiscal 2016 resulted from the reversal of prior year expenses in fiscal 2015 due to: (1) the forfeiture of certain unvested performance rights previously granted to employees and contractors of the Group; and (2) the determination by the Directors that the remaining unvested performance rights previously granted to employees and contractors are considered unlikely to ever ultimately vest based on the performance conditions.

Other income and expenses

	Fiscal 2015	Fiscal 2016		Fiscal 2017		Six months ended December 31, 2016		Six months ended December 31, 2017
Other income and expenses	34,739	A$	95,711	A$	(820)	A$	2,933	A$	(376,455)

Other income and expenses for the six months ended December 31, 2017 were ($376,455), consisting of net foreign exchange losses, as compared to $2,933 for the six months ended December 31, 2016, consisting of a net foreign exchange gain. The increase in the amount between the two periods is due to an increase in activity at our Piedmont Lithium Project. Other income and expenses for fiscal 2017 were ($820), consisting of net foreign exchange losses, as compared to $95,711 in fiscal 2016, consisting of a net gain on sale of available-for-sale securities, and $34,739 in fiscal 2015, consisting of a $30,000 impairment of related to sale investments and a $4,739 write-off of plant and equipment.

Other Comprehensive Income

	Fiscal 2015		Fiscal 2016		Fiscal 2017		Six months ended December 31, 2016		Six months ended December 31, 2017
Exchange differences on translation of foreign operations	A$	—	A$	—	A$	(2,807)	A$	7,303	A$	(23,165)
Net fair value loss on available for sale financial assets		(63,750)		—		—		—		—
Impairment losses on available for sale financial assets transferred to profit or loss		30,000		—		—		—		—

We are incorporated in, and are a resident of, Australia and report in Australian dollars. Each balance sheet date, foreign controlled entity balances denominated in non-Australian currencies are restated to equivalent Australian dollars. The gain or loss on translation is recognized as other comprehensive income in the income statement.

During the six months ended December 31, 2017, we recorded a loss on translation of foreign operations of $23,165, relating to the translation of our controlled entities in the United States following acquisition of the Piedmont Lithium Project in September 2016. During fiscal 2017, we recorded a loss on translation of foreign operations of $2,807, relating to the translation of our controlled entities in the United States following acquisition of the Piedmont Lithium Project in September 2016. The net other comprehensive loss of $33,750 in fiscal 2015 related to fair value losses on available for sale investments of $63,750, net of impairment losses related to available for sale investments recognized in profit or loss during the period.

Historical Sources and Uses of Cash

The following is a summary of cash provided by or used in each of the indicated types of activities:

	Fiscal 2015		Fiscal 2016		Fiscal 2017		Six months ended December 31, 2016		Six months ended December 31, 2017
Consolidated Statement of Cash Flow data:
Net cash flow used in operating activities	A$	(1,288,030)	A$	(553,361)	A$	(1,764,869)	A$	(453,494)	A$	(3,951,105)
Net cash flow from (used in) investing activities		—		106,962		(241,028)		(220,655)		(448,043)
Net cash flow from financing activities		—		—		4,749,019		—		15,147,474
Net change in cash and cash equivalents		(1,288,030)		(446,399)		2,743,122		(674,149)		10,748,326
Net foreign exchange differences		—		—		(820)		(13,728)		(376,455)
Cash and cash equivalents at beginning of the period		3,589,524		2,301,494		1,855,095		1,855,095		4,597,397
Cash and cash equivalents at the end of the period		2,301,494		1,855,095		4,597,397		1,167,218		14,969,268

Operating Activities

Net cash used in operating activities for each of the above periods was primarily the result of net losses incurred in preparing us for operations. Net cash used in operating activities was $1,288,030, $553,361, $1,764,869, $453,494 and $3,951,105 for fiscal 2015, 2016 and 2017 and the six months ended December 31, 2016 and 2017, respectively. The increase in the net cash outflow from operating activities between fiscal 2016 and 2017 and between the six months ended December 31, 2016 and 2017 resulted primarily from an increase in payments to suppliers and employees of $1,187,777 and $3,537,592, respectively, relating to increasing exploration and evaluation, corporate and administrative, and business development expenses required to support the development of the Piedmont Lithium Project. The decrease in net cash outflow from operating activities between fiscal 2015 and 2016 resulted primarily from reduced exploration and evaluation, corporate and administrative, and business development activities following the suspension of activities at a former exploration property, being a gold tenement in Yemen, in October 2014.

Investing Activities

Net cash inflows arising from investing activities was $0 and $106,962 for fiscal 2015 and 2016, respectively, and net cash used in investing activities was $241,028, $220,655 and $448,043 for fiscal 2017 and the six months ended December 31, 2016 and 2017. The net cash outflow arising from investing activities during fiscal 2017 compared to the cash inflow arising during fiscal 2016 and between the six months ended December 31, 2016 and 2017 was primarily attributable to payments for exploration and evaluation assets in fiscal 2017 and the six months ended December 31, 2017 which were incurred following the decision to acquire the Piedmont Lithium Project.

Payments for property, plant and equipment were $0, $0, $5,375, $0 and $0 for fiscal 2015, 2016, 2017 and the six months ended December 31, 2016 and 2017, respectively. Proceeds from sale of available-for-sale investments were $0 in fiscal 2015, 2017 and the six months ended December 31, 2017, as compared to $106,962 in fiscal 2016.

Financing Activities

We did not engage in any financing activities during fiscal 2015 or 2016 or the six months ended December 31, 2016. Net cash inflow arising from financing activities was $4,749,019 for fiscal 2017, which was primarily attributable to capital raising during the year to fund our exploration and evaluation activities at the Piedmont Lithium Project, consisting of a private placement of 56,222,223 shares at an issue price of $0.09 per share to sophisticated and professional investors to raise gross proceeds of $5.1 million. In November 2017, we completed a private placement of 100,000,000 ordinary shares at a price of $0.16 per share to raise gross proceeds of $16.0 million.

Liquidity and Capital Resources

In fiscal 2017 and six months ended December 31, 2017, we incurred a loss of $3.5 million and $5.3 million, respectively, and had accumulated losses of $37.4 million as of December 31, 2017. We have not yet commenced commercial production at any of our properties and expect to continue to incur losses during the exploration, evaluation, and development of the Piedmont Lithium Project.

Our operations have been financed by proceeds primarily from issuances of ordinary shares. Our cash and cash equivalent position at December 31, 2017 was $15.0 million, compared to $4.6 million as at June 30, 2017. We had net working capital of $13.7 million on December 31, 2017, as compared to $4.0 million on June 30, 2017.

Operating Capital Requirements

Our primary use of cash currently comprises exploration and evaluation expenditures relating to the Piedmont Lithium Project and for ongoing operating expenses. Based on our current financial position, we expect to have sufficient cash flow to operate for the next 12 months, to complete a maiden Mineral Resource estimate and Scoping Study for the Piedmont Lithium Project during 2018 and to maintain adequate liquidity to satisfy working capital requirements.

Until we have completed a definitive Feasibility Study for the Piedmont Lithium Project, we are not able to say if or when we will decide to develop the Piedmont Lithium Project. If we do decide to develop the Piedmont Lithium Project, this will require substantial additional funds, which would require future debt or equity financings.

Capital Expenditures and Requirements

Our cash capital expenditures for fiscal 2015, 2016, 2017 and the six months ended December 31, 2016 and 2017 amounted to $0, $0, $241,028, $220,655, and $448,043 respectively. Our expenditures for the fiscal 2017 and the six months ended December 31, 2017 related to land option payments and land acquisition payments to local landowners in the Carolina Tin-Spodumene Belt for rights to surface property and the associated mineral rights from the local landowners, comprising the “Piedmont Lithium Project”. These option and acquisition payments have been treated as acquisition costs and capitalized as exploration and evaluation assets.

We expense all other exploration and evaluation expenditures when incurred (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners).

If we ultimately make a decision to develop the Piedmont Lithium Project, this will require substantial additional funds, which would require future debt or equity financings.

Future Financings

We may decide to pursue additional financing activities to facilitate development activities at the Piedmont Lithium Project and to fund working capital and our corporate operations. We expect that such financing will result in additional sales or issuances of our ordinary shares or ADSs, but we also may engage in debt financing.

If we complete a definitive Feasibility Study for the Piedmont Lithium Project and ultimately make a decision to develop the Piedmont Lithium Project, this will require substantial additional funds, which would require future debt or equity financings.

If we decide to raise capital by issuing equity securities, the issuance of additional ordinary shares or ADSs would result in dilution to our existing shareholders. We cannot assure you that we will be successful in completing any financings or that any such equity or debt financing will be available to us if and when required or on satisfactory terms.

U.S. Tax Cuts and Jobs Act

We are currently considering the impact of the Tax Cuts and Jobs Act, which became law on December 22, 2017 and is effective for taxable years beginning after December 31, 2017. We have not recognized historic tax losses as at June 30, 2015, 2016 or 2017 because we determined, required under IAS 12 Income Taxes, that it was not probable at these dates that such losses will be utilized. As a result, we believe the Tax Cuts and Jobs Act has no impact on our statement of financial position as of these dates, but may impact the recognition of deferred tax assets related to historic tax losses if recognized in future periods.

B.	Research and Development, Patents and Licenses

Not Applicable.

C.	Trend Information

Not Applicable.

D.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

E.	Tabular Disclosure of Contractual Obligations

We did not have any material contractual obligations as of June 30, 2017.

Critical Accounting Estimates

The preparation of our financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Following are the accounting policies subject to such judgments and the key sources of estimation uncertainty that we believe could have the most significant impact on the reported results and financial position.

Exploration and Evaluation

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method and with IFRS 6.

Exploration and evaluation expenditure encompasses expenditures incurred by the consolidated group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalized and recognized as an exploration and evaluation asset. This includes option payments made to landowners under the consolidated group’s option agreements with local landowners which are considered part of the acquisition costs. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

•	the rights to tenure of the area of interest are current; and
•	at least one of the following conditions is also met:
•	the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and
•	exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

All other exploration and evaluation expenditures are expensed as incurred.

Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a “mine development property” and future expenditures incurred in the development of that area of interest is accounted for in accordance with the consolidated group’s policy for property, plant & equipment.

During fiscal 2015, 2016 and 2017 and the six months ended December 31, 2016 and 2017, the Company capitalized $0, $0, $235,653 $220,655 and $905,302, respectively. The amounts capitalized during fiscal 2017 and the six months ended December 31, 2016 and 2017 relate to the acquisition of the Piedmont Lithium Project. During fiscal 2015, 2016 and 2017 and the six months ended December 31, 2016 and 2017, the Company expensed $357,554, $54,793, $1,501,453, $155,444 and $3,295,574, respectively. The amount expensed during fiscal 2015 relates principally to a former exploration property, being a gold tenement in Yemen, the amount expensed during fiscal 2016 relates principally to a former exploration property, being a gold tenement in Western Australia, and the amount expensed during fiscal 2017 and the six months ended December 31, 2017 relates principally to the Piedmont Lithium Project.

Impairment of Exploration and Evaluation Expenditures

Capitalized exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalized exploration costs is estimated to determine the extent of the impairment loss, if any. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in previous years. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest. During fiscal 2015, 2016 and 2017 and the six months ended December 31, 2016 and 2017 , the Company recognized impairment charges of $0, $0, $52,022, $0 and $0, respectively. The impairment recognized during fiscal 2017 relates to acquisition costs previously capitalized for a former exploration property, being a gold tenement in Western Australia.

Tax Losses

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits.

Given our history of recent losses, we have not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we or our subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilized. Further, the availability of tax losses is subject to Australian continuity of ownership and same business tests. Should we continue to obtain funding from new shareholders we may not comply with continuity of ownership regulations for tax losses effected by this regulation.

Share Based Payments to Employees

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value of share options is determined using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted and are disclosed in Note 15 to the audited consolidated financial statements appearing elsewhere in this registration statement.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility, dividend yield and risk-free interest rate and making assumptions about them.

Changes to these inputs would impact the consequent valuation for each equity instrument valued in this manner, and consequently the value of each grant would vary in a different manner depending on the change to the respective inputs.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on our estimate of equity instruments that will eventually vest. At each reporting date, we revise our estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period, with a corresponding adjustment to the share based payments reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following discussion sets forth information regarding our directors and executive officers as of the date of this registration statement on Form 20-F. In accordance with the ASX Listing Rules, a Director (other than the Managing Director) must not hold office, without re-election, past the third annual general meeting following the Director's appointment or three years, whichever is longer. In addition, under our Constitution, at every annual general meeting, one-third of the Directors (other than the Managing Director), are required to retire from office. Such Directors are entitled to submit for re-election. Provided below is a brief description of our directors’ and executive officers’ business experience during the past five years:

Name	Director or Officer since	Principal business activities and other principal directorships
Ian Middlemas, Chairman	September 2009	•	Non-Executive Director of Papillon Resources Limited (May 2011 to October 2014).
		•	Non-Executive Director of ASX listed Syntonic Limited (April 2010 to June 2017).
•
Non-Executive Director of ASX listed Apollo Minerals Limited (since July 2016), Cradle Resources Limited (since May 2016), Paringa Resources Limited (since October 2013), Berkeley Energia Limited (since April 2012), Prairie Mining Limited (since August 2011), Salt Lake Potash Limited (since January 2010), Equatorial Resources Limited (since November 2009), Sovereign Metals Limited (since July 2006), and Odyssey Energy Limited (since September 2005).

Keith Phillips, Managing Director, President and Chief Executive Officer	July 2017	•	No other directorships in listed companies during fiscal 2015, 2016 or 2017.
Anastasios Arima, Executive Director	October 2016	•	Director of ASX listed Paringa Resources Limited (October 2013 to June 2017) and Prairie Mining Limited (September 2012 to September 2015).
Robert Behets, Non-Executive Director	February 2016	•	Director of ASX listed Cradle Resources Limited (May 2016 to July 2017).
		•	Director of Papillon Resources Limited (May 2012 to October 2014).
		•	Director of ASX listed Berkeley Energia Limited (since April 2012), Equatorial Resources Limited (since February 2016), Apollo Minerals Limited (since October 2016).
Levi Mochkin, Non-Executive Director	April 2006	•	No other directorships in listed companies during fiscal 2015, 2016 or 2017.
Mark Pearce, Non-Executive Director	September 2009	•	Director of ASX listed Syntonic Limited (April 2010 to October 2016).
•
Director in ASX listed Apollo Minerals Limited (since July 2016), Prairie Mining Limited (since August 2011), Equatorial Resources Limited (since November 2009), Sovereign Metals Limited (since July 2006), Odyssey Energy Limited (since September 2005), and Salt Lake Potash Limited (since August 2014).

Name	Director or Officer since	Principal business activities and other principal directorships
Gregory Swan, Company Secretary	October 2012	•
Currently Chief Financial Officer and Company Secretary for several ASX-listed companies that operate in the resources sector, including Paringa Resources Limited (since November 2013), Equatorial Resources Limited (since May 2010), and Cradle Resources Limited (since April 2017).

		•	Previously Chief Financial Officer or Company Secretary for several ASX-listed companies that operate in the resources sector, including Mantra Resources Limited and Papillon Resources Limited.

Ian Middlemas (57 years of age) – Chairman

Mr. Middlemas is a Chartered Accountant, a member of the Financial Services Institute of Australasia and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years. He has had extensive corporate and management experience and is currently a director with a number of publicly listed companies in the resources sector.

Mr. Middlemas was appointed a Director of Piedmont in September 2009. Mr. Middlemas has held directorships in Apollo Minerals Limited (July 2016- present), Cradle Resources Limited (May 2016 – present), Paringa Resources Limited (October 2013 – present), Berkeley Energia Limited (April 2012 – present), Prairie Mining Limited (August 2011 – present), Salt Lake Potash Limited (January 2010 – present), Equatorial Resources Limited (November 2009 – present), Sovereign Metals Limited (July 2006 – present), Odyssey Energy Limited (September 2005 – present), Syntonic Limited (April 2010 – June 2017) and Papillon Resources Limited (May 2011 – October 2014).

Keith Phillips (57 years of age) – Managing Director and Chief Executive Officer

Mr. Phillips is a mining investment banker with a 30-year career on Wall Street during which he has worked on strategic and financing transactions representing over US$100 billion in aggregate value. Mr. Phillips was most recently a Senior Advisor with merchant banker Maxit Capital, after leading the mining investment banking teams for Merrill Lynch, Bear Stearns, JPMorgan and Dahlman Rose.

Mr. Phillips has worked with numerous mining companies, including many established global leaders, and has dedicated most of the past decade to advising exploration and development-stage companies in achieving their strategic objectives, with a particular focus on obtaining relevance in the United States capital markets. Mr. Phillips received his Master of Business Administration from The University of Chicago and a Bachelor of Commerce from Laurentian University in Canada.

Mr. Phillips was appointed a Director of Piedmont in July 2017.

Anastasios (Taso) Arima (33 years of age) – Executive Director

Mr. Arima is a resource company executive with a strong history of identifying company-making resource projects. He has extensive experience in the formation and development of resource projects in North America. Mr. Arima was formerly Executive Director of Paringa Resources Ltd which is developing a coal project in the United States, Executive Director of Coalspur Mines Ltd, which is developing a coal project in Canada, and Executive Director of Prairie Mining Ltd., which is developing a coal project in Poland. Mr. Arima was instrumental in the identification and acquisition of Paringa’s and Coalspur’s projects, as well as the corporate strategy and marketing of the companies.

Mr. Arima began his career as a resources analyst for a Perth based boutique investment banking firm where he specialized in assessing the technical and financial aspects of resource companies and their projects. He has previously worked in the hydrocarbon division at Worley Parsons Limited. He attended the University of Western Australia where he studied a Bachelor of Commerce and a Bachelor of Engineering.

Mr. Arima was appointed a Director of Piedmont in October 2016. Mr. Arima has held directorships in Paringa Resources Limited (October 2013 – June 2017) and Prairie Mining Limited (September 2012 – September 2015).

Robert Behets (52 years of age) – Non-Executive Director

Mr Behets is a geologist with over 28 years’ experience in the mineral exploration and mining industry in Australia and internationally. He has had extensive corporate and management experience and has been Director of a number of ASX-listed companies in the resources sector including Mantra Resources Limited (“Mantra”), Papillon Resources Limited, and Berkeley Energia Limited. Mr Behets was instrumental in the founding, growth and development of Mantra, an African-focused uranium company, through to its acquisition by ARMZ for approximately $1 billion in 2011. Prior to Mantra, he held various senior management positions during a long career with WMC Resources Limited. Upon our listing on Nasdaq, Mr. Behets will step down as a director.

Mr Behets has a strong combination of technical, commercial and managerial skills and extensive experience in exploration, mineral resource and ore reserve estimation, feasibility studies and operations across a range of commodities, including uranium, gold and base metals. He is a Fellow of The Australasian Institute of Mining and Metallurgy, a Member of the Australian Institute of Geoscientists and was previously a member of JORC.

Mr Behets was appointed a Director of Piedmont in February 2016. Mr Behets has also held directorships in Berkeley Energia Limited (April 2012 – present), Equatorial Resources Limited (February 2016 – present), Apollo Minerals Limited (October 2016 – present), Cradle Resources Limited (May 2016 – July 2017) and Papillon Resources Limited (May 2012 – October 2014).

Levi Mochkin (56 years of age) – Non-Executive Director

Mr. Mochkin is executive director and key leader of the Ledger Holdings Pty Ltd Group (the Ledger Group), located in Melbourne, Australia. Mr. Mochkin has been in the resources sector for over 28 years advising companies, identifying projects and raising capital of over $800 million for mining projects. Mr. Mochkin was appointed a Director in April 2006.

Mark Pearce (47 years of age) – Non-Executive Director

Mr. Pearce is a Chartered Accountant and is currently a director of several listed companies that operate in the resources sector. He has had considerable experience in the formation and development of listed resource companies. Mr. Pearce is also a Fellow of the Institute of Chartered Secretaries and Administrators and a Fellow of the Financial Services Institute of Australasia.

Mr. Pearce was appointed a Director of Piedmont in September 2009. Mr. Pearce has held directorships in Apollo Minerals Limited (July 2016 – present), Prairie Mining Limited (August 2011 – present), Equatorial Resources Limited (November 2009 – present), Sovereign Metals Limited (July 2006 – present), Odyssey Energy Limited (September 2005 – present), Salt Lake Potash Limited (August 2014 – present) and Syntonic Limited (April 2010 – October 2016).

Jorge Beristain (48 years of age) — Non-Executive Director Nominee

Mr. Beristain will become a director upon our listing on Nasdaq. Mr. Beristain has consistently ranked as a top analyst both in U.S. and Latin American Institutional Investor surveys. He most recently served as Managing Director and Head of Deutsche Bank's Americas Metals & Mining equity research, overseeing team coverage of over 30 stocks across precious and base metals miners, steel and service centers and aluminum and specialty metals producers. Prior to that he worked for ABN AMRO, Caspian Securities and Serfin Securities. During his over 20 year career on Wall Street, Mr. Beristain has lived and worked in the United States, Latin America and Canada and has visited hundreds of industrial companies worldwide. We believe his experience proves he is a strategic thinker with extensive international experience in the valuation of mining projects and metals operations and downstream metal uses. Mr. Beristain received his Bacheolor of Commerce from the University of Alberta in Canada and is a Chartered Financial Analyst.

Gregory Swan (36 years of age) – Company Secretary

Mr. Swan is a Chartered Accountant and Chartered Secretary and is currently Chief Financial Officer and Company Secretary for several listed companies that operate in the resources sector, including Paringa Resources Limited (since November 2013), Equatorial Resources Limited (since May 2010) and Cradle Resources Limited

(since April 2017). He commenced his career at a large international Chartered Accounting firm and has since been involved with a number of exploration and development companies, including Mantra Resources Limited, Coalspur Mines Limited, and Papillon Resources Limited. Mr Swan was appointed Company Secretary of Piedmont in October 2012.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no contracts or other arrangements pursuant to which directors have been or must be selected.

B.	Compensation

Overview

Our remuneration policy for our key management personnel, or KMP, has been developed by our Board taking into account our size, the size of our management team, the nature and stage of development of our current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP:

•	we are currently focused on undertaking exploration, appraisal and development activities;
•	risks associated with developing resource companies whilst exploring and developing projects; and
•	other than profit which may be generated from asset sales, we do not expect to be undertaking profitable operations until sometime after the commencement of commercial production on any of our projects.

Executive Remuneration

Our remuneration policy is to provide a fixed remuneration component and a performance based component (short term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer contributions to superannuation funds and other non-cash benefits. Non-cash benefits may include provision of car parking, health care benefits, health insurance and life insurance.

Fixed remuneration is reviewed annually by the Board. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices. No external remuneration consultants were used during the financial year.

Performance Based Remuneration – Short Term Incentives

Some executives are entitled to an annual cash bonus upon achieving various key performance indicators, or KPIs, as set by the Board. Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPIs will include measures such as successful completion of the acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). Prior to the end of each financial year, the Board assesses performance against these criteria.

During fiscal 2017, a total discretionary bonus sum of A$39,012 was paid to executives after achievement of KPIs set by the Board, which included: (a) completion of successful exploration programs at the Project; (b) securing additional landholdings to expand the Project area; (c) completion of a successful capital raising; and (d) appointment of key management personnel. No discretionary bonus was paid in fiscal 2016.

Performance Based Remuneration – Long Term Incentives

The Group has a long-term incentive plan, or LTIP, comprising the grant of Performance Rights and/or Incentive Options to reward KMP and key employees and contractors for long-term performance.

To achieve its corporate objectives, the Group needs to attract, incentivize, and retain its key employees and contractors. The Board believes that grants of Performance Rights and/or Incentive Options to KMP will provide a useful tool to underpin the Group's employment and engagement strategy.

(i)	Performance Rights

The Group has a Performance Rights Plan, or the Plan, that provides for the issuance of unlisted performance share rights, or Performance Rights, which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an Ordinary Share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.

The Plan enables the Group to: (a) recruit, incentivize and retain KMP and other key employees and contractors needed to achieve the Group's business objectives; (b) link the reward of key staff with the achievement of strategic goals and the long-term performance of the Group; (c) align the financial interest of participants of the Plan with those of Shareholders; and (d) provide incentives to participants of the Plan to focus on superior performance that creates Shareholder value.

Performance Rights granted under the Plan to eligible participants will be linked to the achievement by the Group of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Performance Rights to vest. Upon Performance Rights vesting, Ordinary Shares are automatically issued for no consideration. If a performance condition of a Performance Right is not achieved by the expiry date then the Performance Right will lapse.

During fiscal 2017, no Performance Rights were granted to KMP. No Performance Rights vested during the financial year and 1,900,000 Performance Rights previously granted to KMP lapsed during the financial year.

(ii)	Incentive Options

The Group has also chosen to grant unlisted incentive options, or Incentive Options, to certain KMP and key employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group.

The Board’s policy is to grant Incentive Options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the Incentive Options granted to KMP are generally only of benefit if the KMP performs to the level whereby the value of the Group increases sufficiently to warrant exercising the Incentive Options granted.

Other than service-based vesting conditions (if any) and the exercise price required to exercise the Incentive Options, there are no additional performance criteria on the Incentive Options granted to KMP, as given the speculative nature of the Group’s activities and the small management team responsible for its running, it is considered that the performance of the KMP and the performance and value of the Group are closely related.

The Group prohibits executives from entering into arrangements to limit their exposure to Incentive Options granted as part of their remuneration package.

During the fiscal 2017, 29,500,000 Incentive Options were granted to KMP. No Incentive Options were exercised during the financial year, and no Incentive Options previously granted to KMP and other key employees and contractors lapsed during fiscal 2017.

Non-Executive Director Remuneration

The Board’s policy is to remunerate Non-Executive Directors at market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Group, Incentive Options have been used to attract and retain Non-Executive Directors, where deemed appropriate. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting. Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the economic entity. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and Non-Executive Directors may in limited circumstances receive Incentive Options and/or Performance Rights in order to secure their services.

The Company prohibits Non-Executive Directors from entering into arrangements to limit their exposure to Incentive Options granted as part of their remuneration package.

Fees for the Chairman are presently A$36,000 (2016: A$36,000). Fees for Non-Executive Directors are presently set at between A$20,000 to A$50,000 per annum (2016: A$20,000 to A$50,000). These fees cover main board activities only.

Non-Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees.

Details of Remuneration for Fiscal 2017

Details of the nature and amount of each element of the emoluments of our Directors and executive officers are as follows:

	Short-term benefits
2017	Salary & fees A$	Cash bonus A$	Post- employment benefits A$	Share-based payments A$	Total A$	Perform -ance related %
Directors
Mr. Ian Middlemas	36,000	—	—	—	36,000	—
Mr. Keith Phillips[1]	—	—	—	—	—	—
Mr. Anastasios Arima[2]	104,449	39,012	9,293	190,351	343,105	67%
Mr. Robert Behets	30,000	—	2,850	—	32,850	—
Mr. Levi Mochkin[3]	120,000	35,000	4,750	—	159,750	22%
Mr. Mark Pearce	20,000	—	1,900	—	21,900	—
Other KMP
Mr. Patrick Brindle[4]	—	—	—	—	—	—
Mr. David Buckley[5]	—	—	—	—	—	—
Mr. Bruce Czachor[6]	—	—	—	—	—	—
Mr. Lamont Leatherman[7]	149,039	—	—	227,251	376,290	—
Mr. Gregory Swan[8]	—	—	—	58,950	58,950	100%
	459,488	74,012	18,793	476,552	1,028,845	54%
1	Mr Phillips was appointed after year-end, on 10 July 2017.
2	Mr Arima was appointed on 1 October 2016.
3	During the year Mr Mochkin was paid, or is payable, A$50,000 for directors’ fees and Ledger Holdings Pty Ltd (an entity associated with Mr Mochkin) was paid, or is payable, A$105,000 for additional services provided in respect of business development activities. These amounts are included in the table above.
4	Mr Brindle was appointed after year-end, effective January 1, 2018.
5	Mr Buckley was appointed after year-end, effective January 1, 2018.
6	Mr Czachor was appointed after year-end, effective January 1, 2018.
7	Mr Leatherman was appointed on October 1, 2016.
8	Mr Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd. During the year, Apollo was paid or is payable A$180,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group. These amounts are excluded from the table above.

Outstanding Equity-Based Awards for Fiscal 2017

Equity based awards for our executive officers consist of options outstanding to purchase ordinary shares and performance rights outstanding that provide the holder to convert each right to a fully paid ordinary share if vesting conditions are met. The following table discloses particulars of all awards outstanding for executive officers as at June 30, 2017, including awards granted before fiscal 2017.

	Equity Based Awards
	Number of securities underlying unvested awards	Class of securities	Expiry date	Value of unvested in-the-money awards (A$)(1)
Directors
Mr. Anastasios Arima	5,000,000	Option	December 31, 2019	140,000
	3,000,000	Option	December 31, 2019	—
	3,000,000	Option	December 31, 2019	—
Mr. Levi Mochkin	500,000	Right	December 31, 2017	39,000
	500,000	Right	December 31, 2018	39,000
Mr. Mark Pearce	300,000	Right	December 31, 2017	23,400
	300,000	Right	December 31, 2018	23,400
Other Executive Officers
Mr. Lamont Leatherman	5,000,000	Option	December 31, 2019	140,000
	5,000,000	Option	December 31, 2019	—
	5,000,000	Option	December 31, 2019	—
Mr. Gregory Swan	1,500,000	Option	December 31, 2019	42,000
	1,000,000	Option	December 31, 2019	—
	1,000,000	Option	December 31, 2019	—
	150,000	Right	December 31, 2017	11,700
	150,000	Right	December 31, 2018	11,700
(1)	Value is calculated based on the difference between the applicable exercise price and the closing price of shares on the ASX on June 30, 2017 of $0.078.

Employment Agreements

The key provisions of the employment agreements are set out below for each of our executive officers. None of these employment agreements have termination dates.

Mr Phillips, Managing Director, President & CEO, has an employment agreement with us which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr Phillips is entitled to receive a payment equal to 6 months’ salary and continuing benefits for a period of 6 months. Mr Phillips receives a fixed remuneration component of US$250,000 per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr Arima, Executive Director, has an employment agreement with us which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr Arima is entitled to receive a payment equal to 3 months’ salary and continuing benefits for a period of 3 months. Mr Arima receives a fixed remuneration component of US$160,000 per annum and a discretionary annual bonus of up to US$40,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Brindle, Vice President and Project Manager, has an employment agreement with us which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Brindle is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of 1 month. Mr. Brindle receives a fixed remuneration component of US$175,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Buckley, Vice President and Chief Process Engineer, has an employment agreement with us which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Buckley is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of 1 month. Mr. Buckley receives a fixed remuneration component of US$200,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Czachor, Vice President and Project Manager, has a part-time employment agreement with us which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Czachor is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of 1 month. Mr. Czachor receives a fixed remuneration component of US$100,000 per annum and a discretionary annual bonus of up to US$25,000 to be paid upon the successful completion of KPIs as determined by the Board.

Other Contracts

Mr. Leatherman, Vice President and Chief Geologist, has a consulting agreement with us which may be terminated by either party at any time for any or no reason upon at least 2 months prior written notice of termination to the other, or payment in lieu thereof. Mr Leatherman receives a fixed remuneration component of US$165,000 per annum.

Apollo Group Pty Ltd., a company associated with Mr Mark Pearce, was paid A$180,000 during the 2017 year for the provision of serviced office facilities and administrative, accounting and company secretarial services, based on a monthly retainer of A$15,000 due and payable in advance with no fixed term. The agreement may be terminated by either party for any reason by giving one month’s notice.

Ledger Holdings Pty Ltd, a company associated with Mr Levi Mochkin, was paid A$105,000 during the 2017 year for the provision of services in relation to business development activities. Ledger receives a monthly retainer of A$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.

All Directors have a letter of appointment confirming the terms and conditions of their appointment as Director of the Company.

In addition, we have entered into Deeds of Indemnity, Insurance and Access with each of the Directors. We have agreed to indemnify each Director against all liabilities incurred while holding office, including indemnifying Directors for any legal expenses incurred in defending proceedings relating to their Directorship of the Company. Any indemnified amounts must be repaid to the Company to the extent that a Director is reimbursed from an insurance policy maintained by the Company for the Directors. We have also agreed to obtain and pay the premiums for insurance policies for each Director, which may include run-off cover for each Director for a period of seven years after the Director ceases to hold office.

Other than as described above, none of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment.

C.	Board Practices

Our Board of Directors currently consists of six members, including our Managing Director. Our directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed, unless their office is earlier vacated in accordance with the Constitution or the ASX Listing Rules. In accordance with the ASX Listing Rules, a Director must not hold office without re-election, past the third annual general meeting following the Director's appointment or 3 years, whichever is longer. In addition, under our Constitution, one-third of the Board of Directors retires by rotation at each annual general meeting and is eligible to offer themselves for re-election at that meeting. A director appointed or elected to fill a vacancy on our Board of Directors also holds office until the next annual general meeting. Under the ASX Listing Rules and our Constitution, as Managing Director and Chief Executive Officer, Mr. Keith Phillips is not required to retire after three years or by rotation.

We believe that each of our directors has relevant industry experience. The membership of our Board of Directors is directed by the following requirements:

•	our Constitution specifies that there must be a minimum of three directors and a maximum of 10, and our Board of Directors may determine the number of directors within those limits;
•	in the event of a conflict of interest or where a potential conflict of interest may arise, involved Directors are expected to, unless the remaining Directors resolve otherwise, withdraw from deliberations concerning the matter;
•	the Chair of our Board of Directors should be an independent director who satisfies the criteria for independence recommended by the ASX Corporate Governance Principles and Recommendations; and
•	our Board of Directors should, collectively, have the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfill its responsibilities or have ready access to such skills where they are not available.

Our Board of Directors has determined that 3 of our 6 directors (Ian Middlemas, Robert Behets and Mark Pearce) will qualify as independent directors within the meaning of the Nasdaq listing standards.

Service Contracts

Other than as disclosed under “Item 6. Directors, Senior Management and Employees—Compensation— Employment Agreements—Termination and Change of Control Benefits” we do not have any service contracts with directors which provide for benefits upon termination of employment.

Board Committees

We have historically had no committees, but we will establish an Audit Committee by the effective date of our listing on the Nasdaq Capital Market.

Audit Committee

No later than the time the ADSs are listed on the Nasdaq Capital Market, our board of directors will establish an audit committee. Assignments to, and chairs of, audit committee will be selected by our board of directors. The audit committee will operate under a charter approved by the board of directors and will report on its activities to the board. The audit committee will monitor the integrity of our financial statements, the independence and qualifications of our independent auditors, the performance of our accounting staff and independent auditors, our compliance with legal and regulatory requirements and the effectiveness of our internal controls. The audit committee will be responsible for selecting, retaining (subject to shareholder approval), evaluating, setting the remuneration of, and, if appropriate, recommending the termination of our independent auditors. The audit committee will be established in accordance with Section 10A(m) of the Securities Exchange Act of 1934, as amended. The sole initial member and chair of the audit committee is expected to be Mr. Jorge Beristain. Mr. Beristain is expected to be independent under the listing standards of the Nasdaq Capital Market for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act and to satisfy the SEC and Nasdaq standards for being an audit committee member and audit committee financial expert. Additional independent directors will be appointed to the audit committee during the one year after our listing on Nasdaq, as required by the rules of the SEC and Nasdaq.

Compensation Committee

We have elected to follow home country corporate governance practices with respect to compensation matters, instead of those otherwise required under the rules of the Nasdaq Capital Market, which election we are allowed to make as a foreign private issuer. In particular, we have determined not to establish a compensation committee and, as a result, the compensation of our directors and executive officers will be determined by the board of directors. Nasdaq rules would require that the compensation of our officers be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on our board of directors.

Nominating Committee

We have elected to follow home country corporate governance practices with respect to nominations for members of our board of directors, instead of those otherwise required under the rules of the Nasdaq Capital Market, which election we are allowed to make as a foreign private issuer. In particular, we have determined not to establish a nominating committee and, as a result, the nomination of persons for election as our directors will be determined by the board of directors. Nasdaq rules would require that nominations be selected, or recommended for the board of directors’ selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors.

Under Australian law we are required to have at least three directors at all times, two of which must ordinarily reside in Australia. There is no limit on the maximum number of directors a public company may appoint under Australian Corporations Act or ASX Listing Rules, although our constitution sets the maximum number of directors at 10. The board of directors may at any time appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors. Any such director holds office until the next annual general meeting at which time such director is eligible for re-election by our shareholders by an ordinary resolution. Directors also may be appointed to the board of directors by an ordinary resolution passed in a meeting of shareholders.

Additional Corporate Governance Differences

The Nasdaq Capital Market allows a foreign private issuer, such as Piedmont, to follow its home country practices in lieu of certain of Nasdaq’s corporate governance standards. We expect to rely on exemptions from certain corporate governance standards and instead follow laws, rules, regulations or generally accepted business practices in Australia. These exemptions are described below:

•	We expect to rely on an exemption from the independence requirements for a majority of our board of directors. The ASX Corporate Governance Principles and Recommendations contain non-binding recommendations that all ASX-listed companies should strive to achieve, including a majority of the board being comprised of independent directors. Due to Australian law and generally accepted business practices in Australia regarding director independence, we have departed from this recommendation and differ to the independence requirements under the Nasdaq Capital Market. Accordingly, we seek to claim this exemption.
•	We expect to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we seek to claim this exemption.
•	We expect to rely on an exemption from the quorum requirements applicable to meetings of shareholders under the Nasdaq Capital Market. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting. The Nasdaq Capital Market require that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from the Nasdaq Capital Market’s quorum requirements, we seek to claim this exemption.
•	We expect to rely on an exemption from the requirement that we establish compensation and nominating committees and that all members of such committees be independent as defined by Nasdaq. Nasdaq rules would require that nominations to be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on our board of directors. Instead, compensation of our directors and officers will be determined by our board of directors. The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, or a nominating committee comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its fiscal year. We were not included on the S&P/ASX300 Index at the beginning of our last fiscal year and, hence, are not required under ASX Listing Rules to have a remuneration committee or a nominating committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee and nominating committee comprised of at least three members, a majority of whom (including the chair) are

“independent.” While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in the Nasdaq rules.

•	We expect to rely on an exemption from the requirement prescribed by the Nasdaq Capital Market that we establish a nominating committee and that all members of such committee be “independent” as defined in the Nasdaq rules. Nasdaq rules would require that nominations to be determined, or recommended to the board of directors for determination, either by a nominating committee comprised of independent directors or by a majority of the independent directors on our board of directors. Instead, nominations for persons for election as our directors will be determined by our board of directors. The ASX Listing Rules and Australian law do not require an Australian company to establish a nominating committee.
•	We expect to rely on an exemption from the requirement prescribed by the Nasdaq Capital Market that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12 month period if shareholder approval by special resolution is sought at the Company's annual general meeting) of our issued share capital in any 12 month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, we seek to claim this exemption.
•	We expect to rely on an exemption from the requirement that issuers must maintain a code of conduct in compliance with the Nasdaq Capital Market. Applicable Australian law does not require us to a code of conduct.

Following our home country governance practices, as opposed to the requirements that would otherwise apply to a United States company listed on the Nasdaq Capital Market, may provide less protection than is accorded to investors in a U.S. issuer.

D.	Employees

As at January 8, 2018, we had 12 full-time employees and two part-time employees. Additionally, we had one full-time consultant. Employees are engaged through direct employment agreements. The Piedmont Lithium Project is not subject to any union or enterprise bargaining.

E.	Share Ownership

The following table lists as of December 31, 2017, the number of our shares beneficially owned by each of our directors, our chief executive officer and others members of our senior management as a group. Beneficial ownership is calculated based on 554,030,352 ordinary shares outstanding as of December 31, 2017 and amounts representing less than 1% are denoted with an asterisk (*).

	Ordinary Shares Beneficially Owned(1)(2)
Shareholder	Number	Percent
Officers and Directors
Ian Middlemas(2)	20,000,000	3.6%
Keith Phillips(3)	24,850,000	4.3%
Anastasios Arima(4)	11,000,000	1.9%
Robert Behets(5)	1,000,000	*
Levi Mochkin(6)	52,500,000	9.5%
Mark Pearce(7)	3,500,000	*

	Ordinary Shares Beneficially Owned(1)(2)
Shareholder	Number	Percent
Patrick Brindle	—	*
David Buckley	—	*
Bruce Czachor	—	*
Lamont Leatherman(8)	15,000,000	2.6%
Gregory Swan(9)	4,200,000	*
Officers and directors as a group (11 persons)	132,050,000
(1)	Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of December 31, 2017. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of December 31, 2017 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
(2)	20,000,000 ordinary shares are held of record by Arredo Pty Ltd, an Australian corporation controlled by Mr. Middlemas.
(3)	Includes options to purchase 24,000,000 ordinary shares (6,000,000 exercisable for A$0.10 each on or before July 10, 2020, 6,000,000 exercisable for A$0.12 each on or before January 10, 2021, 6,000,000 exercisable for A$0.16 each on or before July 10, 2021, and 5,000,000 exercisable for A$0.24 each on or before July 10, 2022).
(4)	Includes options to purchase 11,000,000 ordinary shares (5,000,000 exercisable for A$0.05 each on or before December 31, 2019, 3,000,000 exercisable for A$0.10 each on or before December 31, 2019, and 3,000,000 exercisable for A$0.15 each on or before December 31, 2019). Options to purchase 11,000,000 ordinary shares are held of record by Moshos Family Investments Pty Ltd, an Australian corporation controlled by Mr. Arima.
(5)	1,000,000 ordinary shares are held of record jointly by Mr. Behets and his spouse, Ms. Kristina Behets.
(6)	52,500,000 ordinary shares are held of record by Nasdaq Securities Australia Pty Limited, an Australian corporation owned by Mr. Levi Mochkin, his spouse, Ms. Lisa Mochkin, and his son, Mr. Menachem Mochkin, who holds a majority interest.
(7)	2,000,000 ordinary shares are held of record by Crystal Brook Investments Pty Ltd, an Australian corporation controlled by Mr. Pearce and 1,500,000 ordinary shares are held of record jointly by Mr. Pearce and his spouse, Ms. Natasha Pearce.
(8)	Includes options to purchase 15,000,000 ordinary shares (5,000,000 exercisable for A$0.05 each on or before December 31, 2019, 5,000,000 exercisable for A$0.10 each on or before December 31, 2019, and 5,000,000 exercisable for A$0.15 each on or before December 31, 2019).
(9)	Includes options to purchase 3,500,000 ordinary shares (1,500,000 exercisable for A$0.05 each on or before December 31, 2019, 1,000,000 exercisable for A$0.10 each on or before December 31, 2019, and 1,000,000 exercisable for A$0.15 each on or before December 31, 2019). 700,000 ordinary shares and options to purchase 3,500,000 ordinary shares are held of record by Verve Investments Pty Ltd, an Australian corporation controlled by Mr. Swan.
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table and accompanying footnotes sets forth, as of December 31, 2017, information regarding beneficial ownership of our ordinary shares by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices filed by our stockholders with the ASX.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of December 31, 2017. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of December 31, 2017 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Our calculation of the percentage of beneficial ownership is based on 554,030,352 ordinary shares issued and outstanding as at December 31, 2017. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Level 9, BGC Centre, 28 The Esplanade, Perth, Western Australia 6000.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
Nasdaq Securities Australia Pty Limited(1)	52,500,000	9.5%
AustralianSuper Pty Ltd (Level 33, 50 Lonsdale Street, Melbourne VIC 3000, Australia)(2)	31,250,000	5.6%
(1)	Nasdaq Securities Australia Pty Limited is an Australian corporation owned by Mr. Levi Mochkin, his spouse, Ms. Lisa Mochkin, and his son, Mr. Menachem Mochkin, who holds a majority interest. No change in the number of shares beneficially owned has occured during the past three years, while percentage ownership has decreased as a result of our share issuances over such time.
(2)	AustralianSuper Pty Ltd became a 5% shareholder on January 11, 2017 according to a Notice of initial substantial holder delivered to us.

Record Holders

As of February 22, 2018, we had 554,030,352 ordinary shares outstanding. Based on information known to us, as of February 22, 2018, 13,429,204 of our ordinary shares were being held in the United States by 12 holders and 540,601,148 of our ordinary shares were being held in Australia by 1,868 holders. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

Piedmont is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to Piedmont which would result in a change in control of Piedmont at a subsequent date.

B.	Related Party Transactions

Other than as disclosed below, since the start of fiscal 2016, other than employment and “Compensation”, matters described under “Executive Compensation”, there have been no transactions or loans between us and:

•	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us;
•	associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over us;
•	individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over our us, and close members of any such individual’s family;
•	key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of ours, including directors and senior management of us and close members of such individuals’ families; and
•	enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of us and enterprises that have a member of key management in common with us.

Serviced office facilities and administration totaling A$180,000 for fiscal year 2017 and A$180,000 for fiscal year 2016 were provided by Apollo Group Pty Ltd, a company of which Mr. Mark Pearce is a director and beneficial shareholder.

Ledger Holdings Pty Ltd, a company associated with Mr. Levi Mochkin, was paid A$105,000 and $A70,000 during fiscal 2017 and 2016, respectively, for the provision of services in relation to business development activities (such fees have been included in Mr. Mochkin's remuneration for fiscal 2017 as disclosed above). Ledger receives a monthly retainer of A$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.

Transactions between related parties are on normal commercial terms and the conditions no more favorable than those available to other non-related parties.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION.
A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We are not a party to any material legal proceedings.

Dividends

We have not declared any dividends during fiscal 2016 or 2017 or the six months ended December 31, 2016 or 2017 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs, subject to the terms of the deposit agreement. See “Description of Securities Other Than Equity Securities—American Depositary Shares.”

B.	Significant Changes

No significant change, other than as otherwise described in this registration statement on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this registration statement on Form 20-F.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

The principal trading market for our ordinary shares is the ASX in Australia. The following table sets forth, for the periods indicated, the reported high and low closing prices on the ASX for our ordinary shares in Australian dollars. See “Exchange Rate Information” for the exchange rates applicable to the periods set forth below.

	High A$	Low A$
Annual:
Fiscal year ended June 30,
2017	0.135	0.022
2016	0.031	0.01
2015	0.040	0.01
2014	0.045	0.02
2013	0.110	0.04

Quarterly:
Fiscal year ended June 30, 2018
Third quarter (through March 15, 2018)	0.235	0.15
Second quarter	0.255	0.140
First quarter	0.170	0.076
Fiscal year ended June 30, 2017
Fourth quarter	0.110	0.075

	High A$	Low A$
Third quarter	0.135	0.067
Second quarter	0.095	0.060
First quarter	0.075	0.022
Fiscal year ended June 30, 2016
Fourth quarter	0.031	0.015
Third quarter	0.019	0.010
Second quarter	0.016	0.012
First quarter	0.016	0.012
Fiscal year ended June 30, 2015
Fourth quarter	0.016	0.010
Third quarter	0.025	0.015
Second quarter	0.031	0.018
First quarter	0.040	0.030

Most Recent Six Months:
March 1, 2018 – March 15, 2018	0.175	0.150
February 2018	0.185	0.150
January 2018	0.235	0.165
December 2017	0.210	0.140
November 2017	0.255	0.180
October 2017	0.215	0.150
September 2017	0.170	0.098

On March 15, 2018, the closing price of our ordinary shares as traded on the ASX was $0.165 per ordinary share. We intend to apply to have the ADSs listed on the Nasdaq Capital Market under the symbol “PLLL”.

For a description of the rights of the ADSs, see “Description of Securities Other Than Equity Securities—American Depositary Shares.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are publicly traded on the ASX under the symbol “PLL”. We are filing this registration statement on Form 20-F in anticipation of the listing of our American Depositary Shares, or ADSs, each representing 100 of our ordinary shares, on The Nasdaq Capital Market under the symbol “PLLL”. The Bank of New York Mellon, acting as depositary, will register and deliver the ADSs.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Overview

The following description of our ordinary shares is only a summary. We encourage you to read our Constitution, which is included as an exhibit to this registration statement, of which this registration statement forms a part.

We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission, or ASIC. Our corporate affairs are principally governed by our Constitution, the Corporations Act and the ASX Listing Rules. Our ordinary shares trade on the ASX, and we are applying to list the ADSs on the Nasdaq Capital Stock Market.

The Australian law applicable to our Constitution is not significantly different from U.S. laws applicable to a U.S. company’s charter documents except we do not have a limit on our authorized share capital, as the concept of par value is not recognized under Australian law.

Subject to restrictions on the issue of securities in our Constitution, the Corporations Act and the ASX Listing Rules of the Australian Securities Exchange and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our Board of Directors determine.

The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the ASX Listing Rules, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to our ordinary shares are summarized below. Each ordinary shareholder is entitled to receive notice of, and to be present, vote and speak at, general meetings.

As of December 31, 2017, we had (i) 554,030,352 ordinary shares outstanding and (ii) outstanding incentive options and performance share rights to purchase an aggregate of 82,000,000 ordinary shares at a weighted average exercise price of A$0.12.

Stock Options

Our Board of Directors authorized or ratified the issuances of the options set forth in the table below and the issuance of one ordinary share upon the due exercise of each option in accordance with its terms and the receipt by us of the designated exercise price payable in respect of the share prior to the time of expiry on the designated expiry date.

As at December 31, 2017, we had the following outstanding stock options:

Number of Stock Options Outstanding	Number Exercisable	Exercise Price	Expiry Date
19,000,000	19,000,000	$0.05	December 31, 2019
16,500,000	3,500,000	$0.10	December 31, 2019
16,500,000	3,500,000	$0.15	December 31, 2019
1,300,000	1,300,000	$0.15	June 30, 2020
1,300,000	1,300,000	$0.20	June 30, 2020
1,300,000	1,300,000	$0.25	June 30, 2020
6,000,000	—	$0.10	July 10, 2020
1,000,000	—	$0.08	December 31, 2019
6,000,000	—	$0.12	January 10, 2021
6,000,000	—	$0.16	July 10, 2021
6,000,000	—	$0.24	July 10, 2022
80,900,000	29,900,000

Performance Rights

As at December 31, 2017, we had outstanding 1,100,000 performance rights which convert into 1,100,000 fully paid ordinary shares upon the satisfaction of the “Feasibility Study Milestone” on or before the expiry date of December 31, 2018. “Feasibility Study Milestone” means the announcement by the Company to ASX of a positive pre-feasibility or definitive feasibility study for a material mining or exploration project of the Company, in accordance with the provisions of the JORC Code.

Issuances of Securities

Below is information regarding securities sold by us since the beginning of fiscal 2015. None of the securities sold by us since the beginning of fiscal 2015 were registered under the Securities Act, and, we have made no public offerings in the United States. Except as noted below, all offers and sales of securities by us were made either (i) in offshore transactions pursuant to the exclusion from registration provided by Regulation S under the Securities Act or (ii) within the United States in compliance with available exemptions from the registration requirements of the Securities Act. Unless otherwise indicated, all references to “$” are to Australian dollars.

•	On November 3, 2017, we issued 100,000,000 ordinary shares as part of a private placement at A$0.16 per share to institutional and professional investors.
•	On April 13 and 21, 2017, we issued 56,222,223 ordinary shares as part of a private placement at A$0.09 per share to institutional and professional investors.
•	From time to time since July 1, 2014 through December 31 2017, we have granted options to directors, employees, and consultants covering an aggregate of 80,900,000 ordinary shares, with exercise prices ranging from A$0.05 to A$0.25 per share. As at December 31, 2017, none of these options have been exercised, and none of these options have lapsed or been forfeited without being exercised.
•	From time to time since July 1, 2014 through December 31, 2017, we have granted performance rights to directors, employees, and consultants covering an aggregate of 10,400,000 ordinary shares, with a nil exercise price that each convert into one ordinary share upon the satisfaction of various performance conditions. As at December 31, 2017, none of these performance rights have vested and been converted into ordinary shares, while 9,300,000 of these performance rights have lapsed or been forfeited without being exercised.
B.	Constitutional Documents

Incorporation

We are a public limited liability company domiciled in Australia and operate under, and are subject to, the Australian Corporations Act. We were incorporated on September 27, 1983 in New South Wales, Australia.

Constitution

Our constituent document is a Constitution. The Constitution is subject to the terms of the ASX Listing Rules and the Australian Corporations Act. The Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution of which notice has been given and that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution. The Constitution is subject to many of the key provisions contained in the Australian Corporations Act. Where there is an inconsistency between the provisions of the Constitution and the Australian Corporations Act, the provisions of the Australian Corporation Act will prevail over any inconsistent provisions of the Constitution.

Purposes and Objects

As a public company, we have all the rights, powers and privileges of a natural person. Our Constitution does not provide for or prescribe any specific objects or purposes.

The Powers of the Directors and Management of the Company

The business is managed by the directors who may exercise all the powers of the Company that are not covered by the Australian Corporations Act or by our Constitution required to be exercised by shareholders in a general meeting. The exercise of these powers is subject to the provision of this Constitution and the Australian Corporations Act (to the extent applicable).

Members Approval to Significant Changes

We must not make a significant change (either directly or indirectly) to the nature and scale of our activities except after having disclosed full details to the ASX in accordance with the requirements of the ASX Listing Rules (and if required by the ASX, subject to us obtaining the approval of shareholders in a general meeting). We must not sell or otherwise dispose of the main undertaking of our company without the approval of shareholders in a general meeting. We need not comply with the above obligations if the ASX grants us an applicable waiver to be relieved of our obligations.

Rights Attached to Our Ordinary Shares

All of our issued shares are ordinary shares and as such the rights pertaining to these ordinary shares are the same. As at the date of this registration statement on Form 20-F, there are no ordinary shares that have superior or inferior rights.

The concept of authorized share capital no longer exists in Australia and as a result, our authorized share capital is unlimited. All our ordinary shares on issue are validly issued, fully paid and rank pari passu (equally). The rights attached to our ordinary shares are as follows:

•	Dividend Rights. Under our Constitution, subject to the rights of persons (if any) entitled to shares with special rights to dividends, the directors may declare a final dividend be paid out of profits to the members in accordance with the Australian Corporations Act and may authorize the payment or crediting by us to the members of such a dividend. No dividend carries interest as against us. Under the Australian Corporations Act, we must not pay a dividend unless: (a) our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to our shareholders as a whole; and (c) the payment of the dividend does not materially prejudice our ability to pay our creditors. Unless any share is issued on terms providing to the contrary, all dividends are to be apportioned and paid proportionately to the amounts paid, or credited as paid on the relevant shares.
•	Voting Rights. Holders of ordinary shares have one vote per person on a show of hands, or one vote for each ordinary share held on all matters submitted to a vote of shareholders conducted by way of a poll. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required for a general meeting of shareholders consists of at least two shareholders present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. A meeting (excluding a meeting convened on the requisition of shareholders) which is adjourned for lack of a quorum will be adjourned to the date, time and place as the Directors may by notice to shareholders appoint, or failing any appointment, to the same day in the following week at the same time and place. At the reconvened meeting, the required quorum consists of any two members present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. The meeting is dissolved if a quorum is not present within 30 minutes from the time appointed for the reconvened meeting.

Under the Australian Corporations Act, an ordinary resolution requires approval by the shareholders by a simple majority of the votes cast (namely, a resolution passed by more than 50% of the votes cast by shareholders entitled to vote on the resolution). Under our Constitution and the Australian Corporations Act, a special resolution (such as in relation to amending our Constitution, approving any variation of rights attached to any class of shares or our voluntary winding-up), requires approval of a special majority (namely a resolution that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution).

•	Rights in the Event of Liquidation. Under our Constitution, in the event of our liquidation, after satisfaction of liabilities to creditors and other statutory obligations prescribed by the laws of Australia, and the passing of a special resolution giving effect to the following, our assets will be distributed to the holders of ordinary shares in proportion to the shares held by them respectively, irrespective of the amount paid-up or credited as paid up on the shares. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights, such as the right in winding up to payment in cash of the amount then paid up on the share, and any arrears of dividend in respect of that share, in priority to any other class of shares.

Liability for Further Capital Calls

According to our Constitution, the Board of Directors may make any calls from time to time upon shareholders in respect of all monies unpaid or partly-paid shares (if any), subject to the terms upon which any of the partly-paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the Board of Directors. Calls may be made payable by installment. Failure to pay a call will result in interest becoming payable on the unpaid amount, with such amount recoverable by commencing legal action against the shareholder, enforcing a lien on those shares or forfeiture of those shares. As of the date of this registration statement, all of our issued shares are fully paid.

Changing Rights Attached to Shares

According to our Constitution, the rights attached to any class of shares, unless otherwise provided by the terms of the class, may be varied with either the written consent of the holders of not less than 75% of the issued shares of that class or the sanction of a special resolution passed at a separate general meeting of the shares of that class.

Annual and Extraordinary Meetings

Under the Australian Corporations Act, our directors must convene an annual meeting of shareholders at least once every calendar year and within five months after the end of our last financial year. Notice of at least 28 days prior to the date of the meeting is required. A general meeting may be convened by any director, or one or more shareholders holding in the aggregate at least 5% of the votes that may be cast at a general meeting of shareholders. A general meeting must be called by the directors if requested by one or more shareholders holding in aggregate at least 5% of the votes that may be cast at a general meeting of shareholders or at least 100 shareholders who are entitled to vote. The directors must call the meeting not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

Limitations on the Rights to Own Securities in Our Company

Subject to certain limitations on the percentage of shares a person may hold in our company, imposed by the takeover provisions in the Australian Corporations Act which prohibit a person from acquiring voting shares or interests above the 20% level unless the person uses one of several permitted transactions types, neither our Constitution nor the laws of the Commonwealth of Australia (excluding the Foreign Acquisitions and Takeovers Act 1975 (as amended from time to time) and related regulations) restrict in any way the ownership of shares in our company.

Changes in Our Capital

Pursuant to the ASX Listing Rules, we may in our discretion issue securities without the approval of shareholders, if such issue of securities, when aggregated with securities issued by us during the previous 12 month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12 month period. The Company may seek shareholder approval by special resolution at its annual general meeting to increase its capacity to issue equity securities by an additional 10% for the proceeding 12-month period. Issues of securities in excess of this limit or the issue of securities to our related parties require approval of shareholders (unless otherwise permitted under the ASX Listing Rules or unless we have obtained a waiver from the ASX in relation to the 15% limit).

The Foreign Acquisitions and Takeovers Act 1975

Overview

Australia’s foreign investment regime is set out in the FATA and Australia’s Foreign Investment Policy, or the Policy. The Australian Treasurer administers the FATA and the Policy with the advice and assistance of the Foreign Investment Review Board, or FIRB.

In the circumstances set out below in the section entitled ‘Mandatory notification requirements’, foreign persons are required to notify and receive a prior statement of no objection, or FIRB Clearance, from the Australian Treasurer. In the circumstances set out below in the section entitled ‘Other circumstances in which FIRB may be sought’, it is generally recommended that foreign persons obtain FIRB Clearance.

The Australian Treasurer has powers under the FATA to make adverse orders, including prohibition of a proposal, ordering disposal of an interest acquired or imposing conditions on a proposed transaction, in respect of a relevant acquisition if he or she considers it to be contrary to Australia’s national interest. The issue of a FIRB Clearance removes the risk of the exercise of the Australian Treasurer’s powers.

The obligation to notify and obtain FIRB Clearance is upon the acquirer of the interest, and not the Company. The failure to obtain FIRB Clearance may be an offence under Australian law.

Investor’s Responsibility

It is the responsibility of any persons who wish to acquire shares of the Company to satisfy themselves as to their compliance with the FATA, regulations made under the FATA, the Policy, guidelines issued by FIRB and with any other necessary approval and registration requirement or formality, before acquiring an interest in the Company.

Mandatory Notification Requirements

Broadly, FIRB Clearance is required for the following transactions involving the acquisition of shares in an Australian corporation:

•	the acquisition of a substantial interest if the Australian corporation is valued in excess of the applicable monetary threshold (see below);
•	any direct investment by a foreign government investor; and
•	any acquisition of shares in an Australian land corporation.

As at January 1, 2018, the prescribed threshold is A$261 million though a higher threshold of A$1.134 billion applies for private foreign investors from the United States, New Zealand, China, Japan, South Korea, Singapore and Chile unless the transaction involves certain prescribed sensitive sectors.

Application of these Requirements to the Company

As at December 31, 2017, the Company did not have any interests in Australian land and hence is not an Australian land corporation, and the Company’s gross assets were valued below A$261 million. Accordingly, the only circumstance in which an investor in the Company would currently be subject to the mandatory notification regime is if they are a foreign government investor making a direct investment in the Company. Applications for FIRB Clearance may be made by prospective investors in accordance with the information on FIRB’s website.

Other Situations Where FIRB Clearance Might be Sought

In addition to those circumstances where it is mandatory under the FATA for a foreign person to notify FIRB and seek FIRB Clearance for a particular transaction (see above), there are other instances where, despite there being no mandatory notification obligation, the Australian Treasurer may make adverse orders under the FATA if he or she considers a particular transaction to be ‘contrary to the national interest’. In addition, the Policy may require a foreign person to notify FIRB and seek FIRB Clearance even where the FATA does not so require (e.g. foreign government investors).

The voluntary clearance regime will relevantly apply if the Company’s assets are valued in excess of the relevant monetary threshold (see above) and 40% or more of the interests in the Company are already held by foreign persons. In such case, any change to the foreign persons that hold interests in the Company without FIRB Clearance could trigger the Australian Treasurer’s power to make adverse orders if the relevant transaction was considered to be contrary to Australia’s national interest.

In these circumstances, clearance may be sought on a voluntary basis. This would then preclude the Australian Treasurer from exercising his powers to make adverse orders in respect of the proposed transaction.

The Company as a Foreign Person

If foreign persons have a substantial interest in the Company, it would be considered to be a foreign person under the FATA. In such event, we would be required to obtain the approval of the Australian Treasurer for our own transactions involving the acquisitions of interests in Australian land and some acquisitions of interests in

Australian corporations. FIRB Clearance may be required for such acquisitions (which may or may not be given or may be given subject to conditions). If FIRB Clearance is required and not given in relation to a proposed investment, we may not be able to proceed with that investment. There can be no assurance that we will be able to obtain any required FIRB Clearances in the future.

Defined Terms Used in this Section

Foreign Persons

Under Australia’s foreign investment regime, it is the responsibility of any person (including, without limitation, nominees and trustees) who is:

•	a natural person not ordinarily resident in Australia;
•	a corporation in which a natural person not ordinarily resident in Australia, or a corporation incorporated outside of Australia, holds direct or indirect, actual or potential, voting power of 20.0% or more;
•	a corporation in which two or more persons, each of whom is either a non-Australian resident or a non-Australian corporation, hold direct or indirect, actual or potential, voting power in aggregate of 40.0% or more;
•	a trustee of a trust estate in which a non-Australian resident or non-Australian corporation holds 20.0% or more of the corpus or income of the trust estate;
•	a trustee of a trust estate in which two or more persons, each of whom is either a non-Australian resident or a non-Australian corporation, hold in aggregate 40.0% or more of the corpus or income of the trust estate; or
•	a foreign government investor,

to ascertain if they may be required to notify the Australian Treasurer of their investment.

Associates

Associate is broadly defined to include:

•	the person’s spouse or de facto partner, lineal ancestors and descendants, and siblings;
•	any partner of the person;
•	any corporation of which the person is an officer, any officer of a corporation (where the person is a corporation), employers and employees, any employee of a natural person of whom the person is an employee;
•	any corporation whose directors are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person or, where the person is a corporation, of the directors of the person;
•	any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;
•	any corporation in which the person holds a substantial interest;
•	where the person is a corporation—a person who holds a substantial interest in the corporation;
•	the trustee of a trust estate in which the person holds a substantial interest;
•	where the person is the trustee of a trust estate—a person who holds a substantial interest in the trust estate; or
•	any person who is an associate of any other person who is an associate of the person.

Australian Land Corporation

An Australian land corporation, or ALC, is a corporation where the value of its total assets comprising interests in Australian land exceeds 50% of the value of its total gross assets. An ALC is not necessarily a company registered in Australia. It may be registered anywhere. It is the composition of the assets of the corporation that will make it an ALC for the purposes of the Australian foreign investment regime.

Substantial Interest

A substantial interest is:

•	control of 20% or more of the actual or potential voting power or issued shares in a target by a single foreign person (together with associates); or
•	control of 40% or more of the actual or potential voting power or issued shares in a target by multiple foreign persons (together with associates).

Direct Investment

Any investment of an interest of 10% or more is considered to be a direct investment. Investments that involve interests below 10% may also be considered direct investments if the acquiring foreign government investor is building a strategic stake in the target, or can use that investment to influence or control the target. In particular, it includes investments of less than 10% which include any of the following:

•	preferential, special or veto voting rights;
•	the ability to appoint directors or asset managers;
•	contractual agreements including, but not restricted to, agreements for loans, provision of services and off take agreements; or
•	building or maintaining a strategic or long-term relationship with a target entity.

Foreign Government Investor

A Foreign Government Investor is:

•	a body politic of a foreign country;
•	entities in which governments, their agencies or related entities from a single foreign country have an aggregate interest (direct or indirect) of 20% or more;
•	entities in which governments, their agencies or related entities from more than one foreign country have an aggregate interest (direct or indirect) of 40% or more; or
•	entities that are otherwise controlled by foreign governments, their agencies or related entities, and any associates, or could be controlled by them including as part of a controlling group.

At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we will need to be mindful of the number of ordinary shares that can be made available, and monitor the 40% aggregate shareholding threshold for foreign persons (together with their associates) to ensure that it will not be exceeded without an application to the Australian Treasurer’s for approval having been contemplated and submitted if considered necessary. Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Australian law requires the transfer of shares in our Company to be made in writing pursuant to an instrument of transfer (as prescribed under the Australian Corporations Act) if the Company’s shares are not quoted on the ASX or another prescribed financial market in Australia. Under current stamp duty legislation no Australian stamp duty will be payable in Australia on the issue or trading of shares in the Company provided that all of the Company’s issued shares remain quoted on the ASX at all times and no shareholder acquires or commences to hold (on an associate inclusive basis) 90% or more of the Company’s total issued shares.

C.	Material Contracts

There are no other contracts, other than those disclosed in this registration statement on Form 20-F and those entered into in the ordinary course of our business, that are material to us and which were entered into in the last two completed fiscal years or which were entered into before the two most recently completed fiscal years but are still in effect as of the date of this registration statement on Form 20-F.

D.	Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars or other currencies. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply and under such there are either exemptions or limitations on the level of tax to be withheld.

E.	Taxation

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ADSs and ordinary shares. This discussion is based on the laws in force as of the date of this registration statement, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs and ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not address the 3.8% U.S. Federal Medicare Tax on net investment income, the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ADSs or ordinary shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Federal Income Tax Considerations

The following summary, subject to the limitations set forth below, describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ADSs and ordinary shares as of the date hereof. This summary is limited to U.S. Holders that hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:

•	insurance companies;
•	banks or other financial institutions;
•	individual retirement and other tax-deferred accounts;
•	regulated investment companies;
•	real estate investment trusts;
•	individuals who are former U.S. citizens or former long-term U.S. residents;
•	brokers, dealers or traders in securities, commodities or currencies;
•	traders that elect to use a mark-to-market method of accounting;
•	persons holding our ADSs or ordinary shares through a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or S corporation;
•	grantor trusts;
•	tax-exempt entities;
•	persons that hold ADSs or ordinary shares as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes;

•	persons that have a functional currency other than the U.S. dollar;
•	persons that own (directly, indirectly or constructively) 10% or more of our equity (by vote or value); or
•	persons that are not U.S. holders (as defined below).

In this section, a “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In addition, this summary does not address the 3.8% Medicare contribution tax imposed on certain net investment income, the U.S. federal estate and gift tax or the alternative minimum tax consequences of the acquisition, ownership, and disposition of our ADSs or ordinary shares. We have not received nor do we expect to seek a ruling from the U.S. Internal Revenue Service, or the IRS, regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each prospective investor should consult its own tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences of acquiring, owning and disposing of our ADSs and ordinary shares.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the U.S. federal income tax consequences of acquiring, owning and disposing of our ADSs or ordinary shares.

The discussion below is based upon the provisions of the Code, and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ADSs or ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

ADSs

If you hold ADSs, you generally will be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of non-U.S. withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. For purposes of the discussion below, we assume that intermediaries in the chain of ownership between the holder of an ADS and us are acting consistently with the claim of U.S. foreign tax credits by U.S. Holders.

Certain Tax Consequences If We Are a Passive Foreign Investment Company

The rules governing passive foreign investment companies, or PFICs, can result in adverse tax consequences to U.S. Holders. We generally will be classified as a PFIC for any taxable year if (i) at least 75% of our gross income for the taxable year consists of certain types of passive income or (ii) at least 50% of our gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Under this rule, we should be deemed to own the assets and to receive the income of our wholly-owned subsidiaries for purposes of the PFIC determination. If we are classified as a PFIC in any taxable year with respect to which you own ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless you make the “deemed sale election” described below.

Because we did not have active business income in the taxable year ended June 30, 2017, we believe we were a PFIC in tax year 2017, and, because we do not expect to begin active business operations in the current taxable year ending June 30, 2018, we expect to be a PFIC in tax year 2018. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ADSs or ordinary shares (which may be especially volatile). The PFIC determination will depend, in part, on whether we are able to generate gross income from mining operations. If we are able to generate sufficient income from such operations more quickly than is currently anticipated, we may not be a PFIC for taxable year 2018. You should consult your own tax advisor regarding our PFIC status.

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, absent certain elections (including the mark-to-market election or qualified electing fund election described below), you generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” (generally, any distributions you receive on your ADSs or ordinary shares in a taxable year that are greater than 125% of the average annual distributions you receive in the three preceding taxable years or, if shorter, your holding period) and (2) any gain recognized from a sale or other disposition (including a pledge) of such ADSs or ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were classified as a PFIC in your holding period will be treated as ordinary income arising in the current taxable year; and
•	the amount allocated to each other taxable year during your holding period in which we were classified as a PFIC (i) will be subject to income tax at the highest rate in effect for that year and applicable to you and (ii) will be subject to an interest charge generally applicable to underpayments of tax with respect to the resulting tax attributable to each such year.

In addition, if you are a non-corporate U.S. Holder, you will not be eligible for reduced rates of taxation on any dividends that we pay if we are a PFIC for either the taxable year in which the dividend is paid or the preceding year.

If we are a PFIC, the tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) recognized on the transfer of the ADSs or ordinary shares cannot be treated as capital gains, even if the ADSs or ordinary shares are held as capital assets. Furthermore, unless otherwise provided by the U.S. Treasury Department, if we are a PFIC, you will be required to file an annual report (currently Form 8621) describing your interest in us, making an election on how to report PFIC income, and providing other information about your share of our income.

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s ADSs or ordinary shares on the last day of our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above, and loss would not be recognized.

PFIC “Mark-to-market” Election

In certain circumstances, a holder of “marketable stock” of a PFIC can avoid certain of the adverse rules described above by making a mark-to-market election with respect to such stock. For purposes of these rules, “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. A “qualified exchange” includes a national securities exchange that is registered with the SEC.

If you make a mark-to-market election, you must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of your ADSs or ordinary shares that are “marketable stock” at the close of the taxable year over your adjusted tax basis in such ADSs or ordinary shares. If you make such election, you may also claim a deduction as an ordinary loss in each such year for the excess, if any, of your adjusted tax basis in such ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The adjusted tax basis of your ADSs or ordinary shares with respect to which the mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Under current law, the mark-to-market election may be available to U.S. Holders of ADSs if the ADSs are listed on Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on Nasdaq. While we would expect the Australian Stock Exchange, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the Australian Stock Exchange is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

PFIC “QEF” election

Alternatively, in certain cases, a U.S. Holder can avoid the interest charge and the other adverse PFIC tax consequences described above by obtaining certain information from the PFIC and electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, we do not anticipate that this option will be available to you because we do not intend to provide the information regarding our income that would be necessary to permit you to make this election.

You are urged to contact your own tax advisor regarding the determination of whether we are a PFIC and the tax consequences of such status.

Certain Tax Consequences If We Are Not a Passive Foreign Investment Company

Distributions

If you are a U.S. Holder of our ADSs or ordinary shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you. Instead, see “—Certain Tax Consequences If We Are A Passive Foreign Investment Company.”

As described in “Dividend Policy” above, we do not currently anticipate paying any distributions on our ADSs or ordinary shares in the foreseeable future. However, to the extent there are any distributions made with respect to our ADSs or ordinary shares in the foreseeable future, and subject to the passive foreign investment company, or PFIC, rules discussed above, the gross amount of any such distributions (without deduction for any withholding tax) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits, as so determined, will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the ADSs or ordinary shares, as applicable, and thereafter, as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, you should expect to treat any distributions paid with respect to our ADSs or ordinary shares as dividend income. See “—Backup Withholding Tax and Information Reporting Requirements” below. If you are a corporate U.S. Holder, dividends paid to you generally will not be eligible for the dividends-received deduction generally allowed under the Code.

Subject to certain exceptions for short-term and hedged positions, if you are a non-corporate U.S. Holder, dividends paid to you by a “qualified foreign corporation” may be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) we are eligible for benefits under the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended (the “Treaty”) or our ADSs or ordinary shares are readily tradable on an established U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC.

The Treaty has been approved for the purposes of the qualified dividend rules. IRS guidance indicates that our ADSs (which are listed on Nasdaq) are readily tradeable for purposes of satisfying the conditions required for these reduced tax rates, but there can be no assurance that our ADSs will be considered readily tradeable on an established securities market in subsequent years. We do not expect that our ordinary shares will be listed on an established securities market in the United States.

As discussed above, we believe we were a PFIC in our taxable year ending June 30, 2017 and expect to be a PFIC in our taxable year ending June 30, 2018. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” is not expected to be available for such years or any subsequent year in which we are classified as a PFIC. See the discussion above under “—Certain Tax Consequences If We Are a Passive Foreign Investment Company.” You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to our ADSs ordinary shares.

Distributions paid in Australian dollars, including any Australian taxes withheld, will be included in your gross income in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, your tax basis in those Australian dollars should be equal to their U.S. dollar value on that date and, as a result, you generally should not be required to recognize any foreign exchange gain or loss.

If Australian dollars so received are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to you and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends you receive with respect to ADSs or ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends generally will be categorized as “passive” income. Subject to certain limitations, you generally will be entitled, at your option, to claim either a credit against your U.S. federal income tax liability or a deduction in computing your U.S. federal taxable income in respect of any Australian taxes withheld. If you elect to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by you or on your behalf in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “—Australian Tax Considerations—Taxation of Dividends.” You should also consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC (as we believe to be the case with respect to taxable years 2017 and 2018).

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

If you are a U.S. Holder of our ADSs or ordinary shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you—instead, see the discussion above under “—Certain Tax Consequences If We Are A Passive Foreign Investment Company.”

Subject to the PFIC rules discussed above, you generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ADSs or ordinary shares equal to the difference between the amount realized on the disposition (determined in the case of sales or exchanges in currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if sold or exchanged on an established securities market and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and your adjusted tax basis (as determined in U.S. dollars) in the ADSs or ordinary shares. Your initial tax basis will be your U.S. dollar purchase price for such ADSs or ordinary shares.

Assuming we are not a PFIC and have not been treated as a PFIC during your holding period for your ADSs or ordinary shares, this recognized gain or loss will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Generally, if you are a non-corporate U.S. Holder, long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. However, in limited circumstances, the Treaty can re-source U.S. source income as Australian source income. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ADSs or ordinary shares. See “—Australian Tax Considerations—Tax on Sales or other Dispositions of Shares.”

Backup Withholding Tax and Information Reporting Requirements

Payments of dividends with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of the ADSs or ordinary shares, by a U.S. paying agent or other U.S. intermediary, or made into the United States, will be reported to the IRS and to you as may be required under applicable Treasury regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or otherwise fail to comply with applicable certification requirements. Certain U.S. Holders are not subject to backup withholding and information reporting. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded (or credited against your U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Certain individual U.S. Holders (and under Treasury regulations, certain entities) may be required to report to the IRS (on Form 8938) information with respect to their investment in the ADSs or ordinary shares not held through an account with a U.S. financial institution. If you acquire any of the ADSs or ordinary shares for cash, you may be required to file an IRS Form 926 with the IRS and to supply certain additional information to the IRS if (i) immediately after the transfer, you own directly or indirectly (or by attribution) at least 10% of our total voting power or value or (ii) the amount of cash transferred to us in exchange for the ADSs or ordinary shares when aggregated with all related transfers under applicable regulations exceeds an applicable dollar threshold. You are urged to consult with your own tax advisor regarding the reporting obligations that may arise from the acquisition, ownership or disposition of our ADSs or ordinary shares.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADSs or ordinary shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Certain Australian Income Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares or ADSs.

It is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, tax exempt organizations or funds managers). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty and goods and services tax.

Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. As used in this summary a “Non-Australian Shareholder” is a holder that is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

Nature of ADSs for Australian Taxation Purposes

A U.S. holder of ADSs will be treated for Australian taxation purposes as being “absolutely entitled” to the underlying ordinary shares in the Company in accordance with Taxation Ruling TR 2004/D25. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to Non-Australian Shareholders of holding ordinary shares for Australian taxation purposes. We note that the holder of an ADS will be treated for Australian tax purposes as the owner of the underlying ordinary shares that are represented by such ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income, or CFI, and paid to Non-Australian Shareholders. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States which is beneficially entitled to that dividend is limited to 15% where that resident is a qualified person for the purposes of the Double Taxation Convention between Australia and the United States.

If a Non-Australian Shareholder is a company and owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares—Capital gains tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years prior to disposal.

Non-Australian Shareholders who own an associate inclusive interest of 10% or more would be subject to Australian capital gains tax provided that more than 50% of our direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit Australia’s right to tax any gain in these circumstances. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains. The net capital gain is included in the Non-Australian Shareholder’s income and may be reduced by any other Australian deductions or carry forward tax losses, subject to satisfying the relevant tax loss recoupment rules.

The Australian Government has announced that from July 1, 2016, it proposes to impose a 10% non-final withholding obligation on a purchaser when a non-resident disposes of certain taxable Australian property (which can include shares in a company as discussed above). This proposal has not yet been passed into law.

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account

Some Non-Australian Shareholders may hold shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income taxing provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. This rate does not include the Temporary Budget Repair Levy of 2% that applies in certain circumstances. Where the Non-Australian Shareholder is entitled to the benefit of the Double Taxation Convention between the United States and Australia, it will only be subject to tax on Australian-sourced gains on disposal of the shares where our assets consist wholly or principally of real property situated in Australia. Non-Australian Shareholders that are companies will be assessed at a rate of 30%.

To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax in Australia on any part of the income gain or capital gain.

Dual Residency

If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No Australian stamp duty is payable by Australian residents or non-Australian residents on the issue and trading of our shares on the basis that all of our issued shares remain quoted on the ASX at all times, and no shareholder acquires or commences to hold (on an associate inclusive basis) 90% or more of all of our issued shares.

No Australian stamp duty is payable on the issue and trading of ADSs.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.

Goods and Services Tax

The issue or transfer of shares to a non-Australian resident investor will not incur Australian goods and services tax.

F.	Dividends and Paying Agents

We have not declared any dividends during fiscal 2015, 2016 or 2017 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs, subject to the terms of the deposit agreement. See “Description of Securities Other Than Equity Securities—American Depositary Shares.”

G.	Statement by Experts

Not applicable.

H.	Documents on Display

When this registration statement on Form 20-F becomes effective, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy the registration statement on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

In addition, since our ordinary shares are traded on the ASX, we have file annual and semi-annual reports with, and furnish information to, the ASX, as required under the ASX Listing Rules and the Corporations Act. Copies of our filings with the ASX can be retrieved electronically at www.asx.com.au. We also maintain a web site at piedmontlithium.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this registration statement on Form 20-F, and the reference to our website in this registration statement on Form 20-F is an inactive textual reference only.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose us to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing. At June 30, 2016 and 2017, we had $4.6 million and $1.9 million, respectively, of cash and short-term deposits. We estimate that a 1.0% (100 basis point) increase in interest rates at June 30, 2017 would have increased our profits and equity by $45,463 for fiscal 2017. We estimate that a 1.0% (100 basis point) decrease in interest rates at June 30, 2017 would have decreased our profits and equity by $45,395 for fiscal 2017. We currently do not engage in any hedging or derivative transactions to manage interest rate risk.

Foreign Currency Risk

As a result of our operations in the United States, we are subject to foreign currency risk. Such exposure arises from transactions denominated in currencies other than the functional currency of the entity, primarily from certain of our subsidiaries whose functional currency is U.S. dollars. Foreign currency risk arises upon translation of the net assets of such subsidiaries into Australian dollars. We record foreign currency gains or losses arising from this risk in the foreign currency translation reserve. We currently do not enter into hedging or derivative transactions to manage foreign currency risk.

Our net exposure to financial instruments denominated in foreign currencies was ($467,749) at June 30, 2017. We estimate that a 10% appreciation of the Australian dollar against the U.S. dollar would have increased our profit and equity by $41,139 for fiscal 2017. We estimate that a 10% depreciation of the Australian dollar against the U.S. dollar would have decreased our profit and equity by $45,253 for fiscal 2017.

Commodity Price Risk

Although we are currently engaged in exploration and development activities, we are exposed to commodity price risk because commodity prices affect the economic feasibility of mining on our properties and the value of such properties. These commodity prices can be volatile and are influenced by factors beyond our control. We currently do not enter into hedging or derivative transactions to manage commodity price risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 100 shares (or a right to receive 100 shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Australia, as custodian for the depositary. We are currently a party to a deposit agreement and, in connection with our listing on Nasdaq, we will execute an Amended and Restated Deposit Agreement, both of which are attached as exhibits to this registration statement. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286. You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participate in The Depository Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder, or an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Australian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which summarizes certain terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this registration statement forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
•	Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.
•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.
•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

•	If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.
•	U.S. securities laws may restrict transfers and cancellation of the ADSs representing shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.
•	Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. In the alternative, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Australia and the provisions of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay the depositary:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS	•	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS per calendar year	•	Depositary services
Registration or transfer fees	•	Registration of transfers of shares on our share register to or from the name of the depositary or its nominee or the custodian or its nominee when you deposit or withdraw shares
Expenses of the depositary	•	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary
Any charges incurred by the depositary, custodian or their agents for servicing the deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;
•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;
•	we appear to be insolvent or enter insolvency proceedings;
•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;
•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or
•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care of effort from performing our or its obligations under the deposit agreement;
•	are not liable if we or it exercises discretion permitted under the deposit agreement;
•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;
•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;
•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and
•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;
•	when you owe money to pay fees, taxes and similar charges; or
•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited;
•	the pre-release is fully collateralized with cash, U.S. government securities or other collateral that the depositary considers appropriate; and
•	the depositary must be able to close out the pre-release on not more than five business days’ notice.

In addition, the depositary has agreed to limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Disclosure of Interests

We may from time to time request ADS holders to provide information as to the capacity in they own or owned ADSs and regarding the identity of any other persons then or previously interested in such ADSs and the nature of such interest. Each ADS holder agrees to provide any information of that kind that is requested by us or the depositary. To the extent that provisions of or governing the deposited securities or the rules or regulations of any governmental authority or securities exchange or automated quotation system may require the disclosure of beneficial or other ownership of deposited securities, other shares and other securities to us or other persons and may provide for blocking transfer and voting or other rights to enforce such disclosure or limit such ownership, the depositary has agreed to use its reasonable efforts to comply with our written instructions in respect of any such enforcement or limitation.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

/

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this registration statement on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.
Exhibit Number	Description
1.1	Certificate of the Registration of a Company of Penfold Printers LTD, dated September 27, 1983
1.2	Certificate of Registration on Change of Name of Piedmont Lithium LTD, dated August 18, 2017
1.3	Constitution of WCP Resources Limited, dated November 27, 2009
2.1	Deposit Agreement, dated October 11, 2017, among Piedmont Lithium Limited, The Bank of New York Mellon, and Owners and Holders of American Depositary Shares
2.2	Form of Amended and Restated Deposit Agreement among Piedmont Lithium Limited, The Bank of New York Mellon, and Owners and Holders of American Depositary Shares
8.1	List of Subsidiaries of Piedmont Lithium LTD
15.1	Consent of Deloitte Touche Tohmatsu

Piedmont Lithium Limited (formerly WCP Resources Limited)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
for the years ended June 30, 2017, 2016 and 2015

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 December 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Piedmont Lithium Limited
(formerly WCP Resources Limited)

We have audited the accompanying consolidated statements of financial position of Piedmont Lithium Limited and subsidiaries (the “Company”) as of June 30, 2017 and June 30, 2016, and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended June 30, 2017. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Piedmont Lithium Limited and subsidiaries as of June 30, 2017 and June 30, 2016, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Touche Tohmatsu

Perth, Australia

January 25, 2018

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
YEARS ENDED JUNE 30, 2017, 2016 AND 2015

	Note	2017	2016	2015
		A$	A$	A$

Continuing operations
Interest income		44,978	53,556	71,205
Exploration and evaluation expenses		(1,501,453)	(54,793)	(357,554)
Corporate and administrative expenses		(588,983)	(386,950)	(454,789)
Business development expenses		(309,527)	(191,016)	(307,097)
Share based payments	15	(1,142,443)	99,514	(99,514)
Other income/(expenses)	2	(820)	95,711	(30,000)
Loss before income tax		(3,498,248)	(383,978)	(1,177,749)
Income tax expense	3	—	—	—
Loss for the year		(3,498,248)	(383,978)	(1,177,749)
Loss attributable to members of Piedmont Lithium Limited		(3,498,248)	(383,978)	(1,177,749)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(2,807)	—	—
Net fair value loss on available-for-sale financial assets	2	—	—	(63,750)
Impairment losses on available-for-sale financial assets transferred to profit or loss	2	—	—	30,000
Other comprehensive loss for the year, net of tax		(2,807)	—	(33,750)
Total comprehensive loss for the year		(3,501,055)	(383,978)	(1,211,499)
Total comprehensive loss attributable to members of Piedmont Lithium Limited		(3,501,055)	(383,978)	(1,211,499)

Basic loss per share (cents per share)	13	(0.85)	(0.10)	(0.30)
Diluted loss per share (cents per share)	13	(0.85)	(0.10)	(0.30)

The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT JUNE 30, 2017 AND 2016

	Note	2017	2016
		A$	A$

ASSETS
Current Assets
Cash and cash equivalents	5	4,597,397	1,855,095
Trade and other receivables	6	44,172	13,811
Total Current Assets		4,641,569	1,868,906
Non-Current Assets
Exploration and evaluation assets	7	231,149	52,022
Property, plant and equipment	8	5,064	1,289
Available-for-sale financial assets at fair value		—	—
Total Non-Current Assets		236,213	53,311
TOTAL ASSETS		4,877,782	1,922,217
LIABILITIES
Current Liabilities
Trade and other payables	9	628,480	63,322
Total Current Liabilities		628,480	63,322
TOTAL LIABILITIES		628,480	63,322
NET ASSETS		4,249,302	1,858,895
EQUITY
Contributed equity	10	35,202,197	30,453,178
Reserves	11	1,139,636	—
Accumulated losses	12	(32,092,531)	(28,594,283)
TOTAL EQUITY		4,249,302	1,858,895

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
YEARS ENDED JUNE 30, 2017, 2016 AND 2015

	Ordinary Shares	Share Based Payments Reserve	Foreign Currency Translation Reserve	Investments Available-For- Sale Reserve	Accumulated Losses	Total Equity
	A$	A$	A$	A$	A$	A$

Balance at July 1, 2016	30,453,178	—	—	—	(28,594,283)	1,858,895
Net loss for the year	—	—	—	—	(3,498,248)	(3,498,248)
Exchange differences arising on translation of foreign operations	—	—	(2,807)	—	—	(2,807)
Total comprehensive loss for the year	—	—	(2,807)	—	(3,498,248)	(3,501,055)
Issue of shares	5,060,000	—	—	—	—	5,060,000
Share issue costs	(310,981)	—	—	—	—	(310,981)
Share based payments	—	1,142,443	—	—	—	1,142,443
Balance at June 30, 2017	35,202,197	1,142,443	(2,807)	—	(32,092,531)	4,249,302
Balance at July 1, 2015	30,453,178	99,514	—	—	(28,210,305)	2,342,387
Net loss for the year	—	—	—	—	(383,978)	(383,978)
Total comprehensive loss for the year	—	—	—	—	(383,978)	(383,978)
Share based payments	—	(99,514)	—	—	—	(99,514)
Balance at June 30, 2016	30,453,178	—	—	—	(28,594,283)	1,858,895
Balance at July 1, 2014	30,453,178	—	—	33,750	(27,032,556)	3,454,372
Net loss for the year	—	—	—	—	(1,177,749)	(1,177,749)
Net fair value loss on available-for-sale financial assets	—	—	—	(63,750)	—	(63,750)
Impairment losses on available-for-sale financial assets transferred to profit or loss	—	—	—	30,000	—	30,000
Total comprehensive loss for the year	—	—	—	(33,750)	(1,177,749)	(1,211,499)
Share based payments	—	99,514	—	—	—	99,514
Balance at June 30, 2015	30,453,178	99,514	—	—	(28,210,305)	2,342,387

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED JUNE 30, 2017, 2016 AND 2015

	Notes	2017	2016	2015
		A$	A$	A$
Cash flows from operating activities
Payments to suppliers and employees		(1,800,463)	(612,686)	(1,373,314)
Interest received		35,594	59,325	85,284
Net cash flows used in operating activities	5	(1,764,869)	(553,360)	(1,288,030)
Cash flows from investing activities
Purchase of exploration and evaluation assets		(235,653)	—	—
Purchase of property, plant and equipment		(5,375)	—	—
Proceeds from sale of available-for-sale investments		—	106,961	—
Net cash flows (used in)/from investing activities		(241,028)	106,961	—
Cash flows from financing activities
Proceeds from issue of shares		5,060,000	—	—
Share issue costs		(310,981)	—	—
Net cash flows from financing activities		4,749,019	—	—
Net increase/(decrease) in cash and cash equivalents		2,743,122	(446,399)	(1,288,030)
Net foreign exchange differences		(820)	—	—
Cash and cash equivalents at beginning of year		1,855,095	2,301,494	3,589,524
Cash and cash equivalents at the end of the year	5	4,597,397	1,855,095	2,301,494

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2017, 2016 AND 2015

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparing the consolidated financial statements of Piedmont Lithium Limited (formerly WCP Resources Limited) (“Piedmont” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the years ended June 30, 2017, 2016 and 2015 are stated to assist in a general understanding of the consolidated financial statements.

Piedmont is a Company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange.

The principal activities of the Group during fiscal 2017, fiscal 2016 and fiscal 2015 consisted of the identification, acquisition, exploration and development of resource projects. During fiscal 2017, the Group identified and acquired the Piedmont Lithium Project (“Project”) located in the United States and subsequently the Group has focussed on the exploration and appraisal of the Project.

The consolidated financial statements of the Group for the years ended June 30, 2017, 2016 and 2015 were authorised for issue in accordance with a resolution of the Directors on January 25, 2018.

(a)	Basis of Preparation

The consolidated financial statements are general purpose financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group is a for-profit entity for the purposes of preparing the consolidated financial statements.

The consolidated financial statements have been prepared on a historical cost basis.

The consolidated financial statements are presented in Australian dollars (A$).

(b)	Statement of Compliance

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the IASB that are relevant to its operations and effective for the current annual reporting period.

The adoption of these new and revised standards has not resulted in any significant changes to the Group's accounting policies or to the amounts reported for the current or prior periods. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ended June 30, 2017. Those which may be relevant to the Group are set out in the table below. The Company is currently assessing the impact of those new standards on its financial statements but does not expect any to have a significant impact on the Group's consolidated results and financial position.

Standard/Interpretation	Application Date of Standard	Application Date for Group
Disclosure Initiative (Amendments to IAS 7 Statement of Cash Flows)	January 1, 2017	July 1, 2017
IFRS 9 Financial Instruments, and relevant amending standards	January 1, 2018	July 1, 2018
Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018	July 1, 2018
Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2 Share-based Payments)	January 1, 2018	July 1, 2018
IFRIC 22 Foreign Currency Transactions and Advance Consideration	January 1, 2018	July 1, 2018
IFRS 16 Leases	January 1, 2019	July 1, 2020
(c)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company and the results of all subsidiaries.

Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power.

Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies, so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated. Investments in subsidiaries are accounted for at cost in the consolidated statement of financial position of the Company.

(d)	Foreign Currencies
(i)	Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the Company's functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the consolidated statement of profit or loss and other comprehensive income, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the consolidated statement of profit or loss and other comprehensive income.

(iii)	Group companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
•	income and expenses are translated at average exchange rates for the period; and
•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in equity. These differences are recognised in profit or loss in the period in which the operation is disposed.

(e)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts.

(f)	Trade and Other Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due and are interest free.

(g)	Other Financial Assets

Financial assets in the scope of IAS 39 Financial Instruments: Recognition and Measurement are classified as either financial assets at fair value though profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognised initially they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end. Accounting policies below are included only for those financial assets held by the Group.

(h)	Property, Plant and Equipment
(i)	Cost and valuation

All classes of property, plant and equipment are measured at cost.

(ii)	Depreciation

Depreciation is provided on a straight-line basis on all property, plant and equipment.

	2017	2016	2015
Major depreciation periods are:
Plant and equipment:	5 years	5 years	5 years
(i)	Exploration and Development Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method and with IFRS 6 Exploration for and Evaluation of Mineral Resources.

Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalised and recognised as an exploration and evaluation asset. This includes option payments made to landowners under the Group’s option agreements with local landowners which are considered part of the acquisition costs. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

(i)	the rights to tenure of the area of interest are current; and
(ii)	at least one of the following conditions is also met:
•	the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and
•	exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

All other exploration and evaluation expenditures are expensed as incurred.

Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a “mine development property” and future expenditures incurred in the development of that area of interest is accounted for in accordance with the Group’s policy for Property, Plant & Equipment, as described in note 1(h).

Impairment

Capitalised exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(j)	Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received. Trade accounts payable are normally settled within 60 days.

(k)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(l)	Interest income

Interest income is recognised as it accrues, taking into account the effective yield on the financial asset. Interest income relates to interest arising from cash and cash equivalent balances.

(m)	Income Tax

The income tax expense for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.

(n)	Employee Entitlements

Provision is made for the Group's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than 12 months have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(o)	Earnings per Share

Basic earnings per share (“EPS”) is calculated by dividing the net profit attributable to members of the Company for the reporting period, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after-tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue.

(p)	Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables in the consolidated statement of financial position are shown inclusive of GST.

Cash flows are presented in the consolidated statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

(q)	Use and Revision of Accounting Estimates

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following note:

•	Recognition of tax losses (Note 3).
•	Impairment of Exploration and Evaluation expenditures (Note 7).
•	Share-based payments (Note 15).

(r)	Segment reporting

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors.

Operating segments have been identified based on the information provided to the chief operating decision makers – being the board of directors.

The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:

•	Nature of the products and services,
•	Nature of the production processes,
•	Type or class of customer for the products and services,
•	Methods used to distribute the products or provide the services, and if applicable,
•	Nature of the regulatory environment.

Operating segments that meet the quantitative criteria as prescribed by IFRS 8 Operating Segments are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.

(s)	Impairment of Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(t)	Fair Value Estimation

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at measurement date.

Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for that asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.

As disclosed above, the fair value of financial instruments traded in active markets, Level 1 in the hierarchy noted above, such as available-for-sale securities, is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(u)	Issued and Unissued Capital

Ordinary Shares and Performance Shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(v)	Dividends

Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.

(w)	Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value is determined using the Black Scholes option pricing model. Further details on how the fair value of equity-settled share based payments has been determined can be found in Note 15.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share based payments reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

2.	OTHER INCOME AND EXPENSES
		2017	2016	2015
	Note	A$	A$	A$
Other income
Net gain on sale of available-for sale investments		—	95,711	—
Other expenses
Net foreign exchange loss		(820)	—	—
Impairment of available-for sale investments		—	—	(30,000)
		(820)	—	(30,000)
Depreciation and impairment
Included in corporate and administrative expenses:
Depreciation of plant and equipment	8	(1,501)	(7,451)	(7,062)
Write-off of plant and equipment	8	—	—	(4,739)
Included in exploration and evaluation expenses:
Impairment of exploration and evaluation asset	7	(52,022)	—	—
Included in other income/(expenses):
Impairment of available-for sale investments[1]		—	—	(30,000)
		(53,523)	(7,451)	(41,801)
Employee benefits expense (including key management personnel)
Included in corporate and administrative expenses:
Wages, salaries and fees		(272,834)	(92,764)	(64,000)
Defined contribution plans		(18,793)	(8,813)	(3,800)
Included in exploration and evaluation expenses:
Wages, salaries and fees		(182,936)	(41,168)	(129,350)
Defined contribution plans		—	(3,911)	(8,983)
Termination payments		—	(4,381)	—
Included in business development expenses:
Wages, salaries and fees		(105,000)	(136,168)	(249,350)
Defined contribution plans		—	(6,286)	(13,733)
Termination payments		—	(4,381)	—
Included in share based payments:
Share based payments	16	(1,142,443)	99,514	(99,514)
		(1,722,006)	(198,358)	(568,730)

Notes:

1	During the year ended June 30, 2015, a fair value loss of A$63,750 was recorded in other comprehensive income related to the Group’s available-for-sale investments, of which A$30,000 was treated as an impairment loss and recorded in profit or loss on the basis that it was considered to be a permanent diminution in value.

3.	INCOME TAX
	2017	2016	2015
	A$	A$	A$
Recognised in profit or loss
Current income tax:
Current income tax benefit in respect of the current year	—	—	—
Deferred income tax:
Relating to origination and reversal of temporary differences	(373,277)	(11,596)	(101,110)
Adjustments in respect of deferred income tax of previous years	(116,000)	(124,689)	(40,664)
Deferred tax assets not brought to account	489,277	136,285	141,774
Income tax expense reported in profit or loss	—	—	—
Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax	(3,498,248)	(383,978)	1,177,749
At the Australian income tax rate of 27.5% (2016: 30%)	(962,018)	(115,194)	(353,325)
Expenditure not allowable for income tax purposes	399,292	103,598	252,215
Effect of decrease in Australian income tax rate[1]	287,386	—	—
Effect of higher tax rates in the United States	(107,527)	—	—
Exchange differences on translation of foreign operations	9,590	—	—
Adjustments in respect of deferred income tax of previous years	(116,000)	(124,689)	(40,664)
Effect of deferred tax assets not brought to account	489,277	136,285	141,774
Income tax expense reported in profit or loss	—	—	—
Deferred Tax Assets and Liabilities
Deferred Tax Liabilities:
Exploration and evaluation assets	—	15,607	15,607
Accrued interest	3,757	1,283	3,014
Deferred tax assets used to offset deferred tax liabilities	(3,757)	(16,890)	(18,621)
	—	—	—
Deferred Tax Assets:
Accrued expenditure	8,800	7,980	8,715
Available-for sale financial assets	—	—	409,126
Provision for employee entitlements	—	—	4,487
Capital allowances	—	—	8,700
Tax losses available to offset against future taxable income	3,816,870	3,341,545	2,783,942
Deferred tax assets used to offset deferred tax liabilities	(3,757)	(16,890)	(18,621)
Deferred tax assets not brought to account[2,3]	(3,821,913)	(3,332,635)	(3,196,349)
	—	—	—

Notes:

1	During the year ended June 30, 2017, the Australian corporate tax rate was reduced to 27.5% for the 2016-17 income year for small business entities with an aggregated turnover of less than A$10 million.
2	The benefit of deferred tax assets not brought to account will only be brought to account if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit.
3	The Group is currently considering the impact of the U.S. Tax Cuts and Jobs Act which became law on December 22, 2017 and is effective for taxable years beginning after December 31, 2017. No historic tax losses are recognized as at June 30, 2017, 2016, or 2015 given it was not probable at these dates that such losses will be utilized, as is required under IAS 12 Income Taxes. The Tax Cuts and Jobs Act has no impact on the statement of financial position as of these dates, but may impact the recognition of deferred tax assets related to historic tax losses if recognized in future periods.
4	The Company and its wholly-owned Australian resident entities have formed a tax consolidated group from 1 July 2008 and are therefore taxed as a single entity from that date. The head entity within the tax consolidated group is Piedmont Lithium Limited.

4.	DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended June 30, 2017 (2016: nil) (2015: nil).

5.	CASH AND CASH EQUIVALENTS
	2017	2016	2015
	A$	A$	A$
Cash at bank and on hand	1,097,397	335,095	1,281,494
Short term deposits	3,500,000	1,520,000	1,020,000
	4,597,397	1,855,095	2,301,494
Reconciliation of loss before income tax to net cash flows from operations
Loss for the year	(3,498,248)	(383,978)	(1,177,749)
Adjustment for non-cash income and expense items:
Depreciation and impairment	53,523	7,451	41,801
Share-based payments	1,142,443	(99,514)	99,514
Exchange differences	(6,826)	—	—
Net gain on sale of available-for sale investments	—	(95,711)	—
Change in assets and liabilities:
(Increase)/decrease in trade and other receivables	(30,361)	11,328	17,026
Increase/(decrease) in trade and other payables	574,600	22,019	(231,305)
Decrease in provision for employee entitlements	—	(14,955)	(37,317)
Net cash outflow from operating activities	(1,764,869)	(553,360)	(1,288,030)
6.	TRADE AND OTHER RECEIVABLES
	2017	2016
	A$	A$
Accrued interest receivable	13,661	4,277
GST receivable	30,511	9,534
	44,172	13,811
7.	EXPLORATION AND EVALUATION ASSETS
	2017	2016
	A$	A$
Areas of interest
Piedmont Lithium Project[1]	231,149	—
Yalgoo Gold Project[2]	—	52,022
Carrying amount at June 30	231,149	52,022
Reconciliation
Carrying amount at 1 July	52,022	52,022
Additions	235,653	—
Impairment[2]	(52,022)	—
Exchange differences	(4,504)	—
Carrying amount at June 30[3]	231,149	52,022

Notes:

1	During the year ended June 30, 2017, the Group entered into exclusive option agreements with local landowners, which upon exercise, allows the Group to purchase (or in some cases long term lease) approximately 568 acres of surface property and the associated mineral rights from the local landowners (the “Piedmont Lithium Project”). During the year ended June 30, 2017, the

Group made option payments totalling A$235,653 to the landowners which have been treated as acquisition costs and capitalised as ‘exploration and evaluation assets’. No liability has been recorded for the consideration payable to landowners if the Group chooses to exercise the options (refer to Note 18 for further details of contingent liabilities).

2	During the year ended June 30, 2017, the Group surrendered its Yalgoo gold tenement located in in Western Australia following a review of exploration results received to-date. Accordingly, the decision was taken to write-off all capitalised exploration costs associated with this tenement, being a total of A$52,022.
3	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.
8.	PROPERTY, PLANT AND EQUIPMENT
	2017	2016	2015
	A$	A$	A$
Plant and equipment
At cost	39,061	100,220	100,220
Accumulated depreciation and impairment	(33,997)	(98,931)	(91,480)
Carrying amount at June 30	5,064	1,289	8,740
Reconciliation
Carrying amount at 1 July	1,289	8,740	20,541
Additions	5,375	—	—
Depreciation of plant and equipment	(1,501)	(7,451)	(7,062)
Write-off of plant and equipment	—	—	(4,739)
Exchange differences	(99)	—	—
Carrying amount at June 30	5,064	1,289	8,740
9.	TRADE AND OTHER PAYABLES
	2017	2016
	A$	A$
Trade creditors	456,060	36,722
Accrued expenses	172,420	26,600
	628,480	63,322
10.	CONTRIBUTED EQUITY
			2017	2016
	Note		A$	A$
Issued capital
454,030,352 fully paid ordinary shares (2016: 397,808,129) (2015: 397,808,129)	10(a	)	35,202,197	30,453,178
(a)	Movements in issued capital
Date	Details	Number of Ordinary Shares	Issue Price	A$
July 1, 2016	Opening balance	397,808,129	—	30,453,178
April 13-21, 2017	Share placement	56,222,223	$0.09	5,060,000
	Share issue costs	—	—	(310,981)
June 30, 2017	Closing balance	454,030,352	—	35,202,197
July 1, 2015	Opening balance	397,808,129	—	30,453,178
June 30, 2016	Closing balance	397,808,129	—	30,453,178

(b)	Rights attaching to ordinary shares

The rights attaching to fully paid ordinary shares (“Shares”) arise from a combination of the Company's Constitution, statute and general law. Shares issued following the exercise of incentive options or conversion of performance rights in accordance with notes 11(c) and 11(d) will rank equally in all respects with the Company's existing Shares.

(i)	Shares

The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the directors, subject to the Corporations Act 2001, Listing Rules of the Australian Securities Exchange (“ASX”) and any rights attached to any special class of shares.

(ii)	Meetings of Members

Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is 2 shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.

(iii)	Voting

Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.

(iv)	Changes to the Constitution

The Company's Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.

(v)	Listing Rules

Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company's Constitution will be deemed to comply with the Listing Rules as amended from time to time.

11.	RESERVES
			2017	2016	2015
	Note		A$	A$	A$
Share-based payments reserve	11(b	)	1,142,443	—	99,514
Foreign currency translation reserve	11(e	)	(2,807)	—	—
			1,139,636	—	99,514
(a)	Nature and purpose of reserves
(i)	Share-based payments reserve

The share-based payments reserve is used to record the fair value of incentive options and performance rights issued by the Group.

(ii)	Foreign currency translation reserve

Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve, as described in Note 1(d). The reserve is recognised in profit or loss when the net investment is disposed of.

(b)	Movements in share-based payments reserve
Date	Details	Number of incentive options	Number of performance rights	A$
July 1, 2016	Opening balance	—	4,400,000	—
September 27, 2016	Grant of incentive options	45,000,000	—	—
December 9, 2016	Grant of incentive options	8,000,000	—	—
December 31, 2016	Lapse of performance rights	—	(1,100,000)	—
May 1, 2017	Grant of incentive options[1]	3,450,000	—	—
June 30, 2017	Lapse of performance rights	—	(1,100,000)	—
June 30, 2017	Share-based payment expenses	—	—	1,142,443
June 30, 2017	Closing balance	56,450,000	2,200,000	1,142,443
July 1, 2015	Opening balance	—	10,400,000	99,514
January 22, 2016	Lapse of performance rights	—	(6,000,000)	—
June 30, 2016	Share-based payment benefits[2]	—	—	(99,514)
June 30, 2016	Closing balance	—	4,400,000	—
July 1, 2014	Opening balance	—	—	—
September 14, 2014	Issue of performance rights	—	10,400,000	—
June 30, 2015	Share-based payment expenses	—	—	99,514
June 30, 2015	Closing balance	—	10,400,000	99,514

Notes:

1	During fiscal 2017, the Group agreed to grant 3,450,000 incentive options however these options were not issued until after the end of the financial year on 6 July 2017. In accordance with IFRS 2, these options are deemed to have been granted during the financial year.
2	During fiscal 2016, the benefit of $99,514 arising from share-based payment transactions relates to the reversal of prior year expenses arising from share-based payment transactions previously recognised. The prior year expenses were reversed partly due to the forfeiture of unvested performance rights previously granted to employees and contractors of the Group, and partly due to the determination by Directors that certain performance rights previously granted to employees and contractors are considered unlikely to ever ultimately vest.
3	For details on the valuation of incentive options and performance rights, including models and assumptions used, please refer to Note 15 of the financial statements.
(c)	Terms and conditions of incentive options

The incentive options are granted based upon the following terms and conditions:

•	Each incentive option entitles the holder to the right to subscribe for one Share upon the exercise of each incentive option;
•	The incentive options granted as share based payments at the end of the 2017 financial year have the following exercise prices and expiry dates:
—	19,000,000 incentive options exercisable at A$0.05 each expiring on December 31, 2019;
—	1,000,000 incentive options exercisable at A$0.08 each expiring on December 31, 2019;
—	16,500,000 incentive options exercisable at A$0.10 each expiring on December 31, 2019;
—	16,500,000 incentive options exercisable at A$0.15 each expiring on December 31, 2019;
—	1,150,000 incentive options exercisable at A$0.15 each expiring on June 30, 2020;

—	1,150,000 incentive options exercisable at A$0.20 each expiring on June 30, 2020; and
—	1,150,000 incentive options exercisable at A$0.25 each expiring on June 30, 2020;
•	The incentive options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);
•	Shares issued on exercise of the incentive options rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the incentive options;
•	If there is any reconstruction of the issued share capital of the Company, the rights of the incentive option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and
•	No application for quotation of the incentive options will be made by the Company.
(d)	Terms and conditions of performance rights

The performance rights are granted based upon the following terms and conditions:

•	Each performance right automatically converts into one Share upon vesting of the performance right;
•	Each performance right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the performance right to vest;
•	The performance rights outstanding at the end of the financial year have the following performance conditions and expiry dates:
—	1,100,000 performance rights subject to the Scoping Study Milestone expiring on December 31, 2017; and
—	1,100,000 performance rights subject to the Feasibility Study Milestone expiring on December 31, 2018;
•	Shares issued on conversion of the performance rights rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the performance rights;
•	If there is any reconstruction of the issued share capital of the Company, the rights of the performance right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;
•	No application for quotation of the performance rights will be made by the Company; and
•	Without approval of the Board, performance rights may not be transferred, assigned or novated, except, upon death, a participant's legal personal representative may elect to be registered as the new holder of such performance rights and exercise any rights in respect of them.
(e)	Movements in foreign currency translation reserve
	2017	2016	2015
	A$	A$	A$
Balance at 1 July	—	—	—
Exchange differences arising on translation of foreign operations	(2,807)	—	—
Balance at June 30	(2,807)	—	—

12.	ACCUMULATED LOSSES
	2017	2016
	A$	A$
Balance at 1 July	(28,594,283)	(28,210,305)
Net loss for the year	(3,498,248)	(383,978)
Balance at June 30	(32,092,531)	(28,594,283)
13.	EARNINGS PER SHARE
	2017 A$ cents	2016 A$ cents	2015 A$ cents
Basic loss per share	(0.85)	(0.10)	(0.30)
Diluted loss per share	(0.85)	(0.10)	(0.30)
	2017 A$	2016 A$	2015 A$
The following reflects the income and share data used in the calculations of basic earnings per share:
Net loss	(3,498,248)	(383,978)	(1,777,749)
Earnings used in calculating basic and dilutive earnings per share	(3,498,248)	(383,978)	(1,777,749)
	Number of Ordinary Shares 2017	Number of Ordinary Shares 2016	Number of Ordinary Shares 2015
Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share	409,976,775	397,808,129	397,808,129
(a)	Non-Dilutive Securities

As at balance date, 56,450,000 incentive options and 2,200,000 performance rights, which together represent 58,650,000 potential Ordinary Shares, were considered anti-dilutive as they would decrease the loss per share, and therefore were excluded from the calculation of diluted earnings per share.

(b)	Conversions, Calls, Subscriptions or Issues after June 30, 2017

Subsequent to year-end, on July 6, 2017, the Company issued 27,450,000 incentive options as follows:

•	6,000,000 incentive options exercisable at A$0.10 each expiring on 10 July 2020;
•	6,000,000 incentive options exercisable at A$0.12 each expiring on 10 January 2021;
•	6,000,000 incentive options exercisable at A$0.16 each expiring on 10 July 2021;
•	6,000,000 incentive options exercisable at A$0.24 each expiring on 10 July 2022;
•	1,150,000 incentive options exercisable at A$0.15 each expiring on June 30, 2020;
•	1,150,000 incentive options exercisable at A$0.20 each expiring on June 30, 2020; and
•	1,150,000 incentive options exercisable at A$0.25 each expiring on June 30, 2020.

Other than as outlined above, there have been no conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of these consolidated financial statements.

14.	RELATED PARTIES
(a)	Subsidiaries
	Country of Incorporation	Equity Interest
		2017%	2016%	2015%
Piedmont Lithium, Inc.[1]	United States	100	—	—
Gaston Land Company, LLC[2]	United States	—	—	—
WCP Gold Pty Ltd[3]	Australia	100	100	100
WCP Copper Pty Ltd[3]	Australia	100	100	100
Mt Phillips Exploration Pty Ltd[3]	Australia	100	100	100
WCP Energy Pty Ltd[3]	Australia	100	100	100
WCP Phosphate Pty Ltd[3]	Australia	100	100	100

Notes:

1	Piedmont Lithium, Inc. was incorporated by the Group on July 18, 2016.
2	Gaston Land Company, LLC was incorporated by the Group after year end on October 23, 2017.
3	The Group has applied to the Australian Securities & Investments Commission (“ASIC”) to voluntarily de-register these dormant Australian subsidiaries.
(b)	Ultimate Parent

Piedmont Lithium Limited is the ultimate parent of the Group.

(c)	Key Management Personnel

The aggregate compensation made to key management personnel of the Group is set out below:

	2017	2016	2015
	A$	A$	A$
Short-term employee benefits	533,500	270,101	442,700
Post-employment benefits	18,793	19,010	26,516
Termination benefits	—	8,761	—
Share-based payments	476,552	(93,772)	93,772
Total compensation	1,028,845	204,100	562,988

No loans were provided to or received from key management personnel during the year ended June 30, 2017 (2016: Nil).

(d)	Transactions with related parties of Key Management Personnel

Apollo Group Pty Ltd (‘Apollo’), a company associated with Mr. Mark Pearce, was paid $180,000 during the year ended June 30, 2017 for the provision of serviced office facilities and administration services (2016: $180,000) (2015: $272,000), based on a monthly retainer of $15,000 due and payable in advance with no fixed term. The agreement may be terminated by either party for any reason by giving one month’s notice.

Ledger Holdings Pty Ltd (‘Ledger’), a company associated with Mr. Levi Mochkin, was paid $105,000 during the year ended June 30, 2017 for the provision of services in relation to business development activities (2016: $70,000) (2015: $70,000). Ledger receives a monthly retainer of $5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.

15.	SHARE-BASED PAYMENTS
(a)	Recognised share-based payment expense

From time to time, the Group provides incentive options and performance rights to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required.

During the past three years, the following equity-settled share-based payments have been recognised:

	2017	2016	2015
	A$	A$	A$
(Expense)/benefit arising from equity-settled share-based payment transactions	(1,142,443)	99,514	(99,514)

The benefit of $99,514 arising from share-based payment transactions in fiscal 2016 resulted from the reversal of prior year expenses arising from share-based payment transactions previously recognised in fiscal 2015 due to: (1) the forfeiture of certain unvested performance rights previously granted to employees and contractors of the Group; and (2) the determination by Directors that the remaining performance rights previously granted to employees and contractors are considered unlikely to ever ultimately vest.

(b)	Summary of incentive options and performance rights granted as share-based payments

The following table illustrates the number and weighted average exercise prices (“WAEP”) of Incentive options and performance rights granted as share-based payments at the beginning and end of the financial year:

	2017 Number	2017 WAEP	2016 Number	2016 WAEP	2015 Number	2015 WAEP
Outstanding at beginning of year	4,400,000	—	10,400,000	—	—	—
Lapsed during the year	(2,200,000)	—	(6,000,000)	—	—	—
Granted during the year	56,450,000	$0.10	—	—	10,400,000	—
Outstanding at end of year	58,650,000	$0.10	4,400,000	—	10,400,000	—

The following incentive options and performance rights were granted as share-based payments during the past three years:

Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Fair Value A$
2017
Series 1	Options	19,000,000	Sep 27, 2016	Dec 31, 2019	$0.05	$0.0360
Series 2	Options	13,000,000	Sep 27, 2016	Dec 31, 2019	$0.10	$0.0270
Series 3	Options	13,000,000	Sep 27, 2016	Dec 31, 2019	$0.15	$0.0220
Series 4	Options	1,000,000	Dec 9, 2016	Dec 31, 2019	$0.08	$0.0410
Series 5	Options	3,500,000	Dec 9, 2016	Dec 31, 2019	$0.10	$0.0370
Series 6	Options	3,500,000	Dec 9, 2016	Dec 31, 2019	$0.15	$0.0300
Series 7	Options	1,150,000	May 1, 2017	Jun 30, 2020	$0.15	$0.0400
Series 8	Options	1,150,000	May 1, 2017	Jun 30, 2020	$0.20	$0.0340
Series 9	Options	1,150,000	May 1, 2017	Jun 30, 2020	$0.25	$0.0300
2015
Series 10	Rights	2,600,000	Aug 29, 2014	Dec 31, 2016	—	$0.0350
Series 11	Rights	2,600,000	Aug 29, 2014	Jun 30, 2017	—	$0.0350
Series 12	Rights	2,600,000	Aug 29, 2014	Dec 31, 2017	—	$0.0350
Series 13	Rights	2,600,000	Aug 29, 2014	Dec 31, 2018	—	$0.0350

(c)	Weighted Average Remaining Contractual Life

At June 30, 2017, the weighted average remaining contractual life of incentive options and performance rights on issue that had been granted as share-based payments was 2.5 years (2016: 1.4 years) (2015: 2.4 years).

(d)	Range of Exercise Prices

At June 30, 2017, the range of exercise prices of incentive options on issue that had been granted as share-based payments was A$0.05 to A$0.25 (2016: nil) (2015: nil).

(e)	Weighted Average Fair Value

The weighted average fair value of incentive options and performance rights granted as share-based payments by the Group during the year ended June 30, 2017 was A$0.03 (2016: nil) (2015: A$0.035).

(f)	Option and Rights Pricing Models

The fair value of incentive options granted is estimated at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the incentive options were granted. The fair value of performance rights granted is estimated at the date of grant based on the underlying share price (being the seven-day volume weighted average share price prior to issuance).

The table below lists the inputs to the valuation model used for share options granted by the Group during the last three years:

Inputs	Series 1	Series 2	Series 3	Series 4	Series 5	Series 6	Series 7
Exercise price	A$0.05	A$0.10	A$0.15	A$0.08	A$0.10	A$0.15	A$0.15
Grant date share price	A$0.06	A$0.06	A$0.06	A$0.076	A$0.076	A$0.076	A$0.09
Dividend yield[1]	—	—	—	—	—	—	—
Volatility[2]	85%	85%	85%	85%	85%	85%	85%
Risk-free interest rate	1.62%	1.62%	1.62%	1.92%	1.92%	1.92%	1.81%
Grant date	27-Sep-16	27-Sep-16	27-Sep-16	9-Dec-16	9-Dec-16	9-Dec-16	1-May-17
Issue date	27-Sep-16	27-Sep-16	27-Sep-16	9-Dec-16	9-Dec-16	9-Dec-16	6-Jul-17
Expiry date	31-Dec-19	31-Dec-19	31-Dec-19	31-Dec-19	31-Dec-19	31-Dec-19	30-Jun-20
Expected life of option[3]	3.26 years	3.26 years	3.26 years	3.06 years	3.06 years	3.06 years	3.17 years
Fair value at grant date	A$0.036	A$0.027	A$0.022	A$0.041	A$0.037	A$0.030	A$0.040
Inputs	Series 8	Series 9	Series 10	Series 11	Series 12	Series 13
Exercise price	A$0.20	A$0.25	—	—	—	—
Grant date share price	A$0.09	A$0.09	A$0.035	A$0.035	A$0.035	A$0.035
Dividend yield[1]	—	—	—	—	—	—
Volatility[2]	85%	85%	—	—	—	—
Risk-free interest rate	1.81%	1.81%	—	—	—	—
Grant date	1-May-17	1-May-17	29-Aug 14	29-Aug 14	29-Aug 14	29-Aug 14
Issue date	6-Jul-17	6-Jul-17	29-Aug 14	29-Aug 14	29-Aug 14	29-Aug 14
Expiry date	30-Jun-20	30-Jun-20	31-Dec-16	30-Jun-17	31-Dec-17	31-Dec-18
Expected life of option[3]	3.17 years	3.17 years	2.3 years	2.8 years	3.3 years	4.3 years
Fair value at grant date	A$0.034	A$0.030	$0.035	$0.035	$0.035	$0.035

Notes:

1	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.
2	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
3	The expected life of the options is based on the expiry date of the options.

16.	SEGMENT INFORMATION

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being mineral exploration in the Unites States of America.

(a)	Reconciliation of non-current assets by geographical location
	2017	2016
	A$	A$
United States of America	236,213	—
Australia	—	53,311
	236,213	53,311
17.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
(a)	Overview

The Group's principal financial instruments comprise receivables, payables, cash, and short-term deposits. The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

This note presents information about the Group's exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital. Other than as disclosed, there have been no significant changes since the previous financial year to the exposure to or management of these risks.

The Group manages its exposure to key financial risks in accordance with the Group's financial risk management policy. Key risks are monitored and reviewed as circumstances change (e.g. acquisition of a new project) and policies are revised as required. The overall objective of the Group's financial risk management policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group's policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group's operations change, the Directors will review this policy periodically going forward.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group's financial risks as summarised below.

(b)	Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents and trade and other receivables.

There are no significant concentrations of credit risk within the Group. The carrying amount of the Group's financial assets represents the maximum credit risk exposure, as represented below:

		2017	2016
	Note	A$	A$
Cash and cash equivalents	5	4,597,397	1,855,095
Trade and other receivables	6	44,172	13,811
		4,641,569	1,868,906

The Group does not have any significant customers and accordingly does not have any significant exposure to bad or doubtful debts.

Trade and other receivables comprise primarily accrued interest revenue and GST refunds due. Where possible the Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. At June 30, 2017 none (2016: none) of the Group's receivables are past due. No impairment losses on receivables have been recognised.

With respect to credit risk arising from cash and cash equivalents, the Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board's approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2017 and 2016, the Group had sufficient liquid assets to meet its financial obligations.

The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

2017	≤6 Months A$	6-12 Months A$	1-5 Years A$	≥5 Years A$	Total A$
Group
Financial Assets
Cash and cash equivalents	4,597,397	—	—	—	4,597,397
Trade and other receivables	44,172	—	—	—	44,172
	4,641,569	—	—	—	4,641,569
Financial Liabilities
Trade and other payables	628,480	—	—	—	628,480
	628,480	—	—	—	628,480
(d)	Interest Rate Risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate.

These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing.

At the reporting date, the interest rate profile of the Group's interest-bearing financial instruments was:

		2017	2016
	Note	A$	A$
Interest-bearing financial instruments
Cash at bank and on hand	5	1,097,397	335,095
Short term deposits	5	3,500,000	1,520,000
		4,597,397	1,855,095

The Group's cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 2.33% (2016: 1.98%).

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

Interest rate sensitivity

A sensitivity of 1% (100 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates. A 1% (100 basis points) movement in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2016.

	Profit or loss		Equity
	+1% A$	—1% A$	+1% A$	—1% A$
2017
Group
Cash and cash equivalents	45,463	(45,395)	45,463	(45,395)
2016
Group
Cash and cash equivalents	18,551	(18,509)	18,551	(18,509)
(e)	Foreign Currency Risk

As a result of the Group’s acquisition during the year of the Piedmont Lithium Project located in the United States, the Group's consolidated statement of financial position and consolidated statement of profit or loss and other comprehensive income can be affected by movements in exchange rates. The Group also has transactional currency exposures. Such exposure arises from transactions denominated in currencies other than the functional currency of the entity.

The Group’s exposure to foreign currency risk throughout the current year primarily arose from controlled entities of the Company whose functional currency is U.S. Dollars (“US$”). Foreign currency risk arises on translation of the net assets of a controlled entity to Australian dollars (“A$”). In the Group accounts, the foreign currency gains or losses arising from this risk are recorded through the foreign currency translation reserve.

It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.

At the reporting date, the Group’s exposure to financial instruments denominated in foreign currencies was:

US$ denominated financial assets and liabilities	2017 US$ exposure (A$ equivalent)	2016 US$ exposure (A$ equivalent)
Financial assets
Cash and cash equivalents	51,879	—
Financial liabilities
Trade and other payables	(519,628)	—
Net exposure	(467,749)	—

Foreign exchange rate sensitivity

At the reporting date, had the Australian Dollar appreciated or depreciated against the US$, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Other Comprehensive Income
	10% Increase A$	10% Decrease A$	10% Increase A$	10% Decrease A$
2017
Group
A$ to US$	41,139	(45,253)	41,139	(45,253)
2016
Group
A$ to US$	—	—	—	—
(f)	Commodity Price Risk

The Group is exposed to commodity price risk. These commodity prices can be volatile and are influenced by factors beyond the Group's control. As the Group is currently engaged in exploration and development activities, no sales of commodities are forecast for the next 12 months, and accordingly, no hedging or derivative transactions have been used to manage commodity price risk.

(g)	Capital Management

The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board's objective is to minimise debt and to raise funds as required through the issue of new shares. The Group is not subject to externally imposed capital requirements.

There were no changes in the Group's approach to capital management during the year.

(h)	Fair Value

The net fair value of financial assets and financial liabilities approximates their carrying value. The methods for estimating fair value are outlined in the relevant notes to the financial statements.

18.	CONTINGENT ASSETS AND LIABILITIES

During the 2017 fiscal year, the Group entered into option agreements with local landowners in North Carolina, United States, in relation to its Piedmont Lithium Project, which upon exercise, allows the Group to purchase (or long-term lease) approximately 568 acres of surface property and the associated mineral rights from the local landowners. Upon exercise, in the case of a purchase, the Group will pay cash consideration approximating the fair market value of the surface property at the time of exercise (excluding the value of any minerals) plus 50%. Upon exercise, in the case of a long-term lease, the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, between US$0.50 to US$2.00 per tonne of ore produced. At reporting date, none of the option agreements have been exercised by the Group.

19.	EVENTS SUBSEQUENT TO BALANCE DATE
(a)	On July 6, 2017, the Company appointed highly respected New York-based mining investment banker Mr Keith D. Phillips as Managing Director, President and Chief Executive Officer of the Company. The Company also issued 24,000,000 unlisted options (with exercise prices between A$0.10 and A$0.24 and expiring between 10 July 2020 and 10 July 2022) to Mr Phillips as part of his remuneration package;
(b)	On August 18, 2017, the Company changed its name to ‘Piedmont Lithium Limited’ following approval by shareholders at a General Meeting of Shareholders held on 18 August 2017;

(c)	On September 27, 2017, the Company announced assay results from the first 26 holes of its second drill program at the Piedmont Lithium Project, with results continuing to show high grade lithium mineralisation across significant widths;
(d)	On October 12, 2017, the Company announced that it had been admitted to Nasdaq International Designation and its American Depositary Receipts ("ADRs") had commenced trading in the United States, via a sponsored Level 1 ADR program with The Bank of New York Mellon as depositary. Piedmont’s ADRs will trade on the OTC Market as a member of the Nasdaq International Designation under the ticker symbol “PLLLY”, with each ADR representing 100 ordinary shares of the Company;
(e)	On November 2, 2017, the Company announced that it had completed its expanded 93-hole diamond drilling program at the Piedmont Lithium Project located in North Carolina, which totaled 12,262 meters. Assay results from a further 25 holes of the drilling program continue to confirm high grade lithium mineralization along the 4 kilometers of strike within the Project;
(f)	On November 3, 2017, the Company announced that it had completed a private placement of 100,000,000 shares at an issue price of A$0.16 per share to institutional and sophisticated investors in Australia, United States, Canada, and United Kingdom to raise gross proceeds of A$16,000,000 (“Placement”). Proceeds from the Placement will be used to expedite development of the Company’s 100% owned Piedmont Lithium Project;
(g)	On November 15, 2017, the Company announced that it had increased its lithium mineral rights by 188 acres through additional land option and acquisition agreements signed with local landowners in the Carolina Tin-Spodumene Belt in North Carolina, United States. The Piedmont Lithium Project now encompasses approximately 903 acres within the Carolina Tin-Spodumene Belt;
(h)	On December 13, 2017, the Company announced that a new 20,000-meter drill program had commenced at the Piedmont Lithium Project. The new drill program will be focused on completing infill drilling for the definition of a maiden Mineral Resource and also aggressively testing the extensions of the pegmatites identified both along strike and down dip;
(i)	On January 10, 2018, the Company announced the appointments of Mr. Patrick Brindle as Vice President and Project Manager, Mr. David Buckley as Vice President and Chief Process Engineer and Mr. Bruce Czachor as Vice President and General Counsel of the Company; and
(j)	On January 24, 2018, the Company announced the commencement of a Scoping Study on the Company’s Piedmont Lithium Project, located within the world-class Carolina Tin-Spodumene Belt in North Carolina, USA.

Other than as outlined above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2017 that have significantly affected or may significantly affect:

•	the operations, in financial years subsequent to June 30, 2017, of the Consolidated Entity;
•	the results of those operations, in financial years subsequent to June 30.2017, of the Consolidated Entity; or
•	the state of affairs, in financial years subsequent to June 30, 2017, of the Consolidated Entity.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 AND 2016

	Note	Six Months Ended 31 December 2017	Six Months Ended 31 December 2016
		A$	A$
Continuing operations
Interest income		65,515	18,976
Exploration and evaluation expenses		(3,295,574)	(155,444)
Corporate and administrative expenses		(395,856)	(218,131)
Business development expenses		(581,779)	(175,099)
Share based payments		(731,233)	(540,933)
Other income/(expenses)	3	(376,455)	2,933
Loss before income tax		(5,315,382)	(1,067,698)
Income tax expense		—	—
Loss for the period		(5,315,382)	(1,067,698)
Loss attributable to members of Piedmont Lithium Limited		(5,315,382)	(1,067,698)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(23,165)	7,303
Other comprehensive gain/(loss) for the period, net of tax		(23,165)	7,303
Total comprehensive loss for the period		(5,338,547)	(1,060,395)
Total comprehensive loss attributable to members of Piedmont Lithium Limited		(5,338,547)	(1,060,395)
Loss per share
Basic and diluted loss per share (cents per share)		(1.09)	(0.27)

The above Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2017 AND 30 JUNE 2017

	Note	31 December 2017	30 June 2017
		A$	A$
ASSETS
Current Assets
Cash and cash equivalents		14,969,268	4,597,397
Trade and other receivables		117,254	44,172
Total Current Assets		15,086,522	4,641,569
Non-Current Assets
Exploration and evaluation assets	4	1,132,206	231,149
Property, plant and equipment		4,230	5,064
Total Non-Current Assets		1,136,436	236,213
TOTAL ASSETS		16,222,958	4,877,782
LIABILITIES
Current Liabilities
Trade and other payables		1,433,496	628,480
Total Current Liabilities		1,433,496	628,480
TOTAL LIABILITIES		1,433,496	628,480
NET ASSETS		14,789,462	4,249,302
EQUITY
Contributed equity	5	50,349,671	35,202,197
Reserves	6	1,847,704	1,139,636
Accumulated losses		(37,407,913)	(32,092,531)
TOTAL EQUITY		14,789,462	4,249,302

The above Unaudited Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 AND 2016

	Ordinary Shares	Share Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	A$	A$	A$	A$	A$
Balance at 1 July 2017	35,202,197	1,142,443	(2,807)	(32,092,531)	4,249,302
Net loss for the period	—	—	—	(5,315,382)	(5,315,382)
Exchange differences arising on translation of foreign operations	—	—	(23,165)	—	(23,165)
Total comprehensive loss for the period	—	—	(23,165)	(5,315,382)	(5,338,547)
Issue of shares	16,000,000	—	—	—	16,000,000
Share issue costs	(852,526)	—	—	—	(852,526)
Share based payments	—	731,233	—	—	731,233
Balance at 31 December 2017	50,349,671	1,873,676	(25,972)	(37,407,913)	14,789,462
Balance at 1 July 2016	30,453,178	—	—	(28,594,283)	1,858,895
Net loss for the period	—	—	—	(1,067,698)	(1,067,698)
Exchange differences on translation of foreign operations	—	—	7,303	—	7,303
Total comprehensive loss for the period	—	—	7,303	(1,067,698)	(1,060,395)
Share based payments	—	540,933	—	—	540,933
Balance at 31 December 2016	30,453,178	540,933	7,303	(29,661,981)	1,339,433

The above Unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 AND 2016

	Six Months Ended 31 December 2017	Six Months Ended 31 December 2016
	A$	A$
Cash flows from operating activities
Payments to suppliers and employees	(4,010,158)	(472,566)
Interest received	59,053	19,072
Net cash flows used in operating activities	(3,951,105)	(453,494)
Cash flows from investing activities
Purchase of exploration and evaluation assets	(448,043)	(220,655)
Net cash flows used in investing activities	(448,043)	(220,655)
Cash flows from financing activities
Proceeds from issue of shares	16,000,000	—
Share issue costs	(852,526)	—
Net cash inflow from financing activities	15,147,474	—
Net increase/(decrease) in cash and cash equivalents	10,748,326	(674,149)
Net foreign exchange differences	(376,455)	(13,728)
Cash and cash equivalents at the beginning of the period	4,597,397	1,855,095
Cash and cash equivalents at the end of the period	14,969,268	1,167,218

The above Unaudited Condensed Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 AND 2016

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim condensed consolidated financial statements for the months ended 31 December 2017 and 2016 (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting issued by the International Accounting Standard Board.

The preparation of the Interim Financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from those estimates. The Interim Financial Statements do not include all the notes of the type normally included in annual financial statements - and are not necessarily indicative of the results of operations and cash flows expected for the year ended June 30, 2018. Accordingly, the Interim Financial Statements are to be read in conjunction with the annual consolidated financial statements of Piedmont Lithium Limited (“the “Company”) and its consolidated entities (the “Consolidated Entity” or the “Group”) for the years ended 30 June 2017 and 2016. In the opinion of management, the accompanying Interim Financial Statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial results of such period. The Interim Financial Statements were authorised for issue in accordance with a resolution of the Directors on March 16, 2018.

(a)	Basis of Preparation of Interim Financial Statements

The Interim Financial Statements have been prepared on the basis of historical cost.

The Interim Financial Statements are presented in Australian dollars− (A$).

The accounting policies and methods of computation adopted in the preparation of the Interim Financial Statements are consistent with those adopted and disclosed in the Company's annual financial statements for the financial years ended 30 June 2017 and 2016, other than as detailed below.

(b)	New Accounting Policies

In the current period, the Group has adopted all of the new and revised standards, interpretations and amendments issued by the International Accounting Standards Board that are relevant to its operations and effective for annual reporting periods beginning on or after 1 July 2017, including Amendments to IAS 7 (“Disclosure Initiative”), Amendments to IAS 12 (“Recognition of Deferred Tax Assets for Unrealised Losses”), and Amendments to IFRS 12 (“Annual Improvements to IFRS Standards 2014−2016 Cycle”).

The adoption of new and revised standards and amendments has not affected the amounts reported for the current or prior interim periods.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.	SEGMENT INFORMATION

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being mineral exploration in the United States of America.

3.	OTHER INCOME AND EXPENSES
	Six Months Ended 31 December 2017 A$	Six Months Ended 31 December 2016 A$
Other income
Net foreign exchange gain		2,933
Other expenses
Net foreign exchange loss	(376,455)
4.	EXPLORATION AND EVALUATION ASSETS
	31 December 2017	30 June 2017
	A$	A$
Areas of interest:
Piedmont Lithium Project[1]	1,132,206	231,149
Carrying amount at the end of the period[2]	1,132,206	231,149
	Six Months Ended 31 December 2017	Six Months Ended 31 December 2016
	A$	A$
Reconciliation:
Carrying amount at the start of the period	231,149	52,022
Additions[1]	905,302	220,655
Exchange differences	(4,245)	10,134
Carrying amount at the end of the period[2]	1,132,206	282,811

Notes:

[1]	At 31 December 2017, the Group had entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allows the Group to purchase (or in some cases long term lease) 904 acres of surface property and the associated mineral rights from the local landowners (the “Piedmont Lithium Project”). During the six months ended 31 December 2017, the Group made land option payments totalling A$227,106 and made (or accrued) land acquisition payments totalling A$678,196 which have been treated as acquisition costs and capitalised as ‘exploration and evaluation assets’. No liability has been recorded for the consideration payable to landowners if the Group chooses to exercise the options.
[2]	The ultimate recoupment of costs carried for exploration and evaluation phases is dependent on the successful development and commercial exploitation or sale of the respective areas.
5.	CONTRIBUTED EQUITY
	31 December 2017	30 June 2017
	A$	A$
Issued Capital
554,030,352 fully paid ordinary shares (30 June 2017: 454,030,352)	50,349,671	35,202,197
(a)	Movements in issued capital
Date	Details	Number of Ordinary Shares	Issue Price		A$
1 Jul 17	Opening balance	454,030,352		—	35,202,197
3 Nov 17	Share placement	100,000,000	$	A0.16	16,000,000
	Share issue costs	—		—	(852,526)
31 Dec 17	Closing balance	554,030,352			50,349,671

6.	RESERVES
	31 December 2017	30 June 2017
	A$	A$
Reserves
Share based payments reserve	1,873,676	1,142,443
Foreign currency translation reserve	(25,972)	(2,807)
	1,847,704	1,139,636
(a)	Movements share based payments reserve
Date	Details	Number of Incentive Options	Number of Performance Rights	A$
1 Jul 17	Opening balance	56,450,000	2,200,000	1,142,443
10 Jul 17	Grant of incentive options[1]	24,000,000	—	—
13 Oct 17	Grant of incentive options	450,000	—	—
31 Dec 17	Expiry of performance rights	—	(1,100,000)	—
Jul 17 to Dec 17	Share based payment expense	—	—	731,233
31 Dec 17	Closing Balance	80,900,000	1,100,000	1,873,676

Notes:

[1]	As part of remuneration arrangements, Mr. Keith Phillips, Managing Director, President and Chief Executive Officer, was granted 24,000,000 (6,000,000 which vest after 12 months’ service and are exercisable at A$0.10 each on or before 10 July 2020, 6,000,000 which vest after 18 months’ service and are exercisable at A$0.12 each on or before 10 January 2021, 6,000,000 which vest after 24 months’ service and are exercisable at A$0.16 each on or before 10 July 2021, and 6,000,000 which vest after 30 months’ service and are exercisable at A$0.24 each on or before 10 July 2022). The fair value of these options is measured at the grant date using the Black Scholes option pricing model and then expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest.
7.	DIVIDENDS PAID OR PROVIDED FOR

No dividend has been paid or provided for during the period (31 December 2016: nil).

8.	CONTINGENT ASSETS AND LIABILITIES

At 31 December 2017, the Group had entered into option agreements and land acquisition agreements with local landowners in North Carolina, United States, in relation to its Piedmont Lithium Project, which upon exercise, allows the Group to purchase (or in some cases long-term lease) 904 acres of surface property and the associated mineral rights from the local landowners. Upon exercise of the option agreements, in the case of a purchase, the Group will pay cash consideration approximating the fair market value of the surface property at the time of exercise (excluding the value of any minerals) plus 50%, and in the case of a long-term lease, the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, between US$0.50 to US$2.00 per tonne of ore produced.

9.	SUBSEQUENT EVENTS AFTER BALANCE DATE
(a)	On 10 January 2018, the Company announced that it had appointed Mr. Patrick Brindle as VP & Project Manager, Mr. David Buckley as VP & Chief Process Engineer and Mr. Bruce Czachor as VP & General Counsel of the Company;
(b)	On 24 January 2018, the Company announced that it had appointed Primero Group and CSA Global to commence and manage a scoping study on the Project;

(c)	On 1 February 2018, the Company announced that it had increased its lithium mineral rights by 188 acres through a strategic land acquisition agreement signed with local landowners in the TSB, taking the Company’s total landholding to 1,092 acres; and
(d)	On 6 March 2018, the Company announced that it had increased its lithium mineral rights by 107 acres through exclusive option agreements and land acquisition agreements with local landowners in the TSB, taking the Company’s total landholding to 1,199 acres.

Other than as outlined above, at the date of the interim financial statements there are no other significant events occurring after balance date requiring disclosure.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on Form 20-F filed on its behalf.

PIEDMONT LITHIUM LIMITED

By:	/s/ Keith D. Phillips
Keith D. Phillips Chief Executive Officer

Date: March 16, 2018